  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12 , 1997

                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                           SUNGARD DATA SYSTEMS INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
        DELAWARE                     7379                       51-0267091
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                           SUNGARD DATA SYSTEMS INC.
                              1285 DRUMMERS LANE
                                WAYNE, PA 19087
                           TELEPHONE: (610) 341-8700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------
                            LAWRENCE A. GROSS, ESQ.
                      VICE PRESIDENT AND GENERAL COUNSEL
                           SUNGARD DATA SYSTEMS INC.
                              1285 DRUMMERS LANE
                                WAYNE, PA 19087
                           TELEPHONE: (610) 341-8700
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

        RICHARD E. CLIMAN, ESQ.               MICHAEL C. PHILLIPS, ESQ.
         KEITH A. FLAUM, ESQ.                  MORRISON & FOERSTER LLP
          COOLEY GODWARD LLP                     775 PAGE MILL ROAD
         FIVE PALO ALTO SQUARE                PALO ALTO, CA 94304-1018
          3000 EL CAMINO REAL                      (650) 813-5600
       PALO ALTO, CA 94306-2155
            (650) 843-5000

                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effectiveness of this Registration Statement and the effective time of the proposed merger of Information Data Inc. with and into Infinity Financial Technology, Inc., as described in the Agreement and Plan of Merger and Reorganization, dated as of October 17, 1997, attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement (the "Reorganization Agreement").

  If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(a) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

========================================================================================
                                              PROPOSED        PROPOSED
                                AMOUNT        MAXIMUM          MAXIMUM       AMOUNT OF
  TITLE OF EACH CLASS OF         TO BE     OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED/1/  PER SHARE/2/  OFFERING PRICE/2/    FEE/2/
----------------------------------------------------------------------------------------
 Common Stock par value
  $0.01 per share.......      $13,575,236    $24.15625     $327,926,794.60   $99,371.76
=======================================================================================

(1) Represents the number of shares of common stock of the Registrant which may be issued to the former stockholders of Infinity Financial Technology, Inc. ("Infinity") pursuant to the merger described herein.
(2) Each share of common stock of Infinity will be converted into the right to receive 0.68 of a share of common stock of the Registrant pursuant to the merger described herein (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the common stock of the Registrant or the common stock of Infinity between the date of the Reorganization Agreement and the effective time of the merger). Pursuant to Rule 457(f) under the Securities Act of 1933, as amended, the registration fee has been calculated based on the average of the high and low sale prices per share of the Registrant's common stock as reported in New York Stock Exchange composite transactions for November 11, 1997.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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-------------------------------------------------------------------------------

                                [INFINITY LOGO]

                      INFINITY FINANCIAL TECHNOLOGY, INC.

                                640 CLYDE COURT
                        MOUNTAIN VIEW, CALIFORNIA 94043

Dear Stockholder:

  As you may be aware, Infinity Financial Technology, Inc. ("Infinity") has entered into an Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement") with SunGard Data Systems Inc., a Delaware corporation ("SunGard"), providing for the acquisition of Infinity by SunGard. Pursuant to the Reorganization Agreement, a special meeting of stockholders of Infinity (the "Infinity Special Meeting") will be held at the principal executive offices of Infinity located at 640 Clyde Court, Mountain View,
California 94043 on       , 1997 at    a.m., local time.

  At the Infinity Special Meeting you will be asked to consider and vote upon a proposal to adopt and approve the Reorganization Agreement which provides for the merger of a wholly owned subsidiary of SunGard with and into Infinity (the "Merger"). Upon consummation of the Merger, Infinity will become a wholly owned subsidiary of SunGard. As a result of the Merger, each outstanding share of common stock of Infinity will be converted into the right to receive 0.68 of a share of common stock of SunGard (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the common stock of SunGard or the common stock of Infinity between the date of the Reorganization Agreement and the effective time of the Merger). In addition, SunGard will assume Infinity's obligations with respect to outstanding options and rights to purchase Infinity stock. The Merger is described more fully in the accompanying Proxy Statement/Prospectus.

  After careful consideration, the Infinity Board of Directors has unanimously approved the Reorganization Agreement and the Merger, and has concluded they are fair to, and in the best interests of, Infinity and its stockholders. Your Board of Directors unanimously recommends a vote in favor of the adoption and approval of the Reorganization Agreement and the approval of the Merger.

  In the materials accompanying this letter you will find a Notice of Special Meeting of Stockholders, a Proxy Statement/Prospectus relating to the proposal to be voted upon at the Infinity Special Meeting and a Proxy Card. The Proxy Statement/Prospectus more fully describes the proposed transaction. Stockholders are urged to review carefully the information contained in the accompanying Proxy Statement/Prospectus, including the information under the captions "Risk Factors," "Infinity Special Meeting--Board Recommendation," "Approval of the Merger and Related Transactions--Infinity's Reasons For the Merger," "--Background of the Merger" and "--Interests of Certain Persons in the Merger" prior to voting on the proposal.

  All stockholders are cordially invited to attend the Infinity Special Meeting in person. If you attend the Infinity Special Meeting, you may vote in person if you wish even though you have previously returned your completed proxy. WHETHER OR NOT YOU PLAN TO ATTEND THE INFINITY SPECIAL MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE INFINITY SPECIAL MEETING, REGARDLESS OF THE NUMBER OF SHARES YOU HOLD. APPROVAL OF THE MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF INFINITY COMMON STOCK. THEREFORE, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. PLEASE DO NOT SEND IN THE STOCK CERTIFICATE(S) REPRESENTING YOUR INFINITY COMMON STOCK AT THIS TIME.

  On behalf of the Board, I thank you for your support and ask you to vote in favor of the Merger.

                                          Sincerely,

                                          Roger A. Lang, Jr.
                                          Chief Executive Officer

           YOUR VOTE IS IMPORTANT--PLEASE RETURN YOUR PROXY PROMPTLY

                                                               November  , 1997

                      INFINITY FINANCIAL TECHNOLOGY, INC.

                                640 CLYDE COURT
                        MOUNTAIN VIEW, CALIFORNIA 94043

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD ON    , 1997

                               ----------------

TO THE STOCKHOLDERS OF INFINITY FINANCIAL TECHNOLOGY, INC.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Infinity Special Meeting") of Infinity Financial Technology, Inc., a Delaware
corporation ("Infinity"), will be held on       , 1997, at    a.m., local
time, at the principal executive offices of Infinity located at 640 Clyde Court, Mountain View, California 94043 to consider and vote upon the following proposal:

    To (i) adopt and approve the Agreement and Plan of Merger and Reorganization (the "Reorganization Agreement"), dated as of October 17, 1997, among Infinity, SunGard Data Systems Inc., a Delaware corporation ("SunGard"), and Information Data Inc., a Delaware corporation and wholly owned subsidiary of SunGard ("Merger Sub"), and (ii) approve the merger of Merger Sub with and into Infinity pursuant to which Infinity will become a wholly owned subsidiary of SunGard.

  Information relating to the above proposal is set forth in the attached Proxy Statement/Prospectus. Stockholders of record at the close of business on November 14, 1997 are entitled to notice of, and to vote at, the Infinity Special Meeting and any adjournments or postponements thereof. Approval and adoption of the Reorganization Agreement and approval of the merger described above will require the affirmative vote of the holders of a majority of the shares of Infinity common stock outstanding on the record date. All stockholders are cordially invited to attend the Infinity Special Meeting in person.

                                          By order of the Board of Directors

                                          Terry H. Carlitz
                                          Chief Financial Officer, Vice
                                          President, Finance and Secretary

Mountain View, California
November  , 1997

  WHETHER OR NOT YOU EXPECT TO ATTEND THE INFINITY SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEEDS TO BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

                      INFINITY FINANCIAL TECHNOLOGY, INC.

                                PROXY STATEMENT

                                ---------------

                           SUNGARD DATA SYSTEMS INC.

                                  PROSPECTUS

                                ---------------

  This Proxy Statement/Prospectus is being furnished to holders of common stock, $0.001 par value per share ("Infinity Common Stock"), of Infinity Financial Technology, Inc., a Delaware corporation ("Infinity"), in connection with the solicitation of proxies by the Infinity Board of Directors for use at Infinity's Special Meeting of Stockholders or any adjournment or postponement thereof (the "Infinity Special Meeting"). The Infinity Special Meeting is being called to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger and Reorganization, dated as of October 17, 1997, among SunGard Data Systems Inc., a Delaware corporation ("SunGard"), Information Data Inc., a Delaware corporation and a wholly owned subsidiary of SunGard ("Merger Sub"), and Infinity (the "Reorganization Agreement"), and to approve the merger of Merger Sub with and into Infinity (the "Merger").

  Upon consummation of the proposed Merger, Infinity will become a wholly owned subsidiary of SunGard and each outstanding share of Infinity Common Stock will be converted into the right to receive sixty-eight hundredths (0.68) of a share of common stock, $0.01 par value per share, of SunGard ("SunGard Common Stock") (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the SunGard Common Stock or the Infinity Common Stock between the date of the Reorganization Agreement and the effective time of the Merger). (The fraction of a share of SunGard Common Stock, currently 0.68, into which each share of Infinity Common Stock will be converted pursuant to the Reorganization Agreement is referred to as the "Exchange Ratio"). If the Merger is consummated, Infinity's 1989 Stock Option Plan, Infinity's 1993 Stock Incentive Plan and Infinity's 1996 Stock Incentive Plan (collectively, the "Infinity Stock Option Plans") will be assumed by SunGard and each option to purchase Infinity Common Stock outstanding under the Infinity Stock Option Plans (each, an "Infinity Option") will be converted into an option to purchase that number of shares of SunGard Common Stock determined by multiplying the number of shares of Infinity Common Stock subject to such Infinity Option immediately prior to the effective time of the Merger by the Exchange Ratio, rounded down to the next lowest whole number of shares (with cash, less the applicable exercise price, being payable for any fraction of a share), at an exercise price equal to the exercise price of such option at the time of the Merger divided by the Exchange Ratio, rounded up to the next highest cent.

  The obligations of SunGard and Infinity to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction or waiver of various conditions, including the adoption and approval of the Reorganization Agreement and the approval of the Merger by holders of a majority of the outstanding shares of Infinity Common Stock and the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Merger will be consummated shortly after such stockholder approval is obtained, such waiting period expires or is terminated and the other conditions to the consummation of the Merger are satisfied or waived. It is currently anticipated that the Merger will be consummated in 1997.

  This Proxy Statement/Prospectus also constitutes the prospectus of SunGard with respect to shares of SunGard Common Stock to be issued in the Merger in exchange for outstanding shares of Infinity Common Stock.

  All information contained or incorporated by reference herein concerning SunGard has been furnished by SunGard, and all information contained or incorporated by reference herein concerning Infinity has been furnished by Infinity.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Infinity on or about November , 1997.

                                ---------------

  THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY
STATEMENT/PROSPECTUS. STOCKHOLDERS OF INFINITY ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, INCLUDING THE MATTERS REFERRED TO UNDER "RISK FACTORS" BEGINNING AT PAGE 16.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION (THE "COMMISSION") NOR  HAS THE COMMISSION PASSED UPON
    THE  ACCURACY OR  ADEQUACY  OF  THIS  PROXY STATEMENT/PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

       The date of this Proxy Statement/Prospectus is November  , 1997.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE............................   1
SUMMARY....................................................................   3
  The Companies............................................................   3
  The Infinity Special Meeting.............................................   3
  The Merger...............................................................   4
  Risk Factors.............................................................  11
  Markets and Market Prices................................................  11
  Selected Historical and Pro Forma Financial Information..................  12
  Comparative Per Share Data...............................................  15
RISK FACTORS...............................................................  16
  Risks Relating to the Merger.............................................  16
    Uncertainty Relating to Integration....................................  16
    Risks Associated with Fixed Exchange Ratio.............................  16
    Effect of Merger on Operating Results, Customers and Partners..........  16
    Rights of Holders of Infinity Common Stock Following the Merger........  17
  Risks Relating to SunGard's Business.....................................  17
    Acquisitions...........................................................  17
    Technological Changes..................................................  17
    Product Development....................................................  17
    Financial Services Industry............................................  17
    New Business Line......................................................  17
  Risks Relating to Infinity's Business....................................  17
THE INFINITY SPECIAL MEETING...............................................  18
  Purpose of the Infinity Special Meeting..................................  18
  Date, Time and Place of Meeting..........................................  18
  Record Date and Outstanding Shares.......................................  18
  Voting of Proxies........................................................  18
  Vote Required............................................................  18
  Board Recommendation.....................................................  19
  Quorum; Abstentions......................................................  19
  Solicitation of Proxies; Expenses........................................  19
INFINITY PRINCIPAL STOCKHOLDERS............................................  20
COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND POLICY................  21
APPROVAL OF THE MERGER AND RELATED TRANSACTIONS............................  22
  Background of the Merger.................................................  22
  Infinity's Reasons for Merger............................................  24
  SunGard's Reasons for the Merger.........................................  25
  Opinion of Deutsche Morgan Grenfell Inc..................................  27
    Comparative Stock Price Performance....................................  28
    Historical Exchange Ratio Analysis.....................................  28
    Premium Analysis.......................................................  28
    Contribution Analysis..................................................  29
    Peer Group Comparison..................................................  29
    Selected Precedent Transactions........................................  29
    Potential Future Share Price Analysis..................................  29
    Pro Forma Analysis of the Merger.......................................  30

  Interests of Certain Persons in the Merger..............................  31
    Officers and Directors of Infinity....................................  31
    Indemnification and Insurance.........................................  31
    Options under the Infinity Stock Option Plans.........................  31
    Employment/Severance Arrangement......................................  31
    Officers and Directors of SunGard.....................................  31
  Voting Agreements.......................................................  31
  Affiliate Agreements....................................................  32
  Noncompetition Agreements...............................................  33
  Certain Federal Income Tax Consequences.................................  33
  Anticipated Accounting Treatment........................................  34
  Regulatory Matters......................................................  35
  Absence of Appraisal Rights.............................................  35
  Resale of SunGard Common Stock..........................................  35
THE REORGANIZATION AGREEMENT..............................................  36
  General.................................................................  36
  Merger Consideration....................................................  36
  Stock Options; Employee Stock Purchase Plan.............................  36
  Stock Ownership Following the Merger....................................  37
  Conversion of Shares; Procedures for Exchange of Certificates...........  37
  Effect on Certificates..................................................  37
  Corporate Matters.......................................................  38
  Representations and Warranties..........................................  38
  Covenants...............................................................  38
  Non-Solicitation........................................................  41
  Indemnification and Insurance...........................................  42
  Conditions to the Merger................................................  42
    SunGard and Merger Sub................................................  42
    Infinity..............................................................  45
  Termination.............................................................  46
  Expenses and Termination Fee............................................  47
  Amendment; Waiver.......................................................  48
  Unaudited Pro Forma Financial Information...............................  49
COMPARISON OF CAPITAL STOCK...............................................  57
  Description of SunGard Capital Stock....................................  57
  Description of Infinity Capital Stock...................................  57
COMPARISON OF RIGHTS OF HOLDERS OF SUNGARD COMMON STOCK AND HOLDERS OF
 INFINITY COMMON STOCK....................................................  58
EXPERTS...................................................................  59
LEGAL MATTERS.............................................................  59
REPRESENTATIVES OF INDEPENDENT AUDITORS...................................  59
APPENDIX A - AGREEMENT AND PLAN OF MERGER AND REORGANIZATION.............. A-1
APPENDIX B - OPINION OF DEUTSCHE MORGAN GRENFELL INC...................... B-1

                             AVAILABLE INFORMATION

  SunGard and Infinity are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by SunGard and Infinity with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Commission at prescribed rates by writing to the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The SunGard Common Stock is listed on the New York Stock Exchange ("NYSE") and reports and other information concerning SunGard may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. The Infinity Common Stock is quoted on the Nasdaq National Market and reports and other information concerning Infinity may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K. Street, N.W., Washington, D.C. 20006.

  SunGard has filed with the Commission a Registration Statement on Form S-4 (herein, together with all amendments and exhibits thereto, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the SunGard Common Stock to be issued in the Merger. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made. For further information with respect to SunGard, Infinity, the Merger, the securities offered hereby and related matters, reference is made to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

  The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission by SunGard (Commission File Number 1-12989) pursuant to the Exchange Act are incorporated by reference into this Proxy Statement/Prospectus:

  1. SunGard's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

  2. SunGard's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997;

  3. SunGard's Current Report on Form 8-K filed with the Commission on October 27, 1997; and

  4. The description of the SunGard Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on May 14, 1997.

  The following documents previously filed with the Commission by Infinity (Commission File Number 0-21601) pursuant to the Exchange Act are incorporated by reference into this Proxy Statement/Prospectus:

  1. Infinity's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

  2. Infinity's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997; and

  3. The description of the Infinity Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on October 22, 1996.

  The information relating to SunGard and Infinity contained in this Proxy Statement/Prospectus does not purport to be comprehensive and should be read together with the information in the documents incorporated by reference herein.

  All documents filed by SunGard and Infinity pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Infinity Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement/Prospectus and to be a part hereof from the dates of filing such documents or reports. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or is deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

                               ----------------

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED UPON WRITTEN OR ORAL REQUEST TO SUNGARD DATA SYSTEMS INC., 1285 DRUMMERS LANE, WAYNE, PA 19087 ATTENTION: INVESTOR RELATIONS, TELEPHONE
(610) 341-8700, WITH RESPECT TO DOCUMENTS RELATING TO SUNGARD, OR TO INFINITY FINANCIAL TECHNOLOGY, INC., 640 CLYDE COURT, MOUNTAIN VIEW, CA 94043,
ATTENTION: INVESTOR RELATIONS, TELEPHONE (650) 940-6100, WITH RESPECT TO DOCUMENTS RELATING TO INFINITY. IN ORDER TO ENSURE DELIVERY PRIOR TO THE
INFINITY SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED BY      , 1997.

                               ----------------

  This Proxy Statement/Prospectus is being furnished to Infinity's stockholders in connection with the solicitation of proxies by the Infinity Board of Directors for use at the Infinity Special Meeting. Each copy of this Proxy Statement/Prospectus mailed to the Infinity stockholders is accompanied by a form of proxy for use at the Infinity Special Meeting. This Proxy Statement/Prospectus is also being furnished by SunGard to holders of Infinity Common Stock as a prospectus in connection with the shares of the SunGard Common Stock to be issued upon consummation of the Merger.

  NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING AND THE SOLICITATION MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUNGARD, MERGER SUB OR INFINITY. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY INFERENCE THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF EITHER SUNGARD OR INFINITY SINCE THE DATE HEREOF.

                               ----------------

  This Proxy Statement/Prospectus contains trademarks of SunGard and Infinity as well as trademarks of other companies.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not, and is not intended to be, complete by itself. This Proxy Statement/Prospectus contains forward-looking statements (including those set forth or referenced in "Approval of the Merger and Related Transactions--Background of the Merger," "--Infinity's Reasons for the Merger," "--SunGard's Reasons for the Merger" and "--Opinion of Deutsche Morgan Grenfell Inc.") that involve risks and uncertainties. SunGard's and Infinity's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and uncertainties, including risks relating to: (a) the integration of SunGard and Infinity; (b) the respective businesses of SunGard and Infinity (including risks relating to the timing and magnitude of software sales, the timing and scope of technological advances and the overall condition of the financial services industry); and (c) other matters set forth under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus and in the documents incorporated herein by reference. This summary is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the appendices attached hereto and the documents referred to or incorporated by reference herein. Stockholders of Infinity are urged to review carefully all of the information contained in this Proxy Statement/Prospectus, the Reorganization Agreement attached as Appendix A and the other appendix attached hereto.

                                 THE COMPANIES

SUNGARD DATA SYSTEMS INC.

  SunGard is a computer services and software company that specializes in proprietary investment support systems, comprehensive computer disaster recovery services and proprietary healthcare information systems.

  SunGard was incorporated in Delaware in June 1982. The principal executive offices of SunGard are located at 1285 Drummers Lane, Wayne, Pennsylvania 19087. SunGard's telephone number is (610) 341-8700.

INFINITY FINANCIAL TECHNOLOGY, INC.

  Infinity develops and markets enterprise solutions software for financial risk management. Founded in 1989, Infinity currently has more than 65 customers around the world, consisting primarily of large banks and other financial institutions with sophisticated trading operations and risk management needs.

  Infinity was incorporated in California in June 1989 and was reincorporated in Delaware in September 1996. The principal executive offices of Infinity are located at 640 Clyde Court, Mountain View, California 94043. Infinity's telephone number is (650) 940-6100.

INFORMATION DATA INC.

  Merger Sub is a corporation recently organized as a wholly owned subsidiary of SunGard for the purpose of effecting the Merger. Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger.

  The principal executive offices of Merger Sub are located at 1285 Drummers Lane, Wayne, Pennsylvania 19087. Merger Sub's telephone number is (610) 341-8700.

                          THE INFINITY SPECIAL MEETING

TIME, DATE, PLACE AND PURPOSE

  The Infinity Special Meeting will be held at the principal executive offices of Infinity located at 640 Clyde Court, Mountain View, California 94043 on
    ,       , 1997, at   a.m., local time. The purpose of the Infinity Special
Meeting is to vote upon a proposal to adopt and approve the Reorganization Agreement and to approve the Merger.

RECORD DATE AND VOTE REQUIRED

  Only Infinity stockholders of record at the close of business on November 14, 1997 (the "Record Date") are entitled to vote at the Infinity Special Meeting. Under the Delaware General Corporation Law (the "DGCL") and the Certificate of Incorporation of Infinity, approval and adoption of the Reorganization Agreement and approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Infinity Common Stock entitled to vote (the "Required Vote"). As of the Record Date, directors and executive officers of Infinity, and their affiliates, owned in the aggregate issued and outstanding shares of Infinity Common Stock representing approximately [46.8%] of the shares of Infinity Common Stock issued and outstanding as of the Record Date. Pursuant to certain voting agreements with SunGard (the "SunGard Voting Agreements"), certain directors, officers and other affiliates of Infinity, who owned in the aggregate issued and outstanding shares of Infinity Common Stock representing approximately [46.8%] of the shares of Infinity Common Stock issued and outstanding as of the Record Date, have agreed that, prior to the earlier of the date upon which the Reorganization Agreement is validly terminated or the date upon which the Merger becomes effective (such earlier date being referred to as the "Expiration Date"), they will vote their shares of Infinity Common Stock in favor of: (i) the Merger; (ii) the execution and delivery by Infinity of the Reorganization Agreement; (iii) the adoption and approval of the terms of the Reorganization Agreement; and (iv) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof. See "Approval of the Merger and Related Transactions--Voting Agreements."

  This Proxy Statement/Prospectus and the accompanying Notice of Special Meeting of Stockholders were mailed to all Infinity stockholders of record as of the Record Date and constitute notice of the Infinity Special Meeting in conformity with the requirements of the DGCL.

                                   THE MERGER

GENERAL

  At the Effective Time (as defined below), Merger Sub will merge with and into Infinity, the separate existence of Merger Sub will cease and Infinity will become a wholly owned subsidiary of SunGard. It is currently anticipated that
the Effective Time will occur during       1997. In addition, the
Reorganization Agreement provides that subject to the terms and conditions thereof, at the Effective Time, the following will occur:

  Conversion of Infinity Common Stock. Subject to the provisions contained in the Reorganization Agreement relating to the payment of cash in lieu of fractional shares, each share of Infinity Common Stock then outstanding (except for any such shares held by Infinity as treasury stock and any such shares held by SunGard or any subsidiary of SunGard or Infinity) will be converted into the right to receive sixty-eight hundredths (0.68) of a share of SunGard Common Stock (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the SunGard Common Stock or the Infinity Common Stock between the date of the Reorganization Agreement and the effective time of the Merger). (The fraction of a share of SunGard Common Stock into which each share of Infinity Common Stock will be converted pursuant to the Reorganization Agreement is referred to as the "Exchange Ratio").

  Infinity Stock Options. All rights with respect to Infinity Common Stock under each Infinity Option then outstanding will be converted into and become rights with respect to SunGard Common Stock, and SunGard will assume each such Infinity Option in accordance with the terms (as in effect as of October 17, 1997) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced (subject to appropriate adjustments to the exercise price and number of shares subject thereto based upon the Exchange Ratio). See "The Reorganization Agreement--Stock Options; Employee Stock Purchase Plan."

  Infinity Employee Stock Purchase Plan. The Infinity 1996 Employee Stock Purchase Plan (the "Infinity Purchase Plan") will be terminated as of the Effective Time. The rights of participants in the Infinity Purchase Plan with respect to any offering period then underway under the Infinity Purchase Plan shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the reduced offering period but otherwise treating such offering period as a fully effective and completed offering period for all purposes under the Infinity Purchase Plan. See "The Reorganization Agreement--Stock Options; Employee Stock Purchase Plan."

EFFECTIVE TIME OF THE MERGER; CLOSING DATE

  The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The consummation of the transactions contemplated by the Reorganization Agreement will take place on a date to be designated by SunGard (the "Closing Date"), which will be no later than the second business day after the satisfaction or waiver of all of the conditions to closing set forth in the Reorganization Agreement. Assuming that all of the conditions to the Merger are satisfied or
waived, it is anticipated that the Merger will be consummated in       1997.

STOCK OWNERSHIP FOLLOWING THE MERGER

  Based upon the number of shares of Infinity Common Stock issued and
outstanding as of the Record Date, an aggregate of approximately    shares of
SunGard Common Stock will be issued to holders of Infinity Common Stock. Based upon the number of shares of SunGard Common Stock issued and outstanding as of the Record Date, and after giving effect to the additional shares of SunGard Common Stock that are proposed to be issued in the Merger (and assuming no exercise of outstanding options or rights to purchase SunGard Common Stock or Infinity Common Stock), the former holders of Infinity Common Stock would hold approximately % of SunGard's total issued and outstanding shares.

EXCHANGE OF INFINITY STOCK CERTIFICATES

  As soon as practicable after the Effective Time, Norwest Bank Minnesota, N.A. (the "Exchange Agent") will mail to the holders of Infinity Common Stock (i) a letter of transmittal (the "Letter of Transmittal") with respect to the surrender of valid certificates representing shares of Infinity Common Stock ("Infinity Stock Certificates") in exchange for certificates representing SunGard Common Stock and (ii) instructions for use of the Letter of Transmittal. INFINITY STOCKHOLDERS SHOULD NOT SURRENDER THEIR INFINITY STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL. See "The Reorganization Agreement--Conversion of Shares; Procedures for Exchange of Certificates."

INFINITY'S REASONS FOR THE MERGER

  The Infinity Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Reorganization Agreement, and determined that the Merger provides an opportunity that serves the best interests of Infinity and its stockholders. The Infinity Board of Directors believes that the Merger may result in a number of benefits to Infinity and its stockholders, including, among other benefits, the following: (i) the potential synergy and compatibility between Infinity and SunGard, based on the compatibility of the companies' product lines and the benefits of an integration strategy in the financial services software industry; (ii) the financial strength of SunGard that would enable the combined company to commit greater resources to both current and emerging product development efforts and fund the future growth of its business; (iii) the ability to leverage SunGard's extensive sales network to increase sales of Infinity's products; and (iv) the opportunity for Infinity, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly changing financial services software industry. See "Approval of the Merger and Related Transactions--Infinity's Reasons for the Merger," and "The Infinity Special Meeting--Board Recommendation."

RECOMMENDATION OF THE INFINITY BOARD OF DIRECTORS

  The Infinity Board of Directors has unanimously approved the Reorganization Agreement and the Merger, and recommends a vote FOR adoption and approval of the Reorganization Agreement and FOR approval of the Merger by the stockholders of Infinity.

OPINION OF DEUTSCHE MORGAN GRENFELL INC.

  Deutsche Morgan Grenfell Inc. ("DMG") delivered its opinion dated October 17, 1997 (the "DMG Opinion") to the Infinity Board of Directors that, as of the date of such opinion, the Exchange Ratio was fair from a financial point of view to the holders of Infinity Common Stock. The full text of the DMG Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken in connection with the DMG Opinion, is attached hereto as Appendix B and is incorporated herein by reference. The DMG Opinion does not constitute a recommendation as to how any holder of Infinity Common Stock should vote at the Infinity Special Meeting. Holders of Infinity Common Stock are urged to, and should, read the DMG Opinion in its entirety. See "Approval of the Merger and Related Transactions--Opinion of Deutsche Morgan Grenfell Inc."

SUNGARD'S REASONS FOR THE MERGER

  The SunGard Board of Directors considered a wide variety of information and a number of factors in connection with its evaluation of the proposed Merger and the Reorganization Agreement, and determined that the Merger provides an opportunity that serves the best interests of SunGard and its stockholders. The SunGard Board of Directors believes that the Merger may result in a number of benefits to SunGard and its stockholders, including, among other benefits, the following: (i) the acquisition of Infinity's products will complement and broaden SunGard's existing product lines in the investment support systems businesses; (ii) the acquisition of Infinity's primary product, the Infinity Platform, should help establish SunGard as a leading provider of trading and risk management platform and solutions software; and (iii) the combination of the technologies and product development resources of SunGard and Infinity should enable SunGard to respond more effectively to the continuing emergence of trading and risk management systems. See "Approval of the Merger and Related Transactions--SunGard's Reasons for the Merger."

NON-SOLICITATION

  Pursuant to the Reorganization Agreement, Infinity has agreed that it will not directly or indirectly, and will not authorize or permit any of the officers, directors, employees, agents, attorneys, accountants, advisors or representatives (the "Representatives") of Infinity or any subsidiary of Infinity (Infinity and each such subsidiary being referred to as the "Acquired Corporations") directly or indirectly to (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined under "Approval of the Merger and Related Transactions--Voting Agreements") or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any third party in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any third party with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract or other agreement contemplating or otherwise relating to any Acquisition Transaction; provided, however, that: (A) no provision in the Reorganization Agreement shall prohibit the Infinity Board of Directors from disclosing to Infinity's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; and (B) prior to the adoption and approval of the Reorganization Agreement by the Required Vote, such provisions shall not prohibit Infinity from (x) furnishing nonpublic information regarding the Acquired Corporations to any third party in response to an Acquisition Proposal that is submitted by such third party (and not withdrawn), or (y) entering into discussions with any third party in response to a Superior Offer (as defined under "The Reorganization Agreement--Covenants") that is submitted by such third party (and not withdrawn) if, in either such case, (a) neither Infinity nor any Representative of any of the Acquired Corporations has violated any of the restrictions set forth above in this sentence, (b) the Infinity Board of Directors believes in good faith, based upon the advice of outside legal counsel, that such action is required in order for the Infinity Board of Directors to comply with its fiduciary obligations to Infinity's stockholders under applicable law, (c) prior to furnishing any such nonpublic information to, or entering into discussions with, such third party, Infinity gives SunGard written notice of the identity of such third party and of Infinity's intention to furnish nonpublic information to, or enter into discussions with, such third party, and Infinity receives from such third party an executed confidentiality agreement containing limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party by or on behalf of Infinity, and (d) prior to furnishing any such nonpublic information to such third party, Infinity furnishes such nonpublic information to SunGard (to the extent such nonpublic information has not been previously furnished by Infinity to SunGard). See "The Reorganization Agreement--Non-Solicitation."

CONDUCT OF BUSINESS

  Pursuant to the Reorganization Agreement, Infinity has made certain covenants regarding the conduct of Infinity's business during the period from the date of the execution of the Reorganization Agreement through the Effective Time, including, without limitation, covenants to: (i) provide SunGard with access to certain information regarding its business; (ii) conduct its business and operations (a) in the ordinary course and in accordance with past practices and
(b) in compliance in all material respects with legal requirements and material contracts; (iii) use reasonable efforts to preserve its business organization and the services of its current officers and employees and maintain its relations and goodwill with suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons; (iv) maintain insurance policies; (v) use reasonable efforts to provide all notices, assurances and support required by any material contract relating to proprietary assets; and
(vi) cause its officers to report regularly to SunGard concerning the status of the business of Infinity. In addition, Infinity has agreed not to take or to agree to take certain actions relating to: (i) dividends or distributions; (ii) the sale or issuance of securities; (iii) the amendment of stock option plans;
(iv) the amendment of charter documents; (v) the formation of subsidiaries or the acquisition of equity interests; (vi) capital expenditures; (vii) material contracts; (viii) the acquisition, lease, license, sale or disposal of assets;
(ix) the loaning of money; (x) the establishment or adoption of employee benefit plans; (xi) material changes in accounting; (xii) material tax elections; (xiii) commencement or settlement of material legal proceedings; or
(xiv) material transactions. See "The Reorganization Agreement--Covenants-- Certain Covenants of Infinity."

CONDITIONS TO THE MERGER

  The obligations of SunGard and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction or waiver of certain conditions relating to, among other things: (i) the accuracy of the representations and warranties of Infinity contained in the Reorganization Agreement; (ii) the performance in all material respects by Infinity of certain covenants and obligations contained in the Reorganization Agreement; (iii) the effectiveness of the Registration Statement; (iv) the adoption and approval of the Reorganization Agreement and the approval of the Merger by the Infinity stockholders; (v) receipt of certain consents; (vi) receipt of certain agreements, letters, certificates, legal opinions and resignations (including letters relating to the appropriateness of pooling of interests accounting treatment); (vii) the absence of any change that has had or would reasonably be expected to have a material adverse effect on Infinity's business; (viii) the expiration or termination of the waiting period applicable to the

Merger under the HSR Act; (ix) the approval for listing of the SunGard Common Stock to be issued in the Merger on the NYSE; (x) the absence of restraining orders, injunctions and other orders preventing the consummation of the Merger; and (xi) the absence of certain litigation or administrative actions or proceedings.

  The obligation of Infinity to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement is subject to the satisfaction of certain conditions relating to: (i) the accuracy of the representations and warranties of SunGard contained in the Reorganization Agreement; (ii) the performance in all material respects by SunGard of certain covenants and obligations contained in the Reorganization Agreement; (iii) the effectiveness of the Registration Statement; (iv) the adoption and approval of the Reorganization Agreement and the approval of the Merger by the Infinity stockholders; (v) receipt of a certain legal opinion and certificate; (vi) the absence of any change that has had or would reasonably be expected to have a material adverse effect on SunGard's business; (vii) the expiration or termination of the waiting period applicable to the Merger under the HSR Act;
(viii) the approval for listing of the SunGard Common Stock to be issued in the Merger on the NYSE; and (xix) the absence of restraining orders, injunctions and other orders preventing the consummation of the Merger. See "The Reorganization Agreement--Conditions to the Merger."

TERMINATION

  The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Infinity:
(i) by mutual written consent of SunGard and Infinity; (ii) subject to certain exceptions, by either SunGard or Infinity if the Merger shall not have been consummated by March 31, 1998; (iii) by either SunGard or Infinity in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) by SunGard, subject to certain limitations, if any of Infinity's representations and warranties contained in the Reorganization Agreement shall be or shall have become inaccurate or if any of Infinity's covenants in the Reorganization Agreement shall have been breached; (v) by Infinity, subject to certain limitations, if any of SunGard's representations and warranties contained in the Reorganization Agreement shall be or shall have become inaccurate or if any of SunGard's covenants contained in the Reorganization Agreement shall have been breached; (vi) by SunGard if (a) the Infinity Board of Directors shall for any reason have withdrawn or shall have amended or modified in a manner adverse to SunGard its unanimous recommendation in favor of the adoption and approval of the Reorganization Agreement or the approval of the Merger, (b) Infinity shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal, or (c) a tender or exchange offer relating to securities of Infinity shall have commenced and Infinity shall have not sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Infinity recommends rejection of such tender or exchange offer; or (vii) by either SunGard or Infinity if (a) the Infinity Special Meeting shall have been held and (b) the Reorganization Agreement and the Merger shall not have been adopted and approved at such meeting. See "The Reorganization Agreement-- Termination."

EXPENSES AND TERMINATION FEE

  Pursuant to the Reorganization Agreement, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that SunGard and Infinity shall share equally all fees and expenses incurred in connection with the printing and filing of this Proxy Statement/Prospectus and the Registration Statement of which this Proxy Statement/Prospectus is a part and the filing of the premerger notification and report forms relating to the Merger under the HSR Act. If the Reorganization Agreement is terminated under certain circumstances, Infinity will be required to pay to SunGard a nonrefundable fee in the amount of $9.5 million. See "The Reorganization Agreement--Expenses and Termination Fee."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Infinity's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Infinity generally. The Infinity Board of Directors was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby.

  Indemnification and Insurance. The Reorganization Agreement provides that all rights to indemnification existing in favor of the persons serving as directors and officers of Infinity as of the date of the Reorganization Agreement for acts or omissions occurring prior to the Effective Time, as provided in Infinity's Bylaws and in certain indemnification agreements between Infinity and such directors and officers, will survive the Merger, and that SunGard will cause the Surviving Corporation to perform its obligations arising thereunder for at least six years from the Effective Time. Subject to certain limitations, SunGard has also agreed to cause the Surviving Corporation to maintain in effect for three years after the Effective Time a policy of directors' and officers' liability insurance in existence at the date of the Reorganization Agreement for the benefit of persons serving as directors and officers of Infinity as of such date.

  Acceleration of Certain Stock Options. Pursuant to the terms of existing stock option agreements, certain unvested stock options granted by Infinity and held by three officers of Infinity will become immediately exercisable as of the Effective Time.

  Employment/Severance Arrangement. SunGard expects to enter into an agreement with Michael A. Laven, President and Chief Operating Officer of Infinity, which is expected to provide for the full-time employment of Mr. Laven after the Effective Time, with compensation to be specified in such agreement. The employment agreement with Mr. Laven is also expected to provide that if Mr. Laven's employment is terminated without "cause" prior to the third anniversary of the date on which the Merger becomes effective, Mr. Laven will be paid an amount equal to his annual base salary in effect at the time of such termination; provided, however, that if less than one year of the three-year restriction period set forth in his Noncompetition Agreement with SunGard remains unexpired pursuant to the terms of such Noncompetition Agreement, his annual base salary in effect at the time of such termination shall be prorated to reflect the remaining unexpired portion of such restriction period. See "Approval of the Merger and Related Transactions--Interests of Certain Persons in the Merger."

VOTING AGREEMENTS

  Pursuant to the SunGard Voting Agreements, Terry H. Carlitz, Chief Financial Officer and Vice President, Finance of Infinity, James Dorrian, Director of Infinity, Till M. Guldimann, Executive Vice President and Director of Infinity, Roger A. Lang, Jr., Chairman of the Board and Chief Executive Officer of Infinity, Michael A. Laven, President, Chief Operating Officer and Director of Infinity, Douglas M. Leone, Director of Infinity and a general partner of several Sequoia Capital partnerships which have general partners who are general partners of Sequoia Capital Growth Fund and Sequoia Technology Partners III, John C. Lewis, Director of Infinity, Sequoia Capital Growth Fund and Sequoia Technology Partners III (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders"), who owned in the aggregate issued and outstanding shares of Infinity Common Stock representing approximately [46.8%] of the shares of Infinity Common Stock issued and outstanding as of the Record Date, have agreed that, prior to the Expiration Date, they will vote their shares of Infinity Common Stock in favor of: (i) the Merger; (ii) the execution and delivery by Infinity of the Reorganization Agreement; (iii) the adoption and approval of the terms of the Reorganization Agreement; and (iv) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof. The Voting Agreement Stockholders have also delivered to SunGard irrevocable proxies with respect to such matters. See "Approval of the Merger and Related Transactions--Voting Agreements."

AFFILIATE AGREEMENTS

  Certain stockholders of Infinity who may be deemed to be affiliates of Infinity for purposes of Rule 145 under the Securities Act have executed agreements that restrict the sale, transfer or other disposition of SunGard Common Stock received by such stockholders in the Merger in order to comply with the requirements of certain federal securities laws and certain pooling of interests accounting rules. See "Approval of the Merger and Related Transactions--Affiliate Agreements" and "--Resale of SunGard Common Stock."

NONCOMPETITION AGREEMENTS

  Till M. Guldimann, Roger A. Lang, Jr. and Michael A. Laven have each entered into a Noncompetition Agreement with SunGard that contains provisions restricting such employees from engaging in certain activities that are competitive with SunGard or Infinity for a period of from two or three years (depending upon the individual agreement) following the Effective Time. See "Approval of the Merger and Related Transactions--Noncompetition Agreements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The Merger is expected to be a tax-free reorganization for federal income tax purposes, so that no gain or loss will be recognized by the Infinity stockholders on the exchange of Infinity Common Stock for SunGard Common Stock, except to the extent that Infinity stockholders receive cash in lieu of fractional shares. The Reorganization Agreement does not require the parties to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Merger. As a condition to Infinity's and SunGard's obligations to consummate the Merger, Infinity and SunGard are to receive opinions from their respective legal counsel that, based on certain assumptions and certifications, the Merger will be treated as a tax-free reorganization for federal income tax purposes. INFINITY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Consequences."

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is intended to be accounted for as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. SunGard's obligation to consummate the Merger is conditioned upon receipt of (i) a letter from Ernst & Young LLP, Infinity's independent auditors, regarding Ernst & Young LLP's concurrence with Infinity management's conclusion that no conditions exist related to Infinity that would preclude SunGard from accounting for the Merger as a pooling of interests, and (ii) a letter from Coopers & Lybrand LLP, SunGard's independent public accountants, to the effect that Coopers & Lybrand LLP concurs with SunGard management's conclusion that SunGard may account for the Merger as a pooling of interests. See "Approval of the Merger and Related Transactions--Anticipated Accounting Treatment."

REGULATORY MATTERS

  Under the HSR Act, and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and specified waiting period requirements have been satisfied or early termination of the waiting period is granted at the request of SunGard and Infinity. SunGard and Infinity filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 3, 1997. These filings commenced a 30-day waiting period under the HSR Act. If, prior to the expiration of such period, the FTC or the Antitrust Division should request additional information or documentary material under the HSR Act, consummation of the Merger could be delayed until after the companies have substantially complied with the request. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, that SunGard or

Infinity would prevail or would not be required to terminate the Reorganization Agreement. See "Approval of the Merger and Related Transactions--Regulatory Matters."

ABSENCE OF APPRAISAL RIGHTS

  In accordance with Section 262 of the DGCL, holders of Infinity Common Stock are not entitled to appraisal rights in connection with the Merger. See "Approval of the Merger and Related Transactions--Absence of Appraisal Rights."

                                  RISK FACTORS

  The Merger and an investment in securities of SunGard involve certain risks and uncertainties, including risks relating to the integration of SunGard and Infinity, risks associated with a fixed Exchange Ratio, risks relating to the respective businesses of SunGard and Infinity and other risks and uncertainties discussed under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus and in the documents incorporated herein by reference. See "Risk Factors."

                           MARKETS AND MARKET PRICES

  SunGard Common Stock is traded on the NYSE under the symbol "SDS." On October 16, 1997, the last trading day before the announcement by SunGard and Infinity that they had entered into the Reorganization Agreement, the closing sale price of SunGard Common Stock as reported on the NYSE was $24.0625 per share. Following the Merger, SunGard Common Stock will continue to be traded on the
NYSE under the symbol "SDS." On      , 1997, the closing sale price of SunGard
Common Stock as reported on the NYSE was $ . There can be no assurance as to the actual price of SunGard Common Stock prior to, at or at any time following the Effective Time.

  Infinity Common Stock is traded on the Nasdaq National Market under the symbol "INFN." On October 16, 1997, the last trading day before the announcement by SunGard and Infinity that they had entered into the Reorganization Agreement, the closing sale price of Infinity Common Stock as reported by the Nasdaq National Market was $13.75 per share. Following the Merger, Infinity Common Stock will cease to be traded on the Nasdaq National
Market. On      , 1997, the closing sale price of Infinity Common Stock as reported by the Nasdaq National Market was $ . There can be no assurance as to the actual price of Infinity Common Stock prior to or at the Effective Time. See "Risk Factors--Risks Associated with Exchange Ratio" and "Comparative Per Share Market Price Data."

            SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

              SELECTED HISTORICAL FINANCIAL INFORMATION OF SUNGARD

  The following selected historical consolidated financial data of SunGard should be read in conjunction with the consolidated financial statements of SunGard that are incorporated by reference in this Proxy Statement/Prospectus.

                           AS OF OR FOR
                          THE SIX MONTHS
                          ENDED JUNE 30,
                            (UNAUDITED)      AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL INCOME
STATEMENT DATA:(1)
  Revenues.............. $395,072 $305,366 $670,309 $532,628 $437,190 $381,372 $324,570
  Income from
   operations...........   55,157   48,845   59,786   80,076   70,326   59,645   50,336
  Net income............   32,209   30,851   34,901   48,672   43,087   38,474   25,808
  Net income per
   share:(2)
    Primary.............     0.37     0.36     0.41     0.61     0.56     0.54     0.41
    Fully diluted.......     0.36     0.36     0.41     0.61     0.56     0.52     0.40
HISTORICAL BALANCE
 SHEET DATA:
  Total Assets.......... $715,649 $597,590 $679,318 $579,734 $485,740 $418,135 $365,580
  Total short term and
   long term debt.......   48,178    6,388   39,346   10,002   10,567    6,523   89,790
  Stockholders' equity..  500,761  455,145  464,638  422,292  359,292  316,960  189,899

--------
(1) The years ended December 31, 1996 and 1995 include one-time charges for purchased in-process research and development, merger and other costs of $51,083 and $4,238, respectively ($33,468 and $4,238 after-tax, or $0.39 and $0.05 per share, respectively). The six months ended June 30, 1997 includes a one-time charge for purchased in-process research and development of $9,618 ($5,805 after-tax, or $0.07 per share). The year ended December 31, 1993 includes after-tax gain on sale of product line of $3,371 ($0.04 per share).
(2) Adjusted retroactively to reflect the two-for-one stock splits which occurred in July 1995 and September 1997.

             SELECTED HISTORICAL FINANCIAL INFORMATION OF INFINITY

  The following selected historical consolidated financial data of Infinity should be read in conjunction with the consolidated financial statements of Infinity that are incorporated by reference in this Proxy Statement/Prospectus.

                           AS OF OR FOR
                          THE SIX MONTHS
                          ENDED JUNE 30,
                            (UNAUDITED)       AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                          ------------------ ----------------------------------------------
                           1997       1996     1996     1995        1994    1993    1992
                          -------    ------- -------- --------    -------- ----------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL INCOME
STATEMENT DATA:
  Revenues..............  $29,053    $17,947 $ 41,548 $ 24,738    $ 12,595 $ 5,783 $ 2,597
  Income from
   operations...........    4,278      4,061    8,499    5,676       2,124     980      43
  Net income
   attributable to
   common stockholders..    3,189(2)   2,483    5,405    2,173(1)    1,641     717      46
  Net income per share:
    Primary.............     0.15       0.13     0.28     0.12(1)     0.10    0.06    0.00
    Fully diluted.......     0.15       0.13     0.28     0.12(1)     0.09    0.05    0.00
HISTORICAL BALANCE SHEET
 DATA:
  Total Assets..........  $64,069    $17,999 $ 60,304 $ 12,848    $  8,885 $ 3,027 $ 1,719
  Long term portion of
   capital lease
   obligations and other
   long term
   liabilities..........      497        222      553      370         107       6      17
  Stockholders' equity
   (net capital
   deficiency)..........   44,792      8,387   40,425    5,766       3,114     600    (144)

--------
(1) Reflects the redemption of the Series B Preferred Stock of $1,276. Net income and net income per share before redemption was $3,449 and $0.19, respectively.
(2) Includes one-time charge for purchased in-process research and development of $861 ($551 after tax).

       SUNGARD DATA SYSTEMS INC. AND INFINITY FINANCIAL TECHNOLOGY, INC.
             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

  SunGard expects that the Merger will be accounted for as a pooling of interests, which means that for accounting and financial reporting purposes SunGard will treat SunGard and Infinity as if they had always been combined. The pro forma information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that SunGard and Infinity would have had if the companies actually had always been combined, or the results which may be obtained in the future.

  The Unaudited Pro Forma Combined Condensed Financial Data should be read along with the historical financial statements and the related notes of SunGard and Infinity, all of which are incorporated by reference in this Proxy Statement/Prospectus. See "Unaudited Pro Forma Combined Condensed Financial Statements" beginning on page 50.

                          AS OF OR FOR THE AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                          SIX MONTHS ENDED -----------------------------------------
                           JUNE 30, 1997       1996          1995          1994
                          ---------------- ------------- ------------- -------------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues................      $424,125     $     711,857 $     557,366 $     449,785
Operating income........        59,435            68,285        85,752        72,450
Fully diluted net income
 per common share.......          0.35              0.41          0.55          0.50
Book value per common
 share..................          5.50              5.21          4.53          4.29
Total assets............       779,718           739,622
Long term debt..........         5,447             4,967

       SUNGARD DATA SYSTEMS INC. AND INFINITY FINANCIAL TECHNOLOGY, INC.
                           COMPARATIVE PER SHARE DATA

                                                           AS OF OR FOR THE
                                   AS OF OR FOR THE SIX YEAR ENDED DECEMBER 31,
                                       MONTHS ENDED     -----------------------
                                      JUNE 30, 1997      1996    1995    1994
                                   -------------------- ------- ------- -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
HISTORICAL--SUNGARD:
Fully diluted net income per com-
 mon share(1)....................          0.36            0.41    0.61    0.56
Book value per common share(2)...          5.80            5.50    5.04    4.81
HISTORICAL--INFINITY:
Fully diluted net income per com-
 mon share(3)....................          0.15            0.28    0.12    0.09
Book value per common share(2)...          2.38            2.23    0.37    0.22
PRO FORMA COMBINED PER SUNGARD
 SHARE(4)(5):
Fully diluted net income per com-
 mon share.......................          0.35            0.41    0.55    0.50
Book value per common share(2)...          5.50            5.21    4.53    4.29
INFINITY PER SHARE
 EQUIVALENTS(4)(6):
Fully diluted net income per com-
 mon share.......................          0.24            0.28    0.37    0.34
Book value per common share(2)...          3.74            3.54    3.08    2.92

--------
(1) The years ended December 31, 1996 and 1995 include one-time charges for purchased in-process research and development, merger and other costs of $51,083 and $4,236, respectively ($33,468 and $4,238 after-tax, or $0.39 and $0.05 per share, respectively), and $9,618 for the six months ended June 30, 1997 ($5,805 after-tax, or $0.07 per share).
(2) The historical book value per common share is computed by dividing total stockholders' equity by the number of shares of common stock outstanding at the end of the period, except that the historical book value per common share as of December 31, 1995 and December 31, 1994 with respect to Infinity is computed by dividing total stockholders' equity as of such dates by the number of shares of common stock that would have been outstanding if Infinity's convertible preferred stock was converted into common stock. In addition, the historical book value per common share with respect to Infinity has been adjusted to give effect to the redemption of Infinity's Series B preferred stock. The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock as of each of the periods presented.
(3) The six months ended June 30, 1997 includes a one-time charge for purchased in-process research and development of $861 ($551 after-tax, or $0.03 per share). The year ended December 31, 1995 includes reduction of $1,276 from net income, or $0.07 per share, in connection with the redemption of Series B preferred stock.
(4) Excludes merger costs estimated to be approximately $4,000 which will be charged to combined operations during the period in which the Merger is consummated.
(5) All shares have been adjusted retroactively for the two-for-one stock splits which occurred in July 1995 and September 1997.
(6) The Infinity Per Share Equivalents are calculated by multiplying the SunGard combined pro forma per share amounts by the Exchange Ratio.

                                 RISK FACTORS

  This Proxy Statement/Prospectus contains forward-looking statements (including those set forth or referenced in "Approval of the Merger and Related Transactions--Background of the Merger," "--Infinity's Reasons for the Merger," "--SunGard's Reasons for the Merger" and "--Opinion of Deutsche Morgan Grenfell Inc.") that involve risks and uncertainties. SunGard's and Infinity's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and uncertainties, including risks relating to: (a) the integration of SunGard and Infinity; (b) the respective businesses of SunGard and Infinity, including risks relating to the timing and magnitude of software sales, the timing and scope of technological advances and the overall condition of the financial services industry; and (c) other matters set forth in this section and elsewhere in this Proxy Statement/Prospectus and in the documents incorporated herein by reference. In addition to the other information in this Proxy Statement/Prospectus, the following risk factors should be considered carefully by Infinity stockholders in determining whether or not to vote in favor of the adoption and the approval of the Reorganization Agreement and approval of the Merger.

RISKS RELATING TO THE MERGER

  Uncertainty Relating to Integration. The Merger involves the integration of two companies that have previously operated independently. Such integration will require significant effort from each company, including the coordination of their research and development and sales and marketing efforts. There can be no assurance that SunGard will integrate the respective operations of SunGard and Infinity without encountering difficulties or experiencing the loss of Infinity or SunGard personnel or that the benefits expected from such integration will be realized. The diversion of the attention of management and any difficulties encountered in the transition process (including the interruption of, or a loss of momentum in, Infinity's activities, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans) could have an adverse impact on SunGard's ability to realize anticipated synergies from the Merger.

  Risks Associated with Fixed Exchange Ratio. As a result of the Merger, each outstanding share of Infinity Common Stock will be converted into the right to receive 0.68 of a share of SunGard Common Stock (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the SunGard Common Stock or the Infinity Common Stock between the date of the Reorganization Agreement and the effective time of the Merger). Because the Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of either SunGard or Infinity Common Stock, the specific value of the consideration to be received by Infinity stockholders in the Merger will depend on the market price of SunGard Common Stock at the Effective Time. In the event that the market price of SunGard Common Stock decreases or increases prior to the Effective Time, the market value at the Effective Time of SunGard Common Stock to be received by Infinity stockholders in the Merger would correspondingly decrease or increase. The market prices of SunGard Common Stock and Infinity Common Stock as of a recent date are set forth herein under "Summary--Market Price and Data," and "Comparative Per Share Market Price Data and Dividend Policy." Infinity stockholders are advised to obtain recent market quotations for SunGard Common Stock and Infinity Common Stock. SunGard Common Stock and Infinity Common Stock historically have been subject to price volatility. No assurance can be given as to the market prices of SunGard Common Stock or Infinity Common Stock at any time. See "Summary--Market Price and Data," and "Comparative Per Share Market Price Data and Dividend Policy."

  Effect of Merger on Operating Results, Customers and Partners. Infinity derives a significantly larger portion of its revenues from software license fees than does SunGard. Since there are inherent difficulties in predicting the timing and magnitude of software sales, the potential for fluctuations in quarterly revenues and income will be higher for the combined operations after the Merger than for SunGard alone before the Merger. Certain of Infinity's existing customers or strategic partners may view themselves as competitors of SunGard, and therefore determine that the Merger is competitively disadvantageous to them. As a consequence, Infinity's relationship with these customers or strategic partners could be adversely affected. In addition, SunGard's relationships with certain of its customers may be adversely affected by the Merger. Such adverse impact could result in delayed or lost sales to either SunGard or Infinity, resulting in material adverse financial impact.

  Rights of Holders of Infinity Common Stock Following the Merger. Following the Merger, holders of Infinity Common Stock outstanding as of the Effective Time will become holders of SunGard Common Stock. Certain differences exist between the rights of stockholders of Infinity under Infinity's Amended and Restated Certificate of Incorporation and Infinity's Bylaws and the rights of stockholders of SunGard under SunGard's Restated Certificate of Incorporation and SunGard's Bylaws. See "Comparison of Rights of Holders of SunGard Common Stock and Holders of Infinity Common Stock."

RISKS RELATING TO SUNGARD'S BUSINESS

  Acquisitions. SunGard seeks to grow both internally and through the acquisition of complementary businesses. SunGard's growth, in part, depends upon the availability of suitable acquisition candidates and whether acquisitions can be completed on acceptable terms. Competition from other acquirors and the alternative of a public equity offering may adversely affect both the availability and terms of future acquisitions. Further acquisitions by SunGard may require the use of debt or equity financing. There can be no assurance that any acquired business will perform as expected. Poor performance by an acquired business could adversely affect SunGard's results and cause impairment of part of SunGard's goodwill and other intangible assets related to acquisitions accounted for as a purchase.

  Technological Changes. SunGard's success, in part, depends upon continued adaptation of its proprietary software and recovery services to new computer and telecommunications technology on a timely and cost effective basis. In particular, rapid technological developments, which cannot be predicted, could have a material adverse effect on SunGard's business and prospects.

  Product Development. SunGard must continually enhance and evolve its proprietary software to keep pace with developments in the financial services and healthcare industries. There can be no assurance that SunGard will be able to update its software or develop new systems without experiencing unforeseen delays or that newly developed products will be successfully marketed and sold.

  Financial Services Industry. SunGard sells most of its computer services and software to the financial services industry and is generally dependent upon the continued vitality of that industry. A material adverse change in the condition of the financial services industry, such as a significant decline in securities or derivatives trading activities or in the number or value of managed portfolios, could have a material adverse effect on SunGard's business and prospects.

  New Business Line. In 1995, SunGard established its Healthcare Information Systems Group by acquiring two providers of work-flow management and document-imaging systems to the healthcare industry. Recently, SunGard acquired another company in the healthcare information systems market. Although SunGard has experience managing software businesses, prior to 1995, SunGard had no experience in the healthcare information systems market. In addition, a number of SunGard's competitors in this market have substantially greater financial, technological and marketing resources than SunGard.

RISKS RELATING TO INFINITY'S BUSINESS

  Infinity's business is subject to numerous risks, including risks that quarterly operating results will vary from expectations due to unexpected revenue shortfalls, changes in gross margins or other factors, risks related to the evolving market for financial trading and risk management software, risks related to the rapid technological change in the market for Infinity's products and risks related to competition. A full discussion of these risks and other risks associated with Infinity's business may be found in Infinity's Registration Statement on Form S-1 (No. 333-8647), Annual Report on Form 10-K for the year ended December 31, 1996 and Infinity's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

                         THE INFINITY SPECIAL MEETING

PURPOSE OF THE INFINITY SPECIAL MEETING

  The purpose of the Infinity Special Meeting is to vote upon a proposal to adopt and approve the Reorganization Agreement and to approve the Merger.

DATE, TIME AND PLACE OF MEETING

  The Infinity Special Meeting will be held at the principal executive offices of Infinity located at 640 Clyde Court, Mountain View, California 94043 on
      , 1997, at    a.m., local time.

RECORD DATE AND OUTSTANDING SHARES

  Holders of record of Infinity Common Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Infinity Special
Meeting. As of the Record Date, there were approximately     stockholders of
record holding an aggregate of approximately     shares of Infinity Common
Stock. See "Infinity Principal Stockholders." Except for the stockholders identified herein under "Infinity Principal Stockholders," as of the Record Date, to the knowledge of Infinity, no other person beneficially owns more than 5% of the outstanding Infinity Common Stock.

  This Proxy Statement/Prospectus was mailed to all Infinity stockholders of record as of the Record Date and constitutes notice of the Infinity Special Meeting in conformity with the requirements of the DGCL.

VOTING OF PROXIES

  All properly executed proxies that are not revoked will be voted at the Infinity Special Meeting in accordance with the instructions contained therein. If a proxy is signed and returned without indicating any voting instructions, the shares of Infinity Common Stock represented by the proxy will be voted FOR the proposal to adopt and approve the Reorganization Agreement and FOR approval of the Merger in accordance with the recommendation of the Infinity Board of Directors and FOR adjournment or postponement of the Infinity Special Meeting if an adjournment or postponement, in the discretion of the proxy holders, is determined to be necessary or desirable. A stockholder who has executed and returned a proxy may revoke it at any time before it is voted at the Infinity Special Meeting by (i) executing and returning a proxy bearing a later date, (ii) filing written notice of such revocation with the Corporate Secretary of Infinity stating that the proxy is being revoked or (iii) attending the Infinity Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of Infinity proxies should be addressed to: Infinity Financial Technology, Inc., 640 Clyde Court, Mountain View, CA 94043,
Attention: Corporate Secretary. Attendance at the Infinity Special Meeting, in and of itself, will not constitute a revocation of a proxy.

VOTE REQUIRED

  Adoption and approval of the Reorganization Agreement and approval of the Merger require the affirmative vote of holders of a majority of the shares of Infinity Common Stock outstanding as of the Record Date. Each stockholder of record of Infinity Common Stock on the Record Date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders of Infinity at the Infinity Special Meeting.

  Pursuant to the SunGard Voting Agreements, the Voting Agreement Stockholders, who owned in the aggregate issued and outstanding shares of Infinity Common Stock representing approximately [46.8%] of the shares of Infinity Common Stock issued and outstanding as of the Record Date, have agreed that, prior to the Expiration Date, they will vote their shares of Infinity Common Stock in favor of: (i) the Merger; (ii) the execution and delivery by Infinity of the Reorganization Agreement; (iii) the adoption and approval of the terms of the Reorganization Agreement; and (iv) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof. The Voting Agreement Stockholders have also delivered to SunGard irrevocable proxies with respect to the matters covered by the SunGard Voting Agreements. In addition, subject to certain exceptions, the Voting Agreement Stockholders have agreed not to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer ("Transfer") any of the Subject Securities (as defined below) unless and until the other party to the Transfer (the "Transferee") shall have (i) executed a counterpart of the SunGard Voting Agreement and the corresponding irrevocable proxy and (ii) agreed to hold such Subject Securities (or interest in such Subject Securities) subject to all of the terms and conditions of the SunGard Voting Agreement. For purposes of the SunGard Voting Agreement, the term "Subject Securities" means (i) all securities of Infinity (including shares of Infinity Common Stock and all options, warrants and other rights to acquire shares of Infinity Common Stock) owned by the Voting Agreement Stockholder as of the date of the SunGard Voting Agreement; and (ii) all additional securities of Infinity (including all additional shares of Infinity Common Stock and all additional options, warrants, and other rights to acquire shares of Infinity Common Stock) of which the Voting Agreement Stockholder acquires ownership during the period from the date of the SunGard Voting Agreement through the Expiration Date. See "Approval of the Merger and Related Transactions--Voting Agreements."

BOARD RECOMMENDATION

  THE INFINITY BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED AND APPROVED THE REORGANIZATION AGREEMENT AND APPROVED THE MERGER, AND RECOMMENDS A VOTE FOR ADOPTION AND APPROVAL OF THE REORGANIZATION AGREEMENT AND FOR APPROVAL OF THE MERGER BY THE STOCKHOLDERS OF INFINITY.

QUORUM; ABSTENTIONS

  The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Infinity Common Stock entitled to vote at the Infinity Special Meeting is necessary to constitute a quorum. Abstentions will be counted for purposes of determining a quorum, but will have the effect of a vote against approval of the matters being voted upon. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered represented at the Infinity Special Meeting for purposes of determining a quorum, but will not be considered to be represented at the Infinity Special Meeting for purposes of calculating the vote with respect to such matter.

SOLICITATION OF PROXIES; EXPENSES

  Regardless of whether the Merger is consummated, each of Infinity and SunGard will pay its own costs and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement, except that fees and expenses (other than attorneys' fees) incurred in connection with (i) the printing, filing and mailing of the Registration Statement and this Proxy Statement/Prospectus and (ii) the filing of the premerger notification and report forms relating to the Merger under the HSR Act, will be shared equally by Infinity and SunGard.

  Subject to the foregoing, the cost of the solicitation of proxies and all related costs will be borne by Infinity. In addition, Infinity may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, facsimile or personal solicitation, without payment of additional compensation, by certain directors, officers or other employees of Infinity.

                        INFINITY PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of Infinity Common Stock as of October 27, 1997, by (i) each director of Infinity, (ii) Infinity's Chief Executive Officer and each of the four other most highly compensated executive officers of Infinity during the fiscal year ended December 31, 1996, (iii) all directors and executive officers of Infinity as a group, and (iv) all those known by Infinity to be beneficial owners of more than five percent of outstanding shares of Infinity Common Stock. This table is based on information provided to Infinity or filed with the Commission by Infinity's directors, executive officers and principal stockholders. Unless otherwise indicated in the footnotes below, and subject to community property laws where applicable, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

                                                   AMOUNT AND    PERCENTAGE OF
                                                    NATURE OF     OUTSTANDING
                                                   BENEFICIAL       COMMON
                                                  OWNERSHIP OF       STOCK
BENEFICIAL OWNER                                 COMMON STOCK(1)   OWNED(2)
----------------                                 --------------- -------------
Roger A. Lang(3)................................    4,897,000        25.4%
Till M. Guldimann(4)............................      912,999         4.7%
Douglas M. Leone(5).............................    2,833,334        14.7%
John C. Lewis...................................      140,000           *
James A. Dorrian(6).............................       23,690           *
Michael A. Laven(7).............................       94,499           *
Terry H. Carlitz(8).............................      214,999         1.1%
Sequoia Capital (9).............................    2,783,334        14.5%
All executive officers and directors as a group
 (7 persons)(10)................................    6,333,187        32.5%

--------
  * Less than one percent
 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Infinity Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 27, 1997 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. To Infinity's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.
 (2) Percentage beneficially owned is based on 19,257,383 shares of Infinity Common Stock outstanding as of October 27, 1997.
 (3) Includes (a) 57,142 shares held by Roger Allen Lang Jr. and Cynthia Hunter Lang, Trustees 1996 Generation Skipping Trust fbo Roger Lloyd Lang and (b) 57,142 shares held by Roger Allen Lang Jr. and Cynthia Hunter Lang, Trustees 1996 Generation Skipping Trust fbo Christopher Allen Lang.
 (4) Includes 112,499 shares subject to options exercisable within 60 days of October 27, 1997.
 (5) Comprised of 50,000 shares owned directly by Mr. Leone, 2,616,334 shares held by Sequoia Capital Growth Fund and 167,000 shares held by Sequoia Technology Partners III. Mr. Leone is a general partner of several Sequoia Capital partnerships which have general partners who are general partners of Sequoia Capital Growth Fund and of Sequioa Technology Partners III.
 (6) Includes 14,166 shares subject to options exercisable within 60 days of October 27, 1997.
 (7) Includes 94,999 shares subject to options exercisable within 60 days of October 27, 1997.
 (8) Includes 100,000 shares held by Terry H. Carlitz and Michael Carlitz, Trustees of The Carlitz Charitable Unitrust and includes 14,999 shares subject to options exercisable within 60 days of October 27, 1997.
 (9) Comprised of 2,616,334 shares held by Sequoia Capital Growth Fund and 167,000 shares held by Sequoia Technology Partners III.
(10) Includes 236,663 shares subject to options exercisable within 60 days of October 27, 1997.

          COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND POLICY

  Since June 4, 1997, the SunGard Common Stock has been listed and traded on the NYSE under the symbol "SDS." Previously, the SunGard Common Stock was listed and traded on the Nasdaq National Market and the London Stock Exchange under the symbol "SNDT." The table below sets forth, for the quarters indicated, the reported high and low sale prices of SunGard Common Stock as reported on the NYSE since June 4, 1997 and the reported high and low sale prices reported on the Nasdaq National Market prior to June 4, 1997. All prices of SunGard Common Stock reflect SunGard's July 1995 and September 1997 two-for-one stock splits. Infinity Common Stock commenced trading on the Nasdaq National Market under the symbol "INFN" on October 25, 1996. The table below sets forth, for the quarters indicated, the reported high and low sale prices of Infinity Common Stock as reported on the Nasdaq National Market.

                                                  SUNGARD           INFINITY
                                                COMMON STOCK      COMMON STOCK
                                             ------------------ ----------------
                                               HIGH      LOW      HIGH     LOW
                                             -------- --------- -------- -------
1995
  First Quarter............................. $12 3/16 $ 8 7/8    --       --
  Second Quarter............................  13 3/8   10 13/16  --       --
  Third Quarter.............................  15 7/8   13 1/16   --       --
  Fourth Quarter............................  16 1/4   12 5/8    --       --
1996
  First Quarter............................. $19      $13 3/4    --       --
  Second Quarter............................  20 1/2   15 5/8    --       --
  Third Quarter.............................  23 3/8   17 11/16  --       --
  Fourth Quarter............................  23 3/4   19 1/8    19 1/2   15 3/4
1997
  First Quarter............................. $25 3/8  $18 1/2    24       16 5/8
  Second Quarter............................  24 3/4   20 3/4    18 1/4   10 3/4
  Third Quarter.............................  27 1/8   23        17 7/16  11 1/2
  Fourth Quarter (through      , 1997)......

  As of the Record Date, there were approximately     record holders of
SunGard Common Stock and approximately     record holders of Infinity Common
Stock. Neither SunGard nor Infinity has ever paid cash dividends on their respective common stock. The policies of SunGard and Infinity are to retain earnings for use in their respective businesses.

  The following table sets forth the closing sale price per share of SunGard Common Stock as reported on the NYSE and the equivalent per share price (as explained below) of Infinity Common Stock on October 16, 1997, the last
trading day preceding the public announcement of the Merger, and on      ,
1997:

                                                  SUNGARD    EQUIVALENT INFINITY
                                                COMMON STOCK   PER SHARE PRICE
                                                ------------ -------------------
   October 16, 1997............................   $24.0625        $16.3625
   November  , 1997............................   $    --         $    --

  The equivalent per share price of a share of Infinity Common Stock represents sixty-eight hundredths (0.68) of the price of one share of SunGard Common Stock.

  INFINITY STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SUNGARD COMMON STOCK AND THE INFINITY COMMON STOCK.

                APPROVAL OF THE MERGER AND RELATED TRANSACTIONS

BACKGROUND OF THE MERGER

  Since becoming an independent company in the early 1980s, a key element of SunGard's corporate growth strategy has been the pursuit of business acquisitions that would complement or expand SunGard's existing business lines. Both SunGard and Infinity provide trading and risk management software applications to financial institutions. Cristobal Conde, Chief Executive Officer of SunGard's Trading Systems Group, and Roger A. Lang, Jr., Chief Executive Officer of Infinity, have been acquainted with each other for a number of years through common industry trade events. On June 4, 1997, Mr. Conde met with Mr. Lang for a general discussion of their businesses. At that meeting, Mr. Conde suggested that the two companies explore the possible benefits of a merger.

  On June 20 and 23, 1997, Mr. Conde met again with Mr. Lang to discuss the possible synergies that could be achieved from a merger involving SunGard and Infinity, and the possible benefits that such a merger would have for the companies' respective stockholders, customers and employees. At those meetings, Messrs. Conde and Lang discussed the steps that would need to be taken to determine whether the perceived benefits of a combination involving the companies could be quantified.

  During a telephone conversation on July 9, 1997, Messrs. Conde and Lang agreed that further discussions relating to a possible merger involving SunGard and Infinity would be postponed until late August 1997 because during July and August 1997, SunGard and Infinity both would be engaged in the process of preliminary business and budgetary planning for 1998 for their respective businesses.

  In mid August 1997, certain members of SunGard's senior management informed certain members of the SunGard Board of Directors of the preliminary merger discussions between SunGard and Infinity. Thereafter, from time to time, the members of the SunGard Board of Directors were informally advised of the progress of the discussions with Infinity.

  On August 22, 1997, Mr. Conde and Michael A. Laven, President and Chief Operating Officer of Infinity, met to discuss the specific potential financial synergies that might be derived from a merger involving SunGard and Infinity. At a regularly scheduled meeting of the Infinity Board of Directors held on August 26, 1997, Mr. Lang led a discussion of strategic alternatives and the Board discussed at length the current activity within the industry towards consolidation and the need to provide more broadly integrated solutions to Infinity's customer base. The Infinity Board of Directors further discussed the role of Infinity and SunGard in this consolidation and the benefits and risks associated with various acquisition and strategic partner strategies.

  On September 4, 1997, Messrs. Conde and Laven met to discuss further potential financial synergies that might be derived from a combination of SunGard and Infinity and financial models related thereto. On September 19, 1997, Messrs. Conde, Lang and Laven and Richard Tarbox, Vice President-- Corporate Development of SunGard, met to review the analysis of such potential financial synergies.

  On September 24, 1997, James Mann, Chief Executive Officer of SunGard, and Messrs. Conde and Tarbox met with Messrs. Lang and Laven to discuss, among other matters, the potential benefits of a possible merger, the perceived potential impact of a merger on SunGard and Infinity and their respective stockholders and matters relating to the valuation of Infinity. At the conclusion of the meeting, Mr. Mann indicated that SunGard would review further the potential synergies of the combination of the two companies and would then contact Infinity to discuss the results of such review.

  On October 7, 1997, Mr. Mann discussed with Mr. Lang proposed terms of a possible merger involving SunGard and Infinity. Among the matters discussed were the importance to SunGard that the exchange ratio in the proposed transaction be structured as a fixed exchange ratio and that the executive officers and directors of Infinity sign agreements to vote their shares of Infinity in favor of the merger.

  On October 8, 1997, the Infinity Board of Directors engaged DMG as Infinity's financial advisor in connection with merger discussions with SunGard. From October 9, 1997 through October 12, 1997, Mr. Tarbox and George Boutros, of DMG, had a number of conversations regarding SunGard's proposal to acquire Infinity. During these conversations, issues relating to, among other matters, the valuation of Infinity and the voting agreements with Infinity's executive officers and directors were discussed.

  On October 13, 1997, Messrs. Mann and Lang had a telephone conversation concerning a possible exchange ratio proposed by SunGard, as well as several issues with respect to employee integration and retention. Also on October 13, 1997, a special meeting of the Infinity Board of Directors was held, during which meeting the exchange ratio proposed by SunGard was discussed. Representatives of Morrison & Foerster LLP, Infinity's outside legal counsel, and representatives of DMG participated in this meeting.

  On October 14, 1997, the SunGard Board of Directors held a special meeting at which Mr. Mann presented management's recommendation that SunGard pursue a merger with Infinity. After significant discussion of many matters relating to such a merger, the SunGard Board of Directors unanimously approved a range of acceptable exchange ratios for the merger and authorized SunGard's management to continue to negotiate the terms of, and subject to SunGard's management's satisfactory completion of its investigation of Infinity, to take steps necessary to complete, such a merger. Subsequent to the SunGard Board of Directors meeting, Mr. Mann had a telephone conversation with Mr. Lang during which a possible exchange ratio and certain issues relating to the proposed voting agreements were discussed. At the conclusion of such conversation, Messrs. Mann and Lang agreed to continue to pursue a merger.

  On October 15, 1997, Cooley Godward LLP, SunGard's outside legal counsel engaged for this transaction, delivered a draft reorganization agreement to outside legal counsel to Infinity. In addition, SunGard's legal and financial advisors continued their investigation of Infinity.

  Also on October 15, 1997, the Infinity Board of Directors held another special meeting to consider the SunGard proposal to enter into a merger transaction involving Infinity. The discussion of the Infinity Board of Directors focused on the merits and risks associated with the SunGard proposal and the value to Infinity's stockholders of the proposed terms of the merger. The Infinity Board of Directors also discussed other issues relating the proposed merger, including the structure and timing thereof.

  On October 16, 1997, Mr. Tarbox, Lawrence Gross, SunGard's Vice President and General Counsel, and representatives of SunGard's outside legal counsel, met with representatives of DMG and representatives of Infinity's outside legal counsel, to negotiate and finalize the terms of the proposed reorganization agreement. Among the terms discussed were a "break-up" fee equal to approximately $12,000,000 payable to SunGard under certain conditions if the transaction were not to close, a stock option agreement to be entered into by certain stockholders of Infinity giving SunGard the right to purchase each such stockholder's shares of Infinity Common Stock under certain circumstances and the voting agreements with the executive officers and directors of Infinity. As a result of such negotiations, SunGard agreed that a stock option agreement would not be necessary and that a "break-up" fee of $9,500,000 would be acceptable. Also on October 16, 1997, DMG and Terry Carlitz discussed with representatives of SunGard certain information relating to SunGard's results of operations and financial condition.

  In addition, on October 16, 1997, the Infinity Board of Directors held another special meeting to discuss the status of continuing negotiations with SunGard. Following the discussion of such negotiations, Mr. Boutros of DMG gave a presentation of DMG's financial review with respect to SunGard. The Infinity Board of Directors then discussed the merits and risks of the merger and received a presentation by Mr. Boutros regarding the terms of the merger. At the conclusion of such presentation, DMG provided the Infinity Board of Directors with its oral fairness opinion, which opinion was later confirmed in writing in the DMG Opinion. Also on October 16, 1997, SunGard held a special meeting of the SunGard Board of Directors to report to the SunGard Board of Directors the results of SunGard's management's investigation of Infinity and to review the terms of the proposed merger with Infinity. At the conclusion of that meeting, the SunGard Board of Directors reapproved the proposed merger involving SunGard and Infinity.

  On October 17, 1997, the Infinity Board of Directors held another special meeting to review the terms of the Reorganization Agreement. After a review and discussion of the terms of the Reorganization Agreement, and discussions regarding the financial and other effects the proposed merger would have on Infinity's stockholders, employees and customers, the Infinity Board of Directors unanimously approved the Merger and authorized the officers of Infinity to finalize and execute the Reorganization Agreement.

  The definitive Reorganization Agreement was executed on behalf of SunGard, Infinity and Merger Sub before the commencement of the business day on October 17, 1997.

INFINITY'S REASONS FOR MERGER

  The Infinity Board of Directors believes that, despite its success to date, increasing competition and industry consolidation would make it increasingly difficult for Infinity to grow its business as a relatively small independent company competing with larger companies with substantially greater resources and broader, integrated product offerings. Infinity's management has considered the alternatives of either acquiring smaller companies that could extend the product offering and enhance the distribution of Infinity products and services, or merging with a larger company. In the industry environment referred to above, the Infinity Board of Directors identified several potential benefits for the Infinity stockholders, employees and customers that it believes would result from the Merger. These potential benefits include:

  -- The potential synergy and compatibility between Infinity and SunGard, based on the compatibility of the companies' product lines;

  -- The benefits of an integration strategy in the financial services software industry;

  -- The financial strength of SunGard that would enable the combined company to commit greater resources to both current and emerging product development efforts and to fund the future growth of the combined company's business;

  -- The ability to leverage SunGard's extensive sales network to increase sales of Infinity's products; and

  -- The opportunity for Infinity, as part of the combined company, to compete more effectively in the increasingly competitive and rapidly changing financial services software industry.

  In the course of its deliberations during the Infinity Board of Directors meetings, held on October 13, October 15, October 16 and October 17, 1997, the Infinity Board of Directors reviewed with Infinity's management a number of additional factors relevant to the Merger, including the strategic overview and prospects for Infinity, its products and its finances. The Infinity Board of Directors also considered, among other matters:

  -- Information concerning SunGard's and Infinity's respective businesses, prospects, financial performance and condition, operations, technology, product lines, management and competitive position;

  -- The financial condition, results of operations and businesses of SunGard and Infinity before and after giving effect to the Merger;

  -- Current financial market conditions and historical market prices, volatility and trading information with respect to SunGard Common Stock and Infinity Common Stock;

  -- The consideration to be received by Infinity stockholders in the Merger and the fact that the market value of the SunGard Common Stock to be issued in exchange for each share of Infinity Common Stock represented a significant premium over the recent price range of the Infinity Common Stock (the Merger consideration represented a premium of approximately 19% over the closing sales price of $13.75 per share of Infinity Common Stock on October 16, 1997, the last trading day prior to the announcement of the Merger);

  -- A comparison of selected recent acquisition and merger transactions in the industry;

  -- The belief that the terms of the Reorganization Agreement, including the parties' mutual representations, warranties and covenants, are reasonable and the fact that the Reorganization Agreement did not contain any extraordinary conditions on SunGard's obligations to consummate the Merger;

  -- The ability of the Infinity Board of Directors to enter into discussions with a person or entity in response to a Superior Offer (as defined under "The Reorganization Agreement--Additional Covenants of the Parties") that is submitted by such person or entity if, among other things, the Infinity Board of Directors believes in good faith, based upon the advice of its outside legal counsel, that such action is required in order for the Infinity Board of Directors to comply with its fiduciary obligations to Infinity's stockholders under applicable law;

  -- The expected tax and accounting treatment of the Merger;

  -- The DMG Opinion rendered at the October 17, 1997 meeting of the Infinity
     Board of Directors that, based upon and subject to the various conditions set forth in the DMG Opinion, the Exchange Ratio was fair to holders of Infinity Common Stock from a financial point of view as of October 17, 1997;

  -- The impact of the Merger upon Infinity's customers and employees; and

  -- Reports from management, financial advisors and legal advisors as to the results of their investigation of SunGard.

  The Infinity Board of Directors also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to:

  -- The loss of control over the future operations of Infinity following the Merger;

  -- The risk that the benefits sought to be achieved in the Merger will not be achieved;

  -- The fixed nature of the Exchange Ratio and the resulting risk that it will not adjust for subsequent price fluctuations; and

  -- The other risks described above under "Risk Factors."

  The Infinity Board of Directors discussed with management the prospects for combinations with companies other than SunGard and the possibility that the benefits described above could be achieved through any such combinations, as well as the risks and benefits of a stand-alone strategy.

  The foregoing discussion of information and factors considered by the Infinity Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Infinity Board of Directors. In view of the wide variety of factors considered by the Infinity Board of Directors, the Infinity Board of Directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the Infinity Board of Directors unanimously agreed that the Reorganization Agreement and the consummation of the Merger were fair to, and in the best interests of, Infinity and its stockholders and that Infinity should proceed with the Merger.

SUNGARD'S REASONS FOR THE MERGER

  The SunGard Board of Directors has unanimously determined that the terms of the Reorganization Agreement and the Merger are fair to, and in the best interests of, SunGard and its stockholders. In reaching its determination, the SunGard Board of Directors consulted with SunGard's management, as well as its legal counsel and accountants, and gave significant consideration to a number of factors bearing on its decision. The following are the reasons the SunGard Board of Directors believes the Merger will be beneficial to SunGard and its stockholders:

  -- SunGard seeks to grow both internally and through the acquisition of complementary businesses. Infinity's products, which provide customers with a foundation to rapidly develop, deploy and modify trading and risk management systems, will complement and broaden SunGard's existing product lines in the investment support systems businesses.

  -- SunGard sells its computer services and software to the financial services industry and believes that Infinity's products will enhance SunGard's ability to service that industry. The demand for trading and risk management systems by the financial services industry has grown significantly over the past several years; financial institutions worldwide have increasingly invested financial and other resources in the development and acquisition of trading and risk management technology. SunGard believes that Infinity's primary product, the Infinity Platform, should position SunGard to take advantage of this trend and should help establish SunGard as a leading provider of trading and risk management platform and solutions software.

  -- Infinity's business strategy is consistent with SunGard's goal to continue product unification and enhancement efforts to provide customers with access to multiple systems and data through common graphical interfaces and shared databases. Infinity products are characterized by an open systems, client/server architecture running on the UNIX and Windows NT Operating Systems and on leading relational database management systems.

  -- The combination of the technologies and product development resources of SunGard and Infinity should enable SunGard to respond more effectively to the rapid technological change and continuing emergence of trading and risk management systems.

  -- SunGard believes there is a significant potential enhancement of the strategic and market position of the combined entity beyond that achievable by SunGard alone.

  In addition to the reasons set forth above, in the course of its deliberations concerning the Merger, the SunGard Board of Directors consulted with SunGard's management, legal counsel and accountants and reviewed a number of other factors relevant to the Merger, including:

  -- Information concerning the business, assets, operations, properties, management, financial condition, operating results, competitive position and prospects of SunGard and Infinity;

  -- The historical market prices and trading information with respect to SunGard Common Stock and Infinity Common Stock;

  -- The expected tax and accounting treatment of the Merger;

  -- Reports from legal counsel on specific terms of the Reorganization
     Agreement and the voting agreements executed by certain directors, officers and other affiliates of Infinity; and

  -- SunGard's belief that the management styles and corporate cultures of the two companies would be complementary.

  The SunGard Board of Directors also considered a number of potentially negative factors in its deliberations concerning the Merger, including:

  -- The possibility of management disruption associated with the Merger and the risk that key technical and management personnel of Infinity or SunGard might not continue with Infinity or SunGard;

  -- The possibility that the Merger might adversely affect Infinity's or SunGard's relationship with certain of their respective customers;

  -- The risk that the potential benefits of the Merger might not be realized; and

  -- The fixed nature of the Exchange Ratio and the resulting risk that it will not adjust for subsequent price fluctuations.

  The SunGard Board of Directors concluded, however, that the benefits of the transaction to SunGard and its stockholders outweighed the risks associated with the foregoing factors.

  The foregoing discussion of the information and factors considered by the SunGard Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the SunGard Board of Directors. In view of the wide variety of factors considered by the SunGard Board of Directors, the SunGard Board of Directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. However, after taking into account all of the factors set forth above, the SunGard Board of Directors unanimously agreed that the Reorganization Agreement and the consummation of the Merger were fair to, and in the best interests of, SunGard and its stockholders and that SunGard should proceed with the Merger.

OPINION OF DEUTSCHE MORGAN GRENFELL INC.

  Infinity retained DMG to act as its financial advisor in connection with the Merger. DMG was selected by the Infinity Board of Directors to act as Infinity's financial advisor based on DMG's qualifications, expertise and reputation and relationship with Infinity.

  At the meeting of the Infinity Board of Directors on October 16, 1997, DMG rendered its oral opinion, subsequently confirmed in writing on October 17, 1997, that, as of such date, based upon and subject to the various considerations set forth in the DMG Opinion, the Exchange Ratio was fair from a financial point of view to the holders of Infinity Common Stock.

  The full text of the DMG Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the scope of the review undertaken by DMG in rendering the DMG Opinion, is attached as Appendix B to this Proxy Statement/Prospectus. Infinity stockholders are urged to read the DMG Opinion carefully and in its entirety. DMG did not recommend to Infinity that any specific exchange ratio constituted the appropriate exchange ratio for the Merger. The DMG Opinion addresses only the fairness of the Exchange Ratio from a financial point of view to the holders of Infinity Common Stock as of the date of the DMG Opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the Infinity Special Meeting. The summary of the DMG Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of the DMG Opinion.

  In rendering the DMG Opinion, DMG, among other things: (i) analyzed certain publicly available financial statements and other information of SunGard and Infinity, respectively; (ii) analyzed certain internal financial statements and other financial and operating data concerning Infinity prepared by the management of Infinity; (iii) analyzed certain financial projections relating to Infinity prepared by the managements of Infinity and SunGard; (iv) discussed the past and current operations and financial condition and the prospects of Infinity with senior executives of Infinity; (v) analyzed certain internal financial statements and other financial and operating data concerning SunGard prepared by the management of SunGard; (vi) discussed the past and current operations and financial condition and the prospects of SunGard with senior executives of SunGard; (vii) analyzed the pro forma impact of the Merger on the earnings per share and consolidated capitalization of SunGard; (viii) reviewed the reported prices and trading activity for the Infinity Common Stock; (ix) compared the financial performance of Infinity and the prices and trading activity of the Infinity Common Stock with that of certain other comparable publicly-traded companies and their securities; (x) reviewed the reported prices and trading activity for the SunGard Common Stock; (xi) compared the financial performance of SunGard and the prices and trading activity of the SunGard Common Stock with that of certain other comparable publicly-traded companies and their securities; (xii) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions; (xiii) reviewed and discussed with the senior management of Infinity (a) the strategic rationale for the Merger and their assessment of the synergies and other benefits expected to be derived from the Merger and (b) certain alternatives to the Merger; (xiv) participated in discussions and negotiations among representatives of Infinity and SunGard and their respective legal advisors; (xv) reviewed the Reorganization Agreement, and certain related agreements; and (xvi) performed such other analyses and considered such other factors as DMG deemed appropriate.

  In rendering the DMG Opinion, DMG assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the DMG Opinion. DMG was not provided with, and therefore did not review, any internal financial projections or forecasts relating to future operations or prospects of SunGard, and therefore, upon the advice of SunGard, DMG assumed that the publicly available estimates of research analysts were a reasonable basis upon which to evaluate and analyze the future financial performance of SunGard. DMG assumed that the financial projections for Infinity were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Infinity. DMG has not made any independent valuation or appraisal of the assets, liabilities or technology of SunGard or Infinity, respectively, nor has DMG been furnished with any such appraisals. DMG has assumed that the Merger will be accounted for as a pooling of interests business combination in accordance with U.S. Generally Accepted Accounting Principles and will be consummated in accordance with the terms set forth in the Reorganization Agreement. The DMG opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to DMG as of, the date of the DMG Opinion.

  The following is a summary of the analysis performed by DMG in preparation of the DMG Opinion and reviewed with the Infinity Board of Directors at meetings held on October 13, 1997 and October 16, 1997.

  Comparative Stock Price Performance. As part of its analysis, DMG reviewed the recent stock price performance of the SunGard Common Stock and the Infinity Common Stock and compared such performance with that of other companies involved in client/server software used primarily in the financial services industry and with that of the Nasdaq composite and the S&P 500. DMG observed that during the period from October 25, 1996 (the date of the Initial Public Offering for Infinity (the "Infinity IPO")) to October 10, 1997, the market price of the Infinity Common Stock decreased 17.8%, compared with increases of 42.2% for the Nasdaq composite, 40.5% for the S&P 500 index, 16.2% for C-ATS Software Inc. ("C-ATS"), and 15.2% for SunGard, and decreases of 9.3% for PegaSystems Inc. ("PegaSystems") and 9.8% for Advent Software, Inc. ("Advent"). DMG noted that over such period, the Infinity Common Stock underperformed relative to the common stock of C-ATS, SunGard, PegaSystems, Advent and relative to the Nasdaq composite and the S&P 500 index. In addition, DMG reviewed the stock price performance of the SunGard Common Stock and compared it to the stock price performance of other companies which DMG deemed comparable based on their revenue stream and growth history. DMG observed that during the period from January 1, 1990 to October 10, 1997, the SunGard Common Stock price increased 314.7% compared to an increase of 481.0% for Cadence Design Systems, Inc., 347.8% for Automatic Data Processing, Inc. (assuming reinvestment of dividends paid), 282.4% for the Nasdaq index and 239.0% for the S&P 500.

  Historical Exchange Ratio Analysis. DMG reviewed the historical trading prices for the Infinity Common Stock and the SunGard Common Stock, separately, and in comparison to each other. DMG also reviewed the ratios of the daily closing prices of the Infinity Common Stock to the SunGard Common Stock for each day over various periods, starting at October 25, 1996 (the date of the Infinity IPO) and ending October 16, 1997 (the date of DMG's presentation of the DMG Opinion to the Infinity Board of Directors) and computed the premiums represented by the Exchange Ratio over the average of these ratios. The average of the ratios of the daily closing stock prices of the Infinity Common Stock to the SunGard Common Stock for the various periods ending on October 16, 1997 were 0.720 for the period since October 25, 1996; 0.669 for the previous 180 trading days; 0.582 for the previous 90 trading days; 0.528 for the previous 60 trading days; 0.515 for the previous 45 trading days; 0.521 for the previous 30 trading days; 0.571 for the previous 10 trading days; and
0.571 for October 16, 1997. DMG observed that the Exchange Ratio represented a premium/(discount) of (5.6%), 1.7%, 16.9%, 28.8%, 32.0%, 30.6%, 19.0% and
19.0%, respectively, over the aforementioned ratios of the prices of the Infinity Common Stock and the SunGard Common Stock.

  Premium Analysis. DMG reviewed four stock-for-stock acquisition transactions involving companies in the enterprise software sector, 25 other stock-for-stock acquisition transactions involving companies in the software sector and 36 other stock-for-stock acquisition transactions involving companies in the technology sector since 1987, none of which were deemed directly comparable to the Merger. For the four stock-for-stock transactions involving companies in the enterprise software sector, such analysis showed transaction exchange ratios resulting in average premiums/(discounts) of approximately (10.1%), 6.2%, 12.4%, 20.7%, 20.1% and 20.6% over the average of the ratios of the closing stock prices of the companies involved in such mergers over the one year, 90 day, 60 day, 30 day, 10 day and one day periods ending the day preceding the public announcement of these transactions, respectively. For the 25 other stock-for-stock acquisition transactions in the software sector, DMG observed transaction exchange ratios resulting in average premiums of approximately 21.0%, 31.8%, 36.0%, 41.1%, 40.3% and 34.3% over the average of the ratios of the closing stock prices of the companies involved in such mergers over the aforementioned periods, respectively. For the 36 other stock-for-stock acquisition transactions in the technology sector, DMG observed transaction exchange ratios resulting in average premiums of approximately 17.3%, 31.2%, 36.3%, 37.5%, 33.9% and 27.8%
over the average of the ratios of the closing stock prices of the companies involved in such mergers over the aforementioned periods, respectively. DMG observed that the Exchange Ratio represented average premiums/(discounts) of approximately (5.6%), 16.9%, 28.8%, 30.6%, 19.0% and 19.0% over the average of the ratios of the daily closing stock prices of the Infinity Common Stock to the SunGard Common Stock for the respective comparable periods ending on October 16, 1997.

  Contribution Analysis. DMG analyzed the pro forma contribution by each of SunGard and Infinity to the total revenue, gross profit, operating income and net income of the combined company (adjusted to reflect the companies' respective net cash balances) if the Merger were to be consummated. DMG observed that for the 1997 and 1998 calendar years, based upon research analyst estimates for both companies, Infinity would contribute approximately 8.5% and 10.2% of total revenue, respectively; 11.4% and 13.8% of gross profit, respectively; 8.7% and 10.7% of operating income, respectively; and 10.6% and 13.4% of net income, respectively, of the combined company. DMG observed that the median of these contribution percentages was 10.6% which implied an exchange ratio of 0.498. These figures compared to the pro forma fully diluted ownership of the Infinity stockholders in the combined company (assuming the Merger were to be consummated) of 14.0% based on the Exchange Ratio. DMG observed that the contribution analysis does not take into account the different multiples of revenue or operating income that the market ascribes to SunGard and Infinity.

  Peer Group Comparison. DMG compared certain information relating to Infinity and SunGard with a group of companies involved in the application software/tools industry and the information/data processing industry. Such information included, among other things, market valuation, stock price as a multiple of earnings per share, aggregate market capitalization as a multiple of revenues and stock price as a multiple of projected earnings per share over forecasted long-term growth rate ("PEG"). The multiples are based on a compilation of publicly available information and consensus forecasts by securities research analysts. In particular, such comparison showed that as of October 10, 1997, Infinity and SunGard traded at 26.2 times and 21.7 times projected calendar year 1998 earnings, respectively; 4.7 times and 1.4 times latest twelve months revenue, respectively; and 0.58 times and 1.21 times calendar year 1998 PEG, respectively. As of October 10, 1997, the group of companies involved in the application software/tools industry traded at a median of 32.7 times projected calendar year 1998 earnings, 5.8 times latest twelve months revenue and 0.95 times calendar year 1998 PEG. As of October 10, 1997, the group of companies involved in the information/data processing industry traded at a median of 25.0 times projected calendar year 1998 earnings, 3.4 times latest twelve months revenue and 1.11 times calendar year 1998 PEG.

  Selected Precedent Transactions. DMG reviewed 17 acquisition transactions involving companies in the enterprise software sector and 93 acquisition transactions involving companies in the software industry (including the enterprise software sector). DMG observed that in the enterprise software sector, for the 17 transactions (all of which had information publicly available) the median of the range of multiples of aggregate value to latest twelve months revenue and operating income was 4.3 times and 29.0 times, respectively and the median price to next twelve months earnings multiple was
31.0 times. DMG observed that in the software industry, for the 70 transactions for which such information was publicly available, the median of the range of multiples of aggregate value to latest twelve months revenue and operating income was 3.7 times and 30.5 times, respectively and the median price to next twelve months earnings multiple was 31.5 times. DMG compared these multiples to the multiples implied by the Merger of aggregate value to latest twelve months revenue and operating income of 5.8 times and 32.5 times, respectively and price to calendar year 1997 and 1998 earnings multiples of
43.4 times and 30.9 times, respectively.

  Potential Future Share Price Analysis. DMG computed equivalent per share values for Infinity on a standalone basis. Such analysis was based on a range of earnings estimates for Infinity based upon publicly available securities analyst estimates as well as a sensitivity case assuming discounted earnings. The analysis was also based on a range of one-year forward price to earnings multiples of 15 to 30 times. Equivalent share prices were then computed for Infinity one and two years from the date of the analysis which were then discounted back to the present at discount rates of 0.0%, 18.0% and 25.0%. Based on a range of forecasted Infinity standalone earnings, this analysis resulted in a present value per share to holders of Infinity Common Stock ranging from $7.90 to $33.43. In addition, DMG computed earnings and revenue that would be required by Infinity on a standalone basis to achieve the value implied by the Merger. For a range of prices implied by the Merger, ranging from $16.00 to $18.00 and a range of growth rates ranging from 16% to 20% for stock of the combined company, DMG computed 1999 stock price values for the Infinity Common Stock. Based on these 1999 stock prices, and forward EPS multiples of 20.0 times and 25.9 times and operating margins of 17.0% and 18.0%, DMG computed the required Infinity calendar year 2000 earnings and implied revenue to achieve the 1999 stock prices. Based on the range of assumptions, the calendar year 2000 EPS and revenue required ranged from $0.83 to $1.30 and $174.1 million to $287.9 million, respectively.

  Pro Forma Analysis of the Merger. DMG analyzed certain pro forma effects of the Merger on the earnings and capitalization of SunGard. Such analysis was based on First Call consensus estimates for SunGard and Infinity. Based on such analysis, DMG observed that, based on the Exchange Ratio and assuming that the Merger was treated as a pooling of interests business combination for accounting purposes (and assuming no cost or revenue synergies), the Merger would result in earnings per share dilution for SunGard of (4.4%) and (2.3%) for the calendar years 1998 and 1999, respectively. The analysis was also performed assuming a range of cost and revenue synergies. Based on such analysis and similar assumptions, DMG observed that the Merger would result in earnings per share (dilution) / accretion for calendar year 1998 ranging from (4.4%) to 3.3%.

  In connection with the review of the Merger by the Infinity Board of Directors, DMG performed a variety of financial and comparative analyses for purposes of the DMG Opinion. While the foregoing summary describes all material analyses and factors reviewed by DMG with the Infinity Board of Directors, it does not purport to be a complete description of the presentations by DMG to the Infinity Board of Directors or the analyses performed by DMG in arriving at the DMG Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. DMG believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the DMG Opinion. In performing its analyses, DMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SunGard or Infinity. Any estimates contained therein are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, the analyses performed by DMG are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of DMG's analysis of the fairness of the Exchange Ratio, from a financial point of view, to the holders of Infinity Common Stock and were provided to the Infinity Board of Directors in connection with the delivery of the DMG Opinion.

  DMG is an internationally recognized investment banking and advisory firm. DMG, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, DMG may actively trade the securities and loans of Infinity and SunGard for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities and loans.

  Infinity has agreed to pay DMG a fee for its financial advisory services in connection with the Merger, including, among other things, rendering the DMG Opinion and making the presentation referred to above. Pursuant to a letter agreement between Infinity and DMG dated August 25, 1997, Infinity has agreed to pay DMG (i) in the event the Merger is consummated, a transaction fee of $3.1 million or (ii) in the event the Merger is not consummated, an advisory fee of between $50,000 and $75,000. In addition, Infinity has agreed to reimburse

DMG for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) incurred in connection with its engagement, and to indemnify DMG and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Officers and Directors of Infinity. Certain members of Infinity's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of Infinity generally. The Infinity Board of Directors was aware of these interests and considered them, among other matters, in approving the Reorganization Agreement and the transactions contemplated thereby.

  Indemnification and Insurance. The Reorganization Agreement provides that all rights to indemnification existing in favor of the persons serving as directors and officers of Infinity as of the date of the Reorganization Agreement for acts or omissions occurring prior to the Effective Time, as provided in Infinity's Bylaws and in certain indemnification agreements between Infinity and such directors and officers, will survive the Merger, and that SunGard will cause the Surviving Corporation to perform its obligations arising thereunder for at least six years from the Effective Time. Subject to certain limitations, SunGard has also agreed to cause the Surviving Corporation to maintain in effect for three years after the Effective Time the policy of directors' and officers' liability insurance in existence at the date of the Reorganization Agreement for the benefit of persons serving as directors and officers of Infinity as of such date. See "The Reorganization Agreement--Indemnification and Insurance."

  Options under the Infinity Stock Option Plans. At the Effective Time, each outstanding Infinity Option issued pursuant to the Infinity Stock Option Plans will be assumed by SunGard. Each Infinity Option so assumed will continue to have, and be subject to, the same terms and conditions set forth in the stock option plan under which it was issued and the stock option agreement by which it is evidenced (subject to appropriate adjustments to the exercise price and number of shares subject thereto based upon the Exchange Ratio). Ms. Carlitz, Mr. Guldimann, and Mr. Laven hold options to purchase 240,000, 700,000 and 240,000 shares, respectively, of Infinity Common Stock pursuant to stock option agreements which provide for the acceleration of such options upon the occurrence of a change of control of Infinity. The Merger will constitute such
a change of control. Assuming that the Merger is consummated on    , 1997,
[4,167], [25,000] and [20,833] of such options held respectively by Ms. Carlitz, Mr. Guldimann and Mr. Laven, which would not have been vested if a change of control of Infinity were not to occur, will become immediately exercisable as of the Effective Time.

  Employment/Severance Arrangement. SunGard expects to enter into an agreement with Michael A. Laven, President and Chief Operating Officer of Infinity, which is expected to provide for the full-time employment of Mr. Laven after the Effective Time, at a base salary of $235,000 per year. The employment agreement with Mr. Laven is also expected to provide that if Mr. Laven's employment is terminated without "cause" prior to the third anniversary of the date on which the Merger becomes effective, Mr. Laven will be paid an amount equal to his annual base salary in effect at the time of such termination; provided, however, that if less than one year of the three-year restriction period set forth in his Noncompetition Agreement with SunGard remains unexpired pursuant to the terms of such Noncompetition Agreement, his annual base salary in effect at the time of such termination shall be prorated to reflect the remaining unexpired portion of such restriction period. See "Approval of the Merger and Related Transactions--Noncompetition Agreements."

  Officers and Directors of SunGard. No officer or director of SunGard has any interest in the Merger that is in addition to his or her interest as a stockholder of SunGard generally.

VOTING AGREEMENTS

  Pursuant to the SunGard Voting Agreements, the Voting Agreement Stockholders who owned in the aggregate issued and outstanding shares of Infinity Common Stock representing approximately [46.8%] of the shares of Infinity Common Stock issued and outstanding as of the Record Date, have agreed that, prior to the

Expiration Date, they will vote their shares of Infinity Common Stock in favor of: (i) the Merger; (ii) the execution and delivery by Infinity of the Reorganization Agreement; (iii) the adoption and approval of the terms of the Reorganization Agreement; and (iv) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof. The Voting Agreement Stockholders have also delivered to SunGard irrevocable proxies with respect to the matters covered by the SunGard Voting Agreements. In addition, subject to certain exceptions, the Voting Agreement Stockholders have agreed not to Transfer any Subject Securities owned by them unless and until the proposed transferee of such Subject Securities shall have (i) executed a counterpart of the SunGard Voting Agreement and the corresponding irrevocable proxy and (ii) agreed to hold such Subject Securities subject to all of the terms and conditions of the SunGard Voting Agreement.

  The Voting Agreement Stockholders have also agreed that, during the period commencing on the date of the Voting Agreement and ending on the Expiration Date, they will not, directly or indirectly, and will not authorize any of their Representatives to: (i) solicit, initiate or encourage the making or announcement of an Acquisition Proposal (as defined below) or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any nonpublic information regarding Infinity or any of its subsidiaries to any person in connection with an actual or potential Acquisition Proposal; or (iii) engage in discussions with any person regarding an Acquisition Proposal. The Voting Agreement Stockholders have also agreed to cease any existing discussions with any person that relate to an Acquisition Proposal.

  Each SunGard Voting Agreement also provides that the Voting Agreement Stockholder who is a party thereto will hold harmless and indemnify SunGard from and against certain damages which are incurred by SunGard that arise from any breach of any representation, warranty, covenant or obligation of the Voting Agreement Stockholder contained therein.

  An "Acquisition Proposal" is any offer, proposal or inquiry (other than an offer, proposal or inquiry by SunGard) contemplating or otherwise relating to any transaction or series of transactions (an "Acquisition Transaction") involving: (i) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (a) in which Infinity or any of its subsidiaries is a constituent corporation, (b) in which an individual or entity or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of individuals or entities directly or indirectly acquires Infinity or more than 50% of Infinity's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Infinity or any of its subsidiaries, or (c) in which Infinity or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Infinity; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of Infinity; or (iii) any liquidation or dissolution of Infinity.

AFFILIATE AGREEMENTS

  It is a condition to consummation of the Merger that each person who could reasonably be determined to be an "affiliate," as such term is defined in Rule 145 promulgated under the Securities Act, of Infinity ("Affiliate") execute an agreement that prohibits, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of SunGard and Infinity have been published by SunGard (within the meaning of the applicable pooling of interests accounting requirements): (i) the sale, transfer or other disposition or reduction of such Affiliate's interest in or risk relating to
(A) any capital stock of Infinity, except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Infinity, except pursuant to and upon consummation of the Merger; and
(ii) the sale, transfer or other disposition or reduction of such Affiliate's interest in or risk relating to (A) any shares of capital stock of SunGard or
(B) any option or other right to purchase any shares of capital stock of SunGard.

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

NONCOMPETITION AGREEMENTS

  Till M. Guldimann, Roger A. Lang, Jr. and Michael A. Laven (the "Noncompete Employees"), each have entered into a Noncompetition Agreement with SunGard (a "Noncompetition Agreement"). The Noncompetition Agreements contain provisions restricting such Noncompete Employees, for either two or three years (depending on the individual agreement) following the Effective Time (the "Restriction Period") from (i) engaging in any business that is competitive with Infinity's business, as engaged in by Infinity or as proposed to be engaged in by Infinity before the Effective Time (the "Infinity Business");
(ii) being or becoming an officer, director, stockholder, owner, partner, employee, manager, salesman, representative, agent or consultant of or to, or participating in the ownership, management, operation, control or financing of, any entity that engages or plans or proposes to engage in any business competitive with the Infinity Business; or (iii) marketing or selling, in any manner other than in furtherance of the business and interests of SunGard or other subsidiaries of SunGard engaged in the Infinity Business, any software competitive with Infinity's software. In addition, the Noncompetition Agreements restrict the Noncompete Employees from taking the following actions during the Restriction Period: (i) soliciting employees of SunGard or any subsidiary of SunGard to leave his or her employment with such companies; or
(ii) interfering or attempting to interfere with the relationship or the commercial relationship of SunGard or any subsidiary of SunGard with any person or entity that is or was expected to become a customer or client of SunGard or any subsidiary thereof.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the material federal income tax considerations of the Merger that are generally applicable to holders of Infinity Common Stock. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to SunGard, Infinity or Infinity stockholders as described herein.

  Infinity stockholders should be aware that this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular Infinity stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who hold their shares as a hedge or as part of a hedging, straddle or other risk reduction strategy. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger).

  INFINITY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

  Neither SunGard nor Infinity has requested a ruling from the Internal Revenue Service (the "IRS") with regard to any of the U.S. federal income tax consequences of the Merger. Morrison & Foerster LLP, counsel to Infinity, and Cooley Godward LLP, counsel to SunGard, have each rendered an opinion (collectively, the "Tax Opinions") that the Merger will constitute a reorganization under Section 368(a) of the Code (a "Reorganization"). As a condition to the consummation of the Merger, such counsel must also render tax opinions at the Closing that the Merger will constitute a Reorganization. Such opinions are, and will be, based on certain assumptions as well as representations received from SunGard, Infinity and certain stockholders of Infinity (including an assumption, based on representations, concerning the "continuity of interest" requirement discussed below) and are, and will be, subject to the limitations discussed below. Moreover, such opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position. The discussion below assumes that the Merger will qualify as a Reorganization, based upon such opinions.

  Subject to the limitations and qualifications referred to herein, and as a result of the Merger's qualifying as a Reorganization, the following U.S. federal income tax consequences should result:

    (i) No gain or loss will be recognized by the holders of Infinity Common Stock upon the receipt of SunGard Common Stock solely in exchange for such Infinity Common Stock in the Merger (except in respect of cash received in lieu of fractional shares of SunGard Common Stock, as discussed below);

    (ii) The aggregate tax basis of the SunGard Common Stock so received by Infinity stockholders in the Merger (including any fractional share of SunGard Common Stock deemed to be received and then redeemed, as discussed below) will be the same as the aggregate tax basis of Infinity Common Stock surrendered in exchange therefor;

    (iii) The holding period of the SunGard Common Stock so received by each Infinity stockholder in the Merger will include the period for which the Infinity Common Stock surrendered in exchange therefor was considered to be held, provided that the Infinity Common Stock so surrendered is held as a capital asset at the Effective Time;

    (iv) Cash payments received by holders of Infinity Common Stock in lieu of a fractional share will be treated as if such fractional share of SunGard Common Stock had been issued in the Merger and then redeemed by SunGard. An Infinity stockholder receiving such cash will generally recognize gain or loss upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share. The gain or loss should be capital gain or loss provided that such share of Infinity Common Stock was held as a capital asset at the Effective Time; and

    (v) Neither SunGard nor Infinity will recognize a gain solely as a result of the Merger.

  The Tax Opinions are subject to certain assumptions and qualifications and are based on the truth and accuracy of certain representations of SunGard, Infinity and certain stockholders of Infinity, including representations in certain certificates delivered to counsel by the respective managements of SunGard and Infinity and certain stockholders of Infinity. Of particular importance are the assumptions and representations relating to the "continuity of interest" requirement.

  To satisfy the "continuity of interest" requirement, Infinity stockholders must not, pursuant to a plan or intent existing at or prior to the Effective Time, dispose of or transfer so much of either (i) their Infinity Common Stock in anticipation of the Merger or (ii) the SunGard Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that the Infinity stockholders, as a group, would no longer have a significant equity interest in the Infinity business being conducted by SunGard after the Merger. Infinity stockholders will generally be regarded as having a significant equity interest as long as the SunGard Common Stock received in the Merger (after taking into account Planned Dispositions), in the aggregate, represents a substantial portion of the entire consideration received by the Infinity stockholders in the Merger. No assurance can be made that the "continuity of interest" requirement will be satisfied, and if such requirement is not satisfied, the Merger would not be treated as a Reorganization.

  A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in significant adverse tax consequences to the Infinity stockholders. An Infinity stockholder would recognize gain or loss with respect to each share of Infinity Common Stock surrendered equal to the difference between the stockholder's basis in such share and the sum of the fair market value, as of the Effective Time, of the SunGard Common Stock received in exchange therefor and cash received in lieu of the SunGard Common Stock. In such event, a stockholder's aggregate basis in the SunGard Common Stock so received would equal its fair market value, and the stockholder's holding period for such stock would begin the day after the Closing Date.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger is intended to be accounted for as a pooling of interests for financial reporting purposes in accordance with generally accepted accounting principles. SunGard's obligation to consummate the Merger is conditioned upon receipt of: (a) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Infinity, reasonably satisfactory in form and substance to SunGard and Coopers & Lybrand LLP, regarding Ernst & Young LLP's concurrence with Infinity management's conclusion that no conditions exist related to Infinity that would preclude SunGard from accounting for the Merger as a pooling of interests; and (b) a letter from Coopers & Lybrand LLP, dated as of the Closing Date and addressed to SunGard, reasonably satisfactory in form and substance to SunGard, to the effect that Coopers & Lybrand LLP concurs with SunGard management's conclusion that SunGard may account for the Merger as a pooling of interests. SunGard has the right to waive the condition that the Merger be accounted for as a pooling of interests. If the Merger is consummated but fails to qualify for pooling of interests accounting treatment, then the transaction would be accounted for as a purchase. Accounting for the Merger as a purchase would require SunGard to record significant intangible assets in connection with the acquisition and to record significant charges against results of operations, which could materially and adversely affect SunGard's future results of operations.

REGULATORY MATTERS

  Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied or early termination of the waiting period is granted at the request of SunGard and Infinity. SunGard and Infinity filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on November 3, 1997. These filings commenced a 30-day waiting period under the HSR Act. If, prior to the expiration of such period, the FTC or the Antitrust Division should request additional information or documentary material under the HSR Act, consummation of the Merger could be delayed until after the companies have substantially complied with the request. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such challenge is made, that SunGard and Infinity would prevail or would not be required to terminate the Reorganization Agreement, to divest certain assets, to license certain proprietary technology to third parties or to accept certain conditions in order to consummate the Merger. SunGard does not have any obligation under the Reorganization Agreement to: (i) dispose or cause any of its subsidiaries to dispose of any assets; (ii) discontinue or make any changes to its operations or proposed operations or to the operations or proposed operations of any of its subsidiaries; or (iii) make any commitment (to any governmental body or otherwise) regarding its future operations, or the future operations of its subsidiaries, or the future operations of Infinity or its subsidiaries, even though the disposition of such assets or the making of such change or commitment might facilitate the obtaining of a required governmental authorization or might otherwise facilitate the consummation of the Merger.

ABSENCE OF APPRAISAL RIGHTS

  Under Section 262 of the DGCL, stockholders who do not vote in favor of or consent to a merger are not entitled to appraisal rights if the stock subject to such merger is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. and the consideration to be received in such merger consists of stock listed on a national securities exchange. Because the Nasdaq National Market is designated as such a system and the Infinity Common Stock is quoted on the Nasdaq National Market, and because the NYSE is a national securities exchange and the SunGard Common Stock is listed on the NYSE, Infinity stockholders are not entitled to appraisal rights with respect to the Merger.

RESALE OF SUNGARD COMMON STOCK

  The SunGard Common Stock issued in connection with the Merger will be freely transferable, except that shares issued to any Infinity stockholder who is an Affiliate of Infinity or who becomes an Affiliate of SunGard are subject to certain restrictions on resale. An Affiliate is defined generally as including, without limitation, directors, certain executive officers and certain other persons who control a company. Certain stockholders of Infinity who may be deemed to be Affiliates have executed agreements that prohibit the sale, transfer or other disposition of SunGard Common Stock received by such stockholders in the Merger, except under certain circumstances, in order to comply with the requirements of certain federal securities laws and certain pooling of interests requirements. See "Approval of the Merger and Related Transactions--Affiliate Agreements." Certain stockholders have also delivered to SunGard certificates certifying that such stockholders have no present intention to dispose of certain of the shares of SunGard Common Stock to be received by such stockholders in the Merger in order to comply with the requirements of certain U.S. federal tax laws. See "Approval of the Merger and Related Transactions--Certain Federal Income Tax Consequences."

                         THE REORGANIZATION AGREEMENT

GENERAL

  The following is a summary of the material provisions of the Reorganization Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. However, the following is not a complete statement of all provisions of the Reorganization Agreement and related agreements. Statements made in this Proxy Statement/Prospectus with respect to the terms of the Reorganization Agreement and such related agreements are qualified in their respective entireties by reference to the more detailed information set forth in the Reorganization Agreement and such related agreements.

  The Reorganization Agreement provides for the merger of Merger Sub with and into Infinity. As a result of the Merger, Merger Sub will cease to exist, Infinity will become a wholly owned subsidiary of SunGard and the former stockholders of Infinity will become stockholders of SunGard. Infinity will continue as the surviving corporation of the Merger (the "Surviving Corporation") and will retain all of its separate corporate existence, with all its purposes, objects, rights, privileges, powers and franchises unaffected by the Merger. Merger Sub has been formed solely for the purpose of effecting the Merger, and there will be no other activity in Merger Sub. The Merger will become effective upon the filing of a Certificate of Merger with the Delaware Secretary of State or at such later time as may be specified in the Certificate of Merger. Such filing is anticipated to take place as soon as practicable after the adoption and approval of the Reorganization Agreement and approval of the Merger by the Infinity stockholders and after expiration or termination of the waiting period under the HSR Act, subject to the satisfaction or waiver of the other conditions to the Merger. It is currently anticipated that the Merger will be consummated, and the Effective Time will
occur, in       1997. There can be no assurance, however, that the conditions to the Merger will be satisfied by such date, or at all, or that the Reorganization Agreement will not be terminated. See "--Conditions to the Merger" and "Approval of the Merger and Related Transactions--Regulatory Matters."

MERGER CONSIDERATION

  Infinity Common Stock. Subject to the provisions contained in the Reorganization Agreement relating to the payment of cash in lieu of fractional shares, at the Effective Time, each share of Infinity Common Stock then outstanding (except for any such shares held by Infinity as treasury stock and any shares held by SunGard or any subsidiary of SunGard or Infinity) will be converted into the right to receive SunGard Common Stock based on the Exchange Ratio.

  No Fractional Shares. No fractional shares of SunGard Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. In lieu of such fractional shares, any holder of Infinity Common Stock who would otherwise be entitled to receive a fraction of a share of SunGard Common Stock (after aggregating all fractional shares of SunGard Common Stock issuable to such holder) will, upon surrender of such holder's stock certificate(s) representing Infinity Common Stock to the Exchange Agent, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of SunGard Common Stock on the NYSE on the date the Merger becomes effective.

STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN

  Stock Options. At the Effective Time, all rights with respect to Infinity Common Stock under each Infinity Option then outstanding shall be converted into and become rights with respect to SunGard Common Stock, and SunGard shall assume each such Infinity Option in accordance with the terms (as in effect as of October 17, 1997) of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Infinity Option assumed by SunGard may be exercised solely for shares of SunGard Common Stock, (ii) the number of shares of SunGard Common Stock subject to each such Infinity Option shall be equal to the number of shares of Infinity Common Stock subject to such Infinity Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such Infinity Option shall be adjusted by dividing the per share exercise price under such Infinity Option by the Exchange Ratio and rounding up to the nearest cent, and (iv) any restriction on the exercise of any such Infinity Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Infinity Option shall otherwise remain unchanged (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time). SunGard has agreed to file with the Commission a Registration Statement on Form S-8 relating to the shares of SunGard Common Stock issuable with respect to assumed Infinity Options no later than 30 days after the Effective Time.

  Employee Stock Purchase Plan. The Infinity Purchase Plan will be terminated as of the Effective Time. The rights of participants in the Infinity Purchase Plan with respect to any offering period then underway under the Infinity Purchase Plan shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro rata adjustments as may be necessary to reflect the reduced offering period but otherwise treating such offering period as a fully effective and completed offering period for all purposes of the Infinity Purchase Plan.

STOCK OWNERSHIP FOLLOWING THE MERGER

  Based upon the number of shares of Infinity Common Stock issued and
outstanding as of the Record Date, an aggregate of approximately     shares of
SunGard Common Stock will be issued to holders of Infinity Common Stock. Based upon the number of shares of SunGard Common Stock issued and outstanding as of the Record Date, and after giving effect to the additional shares of SunGard Common Stock that are proposed to be issued in the Merger (and assuming no exercise of outstanding options to purchase SunGard Common Stock or Infinity Common Stock), the former holders of Infinity Common Stock would hold approximately % of SunGard's total issued and outstanding shares.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES.

  As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the registered holders of Infinity Common Stock (i) the Letter of Transmittal and (ii) instructions for use of the Letter of Transmittal in effecting the surrender of Infinity Stock Certificates in exchange for certificates representing SunGard Common Stock. Upon surrender of an Infinity Stock Certificate to the Exchange Agent for exchange, together with a duly executed Letter of Transmittal and such other documents as may be reasonably required by the Exchange Agent or SunGard, the holder of such Infinity Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the whole number of shares of SunGard Common Stock that such holder has the right to receive. No fractional shares of SunGard Common Stock will be issued in connection with the Merger, and no certificates for any such fractional shares will be issued. See "-No Fractional Shares."

  If any Infinity Stock Certificate has been lost, stolen or destroyed, SunGard may require the owner of such lost, stolen or destroyed Infinity Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as SunGard may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, SunGard or Infinity with respect to such Infinity Stock Certificate.

  INFINITY STOCKHOLDERS SHOULD NOT SURRENDER THEIR INFINITY STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

EFFECT ON CERTIFICATES

  At the Effective Time, (i) all shares of Infinity Common Stock outstanding immediately prior to the Effective Time will automatically be canceled and retired and will cease to exist, and all holders of certificates representing shares of Infinity Common Stock that were outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Infinity, and (ii) the stock transfer books of Infinity will be closed with respect to all shares of Infinity Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Infinity Common Stock will be made on such stock transfer books after the Effective Time. If, after the Effective Time, an Infinity Stock Certificate is presented to the Exchange Agent (or to Infinity or SunGard), such Infinity Stock Certificate will be canceled and will be exchanged as provided above under the caption "--Conversion of Shares; Procedure for Exchange of Certificates; No Fractional Shares."

CORPORATE MATTERS

  As of the Effective Time, the Certificate of Incorporation of the Surviving Corporation will be amended and restated to conform to the form of certificate of incorporation attached to the Reorganization Agreement, and the Bylaws of the Surviving Corporation will be amended and restated to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time. The Reorganization Agreement provides that concurrently with the Effective Time, the directors and officers of Infinity will resign and the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

REPRESENTATIONS AND WARRANTIES

  The Reorganization Agreement contains certain representations and warranties, including without limitation, representations and warranties by Infinity as to: (i) due organization and subsidiaries; (ii) charter documents and bylaws; (iii) capitalization; (iv) filings with the Commission and financial statements; (v) absence of certain changes; (vi) title to assets;
(vii) real property and leaseholds; (viii) proprietary assets; (ix) contracts;
(x) liabilities; (xi) compliance with legal requirements; (xii) certain business practices; (xiii) tax matters; (xiv) employee and labor matters and benefit plans; (xv) environmental matters; (xvi) insurance; (xvii) transactions with affiliates; (xviii) legal proceedings and orders; (xix) authority and binding nature of the Reorganization Agreement; (xx) inapplicability of Delaware law with respect to business combinations with interested stockholders; (xxi) no existing discussions; (xxii) accounting matters; (xxiii) vote required; (xxiv) non-contravention and consents; (xxv) fairness opinion; (xxvi) brokers, finders, investment bankers or other fees or commissions; (xxvii) absence of dissenters' rights; and (xxviii) full disclosure.

  The Reorganization Agreement contains further representations and warranties by SunGard and Merger Sub as to: (i) organization, standing and power; (ii) capitalization; (iii) filings with the Commission and financial statements;
(iv) accuracy and completeness of disclosure; (v) absence of certain changes;
(vi) vote required; (vii) authority and binding nature of the Reorganization Agreement; (viii) non-contravention and consents; (ix) valid issuance of SunGard Common Stock; (x) accounting matters; and (xi) full disclosure.

  None of the representations and warranties of Infinity, SunGard or Merger Sub contained in the Reorganization Agreement or in any certificate delivered pursuant to the Reorganization Agreement shall survive the Merger.

COVENANTS

  Certain Covenants of Infinity. The Reorganization Agreement requires that, from the date of the execution of the Reorganization Agreement until the Effective Time (the "Pre-Closing Period"):

    (i) Infinity shall, and shall cause the Representatives of the Acquired Corporations to, provide SunGard and SunGard's representatives with reasonable access to the Acquired Corporations' Representatives, personnel, assets, books, records, tax returns and other documents and information relating to the Acquired Corporations and such copies of the existing books, records, tax returns and other documents relating to the Acquired Corporations as SunGard may reasonably request;

    (ii) (a) Infinity shall ensure that each of the Acquired Corporations conducts its business and operations (1) in the ordinary course and in accordance with past practices and (2) in compliance in all material respects with certain applicable legal requirements and the requirements of certain contracts; (b) Infinity shall use reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons or entities having business relationships with the respective Acquired Corporations; (c) Infinity shall keep in full force its insurance policies; (d) Infinity shall use reasonable efforts to provide all notices, assurances and support required by any contract to which either Acquired Corporation is a party relating to any material proprietary asset of the Acquired Corporations in order to ensure that no condition under any such contract occurs which would result in (1) any transfer or disclosure by any Acquired Corporation of any source code materials or other proprietary asset, or (2) a release from any escrow of any source code materials or other proprietary asset which have been deposited or are required to be deposited in escrow under the terms of such contract; and (e) Infinity shall (to the extent reasonably requested by SunGard) cause its officers to report regularly to SunGard concerning the status of the business of Infinity;


    (iii) Infinity shall not (without the prior written consent of SunGard), and shall not permit any of the Acquired Corporations to:

      (a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

      (b) sell, issue, grant or authorize the issuance or grant of (1) any capital stock or other security, (2) any option, call, warrant or right to acquire any capital stock or other security, or (3) any instrument convertible into or exchangeable for any capital stock or other security (except that (A) Infinity may issue Infinity Common Stock upon the valid exercise of Infinity Options outstanding as of the date of the Reorganization Agreement or pursuant to the Infinity Purchase Plan (provided that such Infinity Purchase Plan is operated consistent with past practice), and (B) Infinity may, in the ordinary course of business and consistent with past practices, grant options under the Infinity Stock Option Plans to purchase no more than a total of 50,000 shares of Infinity Common Stock to employees of Infinity);

      (c) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Infinity's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract;

      (d) amend or permit the adoption of any amendment to its Certificate of Incorporation or Bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

      (e) form any subsidiary or acquire any equity interest or other interest in any other entity;

      (f) make any capital expenditure (except that the Acquired
    Corporations may make capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Corporations during the Pre-Closing Period, do not exceed $250,000 in the aggregate);

      (g) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any material contract, or amend or prematurely terminate, or waive or exercise any material right or remedy, other than in the ordinary course of business consistent with past practice;

      (h) acquire, lease or license any right or other asset from any third party or sell or otherwise dispose of, or lease or license, any right or other asset to any third party (except in each case for assets acquired, leased, licensed or disposed of by Infinity in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

      (i) lend money to any third party, or incur or guarantee any indebtedness;

      (j) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (other than salary increases in connection with employee reviews or bonuses payable in accordance with existing bonus obligations or plans);

      (m) change any of its methods of accounting or accounting practices in any respect;

      (n) make any tax election;

      (o) commence any legal proceeding or with certain exceptions, settle any legal proceeding;

      (p) take any other material action outside the ordinary course of business inconsistent with past practices; or

      (q) agree or commit to take any of the actions described in clauses "(a)" through "(p)" of this paragraph; and

    (iv) Infinity shall promptly notify SunGard in writing of the discovery by Infinity of: (a) any event, condition, fact or circumstance that occurred or existed on or prior to the date of the Reorganization Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Infinity in the Reorganization Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of and that would cause or constitute a material inaccuracy in any representation or warranty made by Infinity in the Reorganization Agreement if (1) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (2) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of the Reorganization Agreement; (c) any material breach of any covenant or obligation of Infinity; and (d) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions precedent to obligations of SunGard, Merger Sub or Infinity pursuant to the Reorganization Agreement impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect (as defined below) on the Acquired Corporations.

  Additional Covenants of the Parties. The Reorganization Agreement also contains certain additional covenants of the parties including covenants relating to: (i) the preparation and filing of the Registration Statement;
(ii) Infinity's obligations with respect to the Infinity Special Meeting;
(iii) regulatory approvals; (iv) Infinity stock options and employee benefit plans; (v) indemnification of officers and directors; (vi) actions regarding pooling of interests accounting for the Merger; (vii) the preparation and filing of filings and notices and obtaining approvals, consents, ratifications, permissions, waivers and authorizations; (viii) press releases, public statements and other disclosures regarding the Merger, the Reorganization Agreement and the transactions contemplated thereby; (ix) affiliate agreements; (x) tax opinion back-up certificates; (xi) delivery of a letter from Ernst & Young LLP with respect to the Registration Statement;
(xii) listing of SunGard Common Stock on the NYSE; and (xiii) resignation of Infinity officers and directors.

  Infinity has agreed in the Reorganization Agreement (i) to take all action necessary in accordance with all applicable law to call, give notice of, convene and hold the Infinity Special Meeting, and (ii) not to withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to SunGard, the unanimous recommendation of the Infinity Board of Directors that the Infinity stockholders vote in favor of and adopt and approve the Reorganization Agreement and approve the Merger; provided, however, that nothing in the Reorganization Agreement will prevent the Infinity Board of Directors from withdrawing, amending or modifying its recommendation in favor of the Merger if (a) a "Superior Offer" (as defined below) is made to Infinity and is not withdrawn, (b) neither Infinity nor any of its Representatives shall have violated certain covenants, including the covenants not to solicit, initiate, encourage or induce the making of an Acquisition Proposal, and (c) the Infinity Board of Directors concludes in good faith, based upon the advice of its outside counsel, in light of the Superior Offer, that the withdrawal, amendment or modification of such recommendation is required in order for it to comply with its fiduciary obligations to Infinity's stockholders under applicable law.

The Reorganization Agreement provides that nothing contained in the Reorganization Agreement shall limit Infinity's obligation to call, give notice of, convene and hold the Infinity Special Meeting (regardless of whether the unanimous recommendation of the Infinity Board of Directors shall have been withdrawn, amended or modified).

  A "Superior Offer" is defined as an unsolicited, bona fide written offer made by a third party to purchase more than 50% of the outstanding shares of Infinity Common Stock on terms that the Infinity Board of Directors determines, in its reasonable judgment, based upon the written advice of its financial advisor, to be more favorable from a financial point of view to Infinity's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely to be obtained by such third party on a timely basis.

  Pursuant to the Reorganization Agreement, SunGard and Infinity have agreed to use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by the Reorganization Agreement; however, SunGard does not have any obligation under the Reorganization Agreement to: (i) dispose or cause any of its subsidiaries to dispose of any assets, or commit to cause any of the Acquired Corporations to dispose of any assets; (ii) discontinue or cause any of its subsidiaries to discontinue offering any product, or commit to cause any of the Acquired Corporations to discontinue offering any product; (iii) license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any third party, any technology, software or other proprietary asset, or commit to cause any of the Acquired Corporations to license or otherwise make available to any third party any technology, software or other proprietary asset; (iv) hold separate or cause any of its subsidiaries to hold separate any assets or operations, or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; or (v) make or cause any of its subsidiaries to make any commitment regarding its future operations or the future operations of any of the Acquired Corporations.

NON-SOLICITATION

  Pursuant to the Reorganization Agreement, Infinity has agreed that it will not, directly or indirectly, and will not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations, directly or indirectly to (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any third party in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any third party with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract or other agreement contemplating or otherwise relating to any Acquisition Transaction; provided, however, that: (A) such provisions shall not prohibit the Infinity Board of Directors from disclosing to Infinity's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; and (B) prior to the adoption and approval of the Reorganization Agreement by the Required Vote, such provisions shall not prohibit Infinity from (x) furnishing nonpublic information regarding the Acquired Corporations to any third party in response to an Acquisition Proposal that is submitted by such third party (and not withdrawn), or (y) entering into discussions with any third party in response to a Superior Offer that is submitted by such third party (and not withdrawn) if, in either such case, (a) neither Infinity nor any Representative of any of the Acquired Corporations has violated any of the restrictions set forth above in this sentence, (b) the Infinity Board of Directors believes in good faith, based upon the advice of outside legal counsel, that such action is required in order for the Infinity Board of Directors to comply with its fiduciary obligations to Infinity's stockholders under applicable law, (c) prior to furnishing any such nonpublic information to, or entering into discussions with, such third party, Infinity gives SunGard written notice of the identity of such third party and of Infinity's intention to furnish nonpublic information to, or enter into discussions with, such third party, and Infinity receives from such third party an executed confidentiality agreement containing limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party by or on behalf of Infinity, and (d) prior to furnishing any such nonpublic information to such third party, Infinity furnishes such nonpublic information to SunGard (to the extent such nonpublic information has not been previously furnished by Infinity to SunGard). Without limiting the generality of the foregoing, pursuant to the Reorganization Agreement, Infinity has acknowledged and agreed that any violation of any of the restrictions referenced in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of Infinity's obligations referenced in the preceding sentence; provided, however, that the limitations described in the preceding sentence shall not limit the rights of any Representative who is a stockholder of Infinity to freely vote his stock and to exercise all of his rights as a stockholder of Infinity, subject to any contractual restrictions that may apply. In addition, the Reorganization Agreement requires Infinity to promptly advise SunGard orally and in writing of any Acquisition Proposal (including the identity of the person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any person during the period between the date of the Reorganization Agreement and until the Effective Time, to keep SunGard fully informed with respect to the status of any such Acquisition Proposal and any modification or proposed modification thereto and to immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal.

INDEMNIFICATION AND INSURANCE

  Pursuant to the Reorganization Agreement, all rights to indemnification existing in favor of the persons serving as directors or officers of Infinity as of the date of the Reorganization Agreement for acts and omissions occurring prior to the Effective Time, as provided in Infinity's Bylaws (as in effect as of the date of the Reorganization Agreement) and as provided in the indemnification agreements between Infinity and said directors and officers (as in effect as of the date of the Reorganization Agreement), shall survive the Merger, and SunGard shall cause the Surviving Corporation to perform all of its obligations arising thereunder for a period of not less than six years from the Effective Time. The Reorganization Agreement also provides that from the Effective Time until the third anniversary of the date on which the Effective Time occurs, SunGard will cause the Surviving Corporation to maintain in effect, for the benefit of the persons serving as directors and officers of Infinity as of the date of the Reorganization Agreement with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by Infinity as of the date of the Reorganization Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay an annual premium for the Existing Policy (or for any substitute policies) in excess of $225,000. The Reorganization Agreement further provides that in the event any future annual premium for the Existing Policy (or any substitute policies) exceeds $225,000, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $225,000.

CONDITIONS TO THE MERGER

  SunGard and Merger Sub. The obligations of SunGard and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement are subject to the satisfaction, at or prior to the consummation of the transactions contemplated by the Reorganization Agreement (the "Closing"), of each of the following conditions:

    (i) the representations and warranties of Infinity contained in the Reorganization Agreement concerning the absence of dissenters' rights and the representations and warranties of Infinity contained in the Reorganization Agreement concerning the fully diluted capitalization of Infinity shall have been accurate in all respects as of the date of the Reorganization Agreement (it being understood that (a) certain representations and warranties of Infinity relating to the fully-diluted capitalization of Infinity shall be deemed to have been accurate as long as the actual fully diluted capital of Infinity does not exceed the fully diluted capitalization of Infinity as represented in the Reorganization Agreement by more than 15,000 shares of Infinity Common Stock, and (b) for purposes of determining the accuracy of the foregoing representations and warranties, (1) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (2) any update of or modification to the disclosure schedule provided by Infinity made or purported to have been made after the date of the Reorganization Agreement shall be disregarded).

    (ii) the representations and warranties of Infinity contained in the Reorganization Agreement other than those set forth above, shall have been accurate in all respects as of the date of the Reorganization Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties: (a) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect (as defined below) on the Acquired Corporations shall be disregarded, (b) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (c) any update of or modification to the disclosure schedule provided by Infinity made or purported to have been made after the date of the Reorganization Agreement shall be disregarded);

    (iii) the representations and warranties of Infinity contained in the Reorganization Agreement, except for any representation or warranty that refers specifically to the date of the Reorganization Agreement or to any date or period prior to the date of the Reorganization Agreement, shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date: (a) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on the Acquired Corporations shall be disregarded, (b) any inaccuracy that results from general business, economic or industry conditions that do not affect Infinity in a disproportionate manner shall be disregarded, (c) any inaccuracy that results from taking of any action required by the Reorganization Agreement or the announcement or pendency of the transactions contemplated by the Reorganization Agreement shall be disregarded, (d) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (e) any update of or modification to the disclosure schedule provided by Infinity made or purported to have been made after the date of the Reorganization Agreement shall be disregarded);

    (iv) each covenant or obligation that Infinity is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

    (v) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the Commission with respect to the Registration Statement;

    (vi) the Reorganization Agreement shall have been duly adopted and approved and the Merger shall have been duly approved by the Required Vote;

    (vii) all material consents required to be obtained in connection with the Merger and the other transactions contemplated by the Reorganization Agreement shall have been obtained and shall be in full force and effect (except where the failure to obtain such consents has not had, and would not reasonably be expected to have, a Material Adverse Effect on SunGard or on Infinity);

    (viii) SunGard and Infinity shall have received the following agreements and documents (each of which shall be in full force and effect): (a) Affiliate Agreements in the form attached to the Reorganization Agreement, executed by each person who is reasonably determined to be an "affiliate" of Infinity (as that term is used in Rule 145 promulgated under the Securities Act), (b) Continuity of Interest Certificates in the form attached to the Reorganization Agreement, executed by Roger A. Lang, Jr., Till M. Guldimann and Sequoia Capital Growth Fund (c) the Noncompetition Agreements executed by Till M. Guldimann, Roger A. Lang, Jr. and Michael A. Laven, (d) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to SunGard, reasonably satisfactory in form and substance to SunGard, updating the letter referred to in clause "(xi)" under "-- Covenants--Additional Covenants of the Parties", (e) a letter from Ernst & Young LLP, dated as of the Closing Date and addressed to Infinity, reasonably satisfactory in form and substance to SunGard and Coopers & Lybrand LLP, regarding Ernst & Young LLP concurrence with Infinity management's conclusion that no conditions exist related to Infinity that would preclude SunGard from accounting for the Merger as a pooling of interests in accordance with generally accepted accounting principles and Accounting Principles Board Opinion No. 16, (f) a letter from Coopers & Lybrand LLP, dated as of the Closing Date and addressed to SunGard, reasonably satisfactory in form and substance to SunGard, to the effect that Coopers & Lybrand LLP concurs with SunGard management's conclusion that SunGard may account for the Merger as a pooling of interests in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the Commission, (g) subject to the receipt and reliance upon by Cooley Godward LLP of certain Continuity of Interest Certificates and tax representation letters, a legal opinion of Cooley Godward LLP, dated as of the Closing Date and addressed to SunGard, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, (h) a certificate executed on behalf of Infinity by its Chief Executive Officer confirming that the conditions set forth in clauses "(i)", "(ii)", "(iii)", "(iv)", "(vi)", "(vii)", and "(ix)" of this paragraph have been duly satisfied; and (i) the written resignations of all officers and directors of Infinity, effective as of the Effective Time;

    (ix) there shall have been no change in the business, capitalization, operations or financial condition of any of the Acquired Corporations since the date of the Reorganization Agreement which has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

    (x) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (xi) the shares of SunGard Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE;

    (xii) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal;

    (xiii) there shall not be pending or threatened any legal proceeding in which a governmental body is or is threatened to become a party: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from SunGard or any of its subsidiaries any damages that may be material to SunGard; (c) seeking to prohibit or limit in any material respect SunGard's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of SunGard, the Surviving Corporation or any subsidiary of SunGard to own the assets or operate the business of Infinity; and

    (xiv) there shall not be pending any legal proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on the Acquired Corporations or on SunGard: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement; (b) relating to the Merger and seeking to obtain from SunGard or any of its subsidiaries any damages that may be material to SunGard; (c) seeking to prohibit or limit in any material respect SunGard's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of SunGard, the Surviving Corporation or any subsidiary of SunGard to own the assets or operate the business of Infinity; provided, however, that to the extent that any damages payable in connection with any such legal proceeding will be fully reimbursed by insurance coverage pursuant to insurance policies held by Infinity or SunGard, such damages shall be disregarded in determining the Material Adverse Effect of such legal proceeding on the policy holder.

  For purposes of the Reorganization Agreement, an event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to certain representations and warranties of Infinity referenced in the Reorganization Agreement but for the presence of Material Adverse Effect or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on (a) the business, capitalization, operations or financial condition of the Acquired Corporations taken as a whole; (b) the ability of Infinity to consummate the Merger or any of the other transactions contemplated by the Reorganization Agreement or to perform any of its obligations under the Reorganization Agreement, or (c) SunGard's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions that do not affect Infinity in a disproportionate manner shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Acquired Corporations; and (B) any material adverse effect that results from the taking of any action required by the Reorganization Agreement or from the announcement or pendency of the transactions contemplated by the Reorganization Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Acquired Corporations.

  All the conditions to SunGard's and Merger Sub's obligation to effect the Merger must either be satisfied or be waived prior to the consummation of the Merger.

  Infinity. The obligation of Infinity to effect the Merger and otherwise consummate the transactions contemplated by the Reorganization Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

    (i) the representations and warranties of SunGard and Merger Sub contained in the Reorganization Agreement shall have been accurate in all respects as of the date of the Reorganization Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on SunGard shall be disregarded; and (ii) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

    (ii) the representations and warranties of SunGard and Merger Sub contained in the Reorganization Agreement (except for any representation or warranty that refers specifically to the date of the Reorganization Agreement or to any specific date or period prior to the date of the Reorganization Agreement) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date: (a) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on SunGard shall be disregarded; (b) any inaccuracy that results from general business, economic or industry conditions that do not affect SunGard in a disproportionate manner shall be disregarded; (c) any inaccuracy that results from the taking of any action required by the Reorganization Agreement or the announcement or pendency of the transactions contemplated by the Reorganization Agreement shall be disregarded; and (d) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded);

    (iii) all of the covenants and obligations that SunGard and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

    (iv) the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the Commission with respect to the Registration Statement;

    (v) the Reorganization Agreement shall have been duly adopted and the Merger shall have been duly approved by the Required Vote;

    (vi) Infinity shall have received the following documents: (a) subject to the receipt and reliance upon by Morrison & Foerster LLP of certain Continuity of Interest Certificates and certain tax representation letters, a legal opinion of Morrison & Foerster LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, and (b) a certificate executed on behalf of SunGard by an executive officer of SunGard confirming that the conditions set forth in under clause "(i)", "(ii)", "(iii)" and "(vii)" of this paragraph have been duly satisfied;

    (vii) there shall have been no change in SunGard's business, operations or financial condition since the date of the Reorganization Agreement which has had or would reasonably be expected to have a Material Adverse Effect on SunGard (it being understood that a decline in SunGard's stock price shall not, in and of itself, constitute a change that has had or would reasonably be expected to have a Material Adverse Effect on SunGard for purposes of this clause "(vii)");

    (viii) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

    (ix) the shares of SunGard Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE; and

    (x) no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by Infinity shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by Infinity illegal.

  For purposes of the Reorganization Agreement, an event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a Material Adverse Effect on SunGard if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of SunGard and Merger Sub in the Reorganization Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, operations or financial condition of SunGard and its subsidiaries taken as a whole; provided, however, that: (a) any material adverse effect that results from general economic, business or industry conditions that do not affect SunGard in a disproportionate manner shall be disregarded in determining whether there has been a "Material Adverse Effect" on SunGard; (b) any material adverse effect that results from the taking of any action required by the Reorganization Agreement or from the announcement or pendency of the transactions contemplated by the Reorganization Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on SunGard; and (c) a decline in SunGard's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on SunGard and shall be disregarded in determining whether there has been a "Material Adverse Effect" on SunGard.

  All the conditions to Infinity's obligation to effect the Merger must either be satisfied or be waived prior to the consummation of the Merger.

TERMINATION

  The Reorganization Agreement may be terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of
Infinity:

    (i) by mutual written consent of SunGard and Infinity;

    (ii) by either SunGard or Infinity if the Merger shall not have been consummated by March 31, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate the Reorganization Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

    (iii) by either SunGard or Infinity if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

    (iv) by SunGard, following a breach of any covenant or agreement of Infinity contained in the Reorganization Agreement, or if any representation or warranty of Infinity contained in the Reorganization Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in clauses "(i)," "(ii)," "(iii)," and "(iv)" under "-Conditions to the Merger--SunGard and Merger Sub" would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (a) if such breach or inaccuracy is curable by Infinity, then SunGard may not terminate the Reorganization Agreement under the circumstances described in this clause "(iv)" with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by SunGard of written notice to Infinity of such breach or inaccuracy, provided Infinity continues to exercise reasonable efforts to cure such breach or inaccuracy; and (b) the right to terminate the Reorganization Agreement under the circumstances described in this clause "(iv)" shall not be available to SunGard if SunGard shall have committed a material uncured breach of the Reorganization Agreement;

    (v) by Infinity, following a breach of any covenant or agreement of SunGard contained in the Reorganization Agreement, or if any representation or warranty of SunGard contained in the Reorganization Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in clauses "(i)," "(ii)" and "(iii)" under "- Conditions to the Merger -Infinity" would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (a) if such breach or inaccuracy is curable by SunGard, then Infinity may not terminate the Reorganization Agreement under the circumstances described in this clause "(v)" with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by Infinity of written notice to SunGard of such breach or inaccuracy, provided SunGard continues to exercise reasonable efforts to cure such breach or inaccuracy; and (b) the right to terminate the Reorganization Agreement under the circumstances described in this clause "(v)" shall not be available to Infinity if Infinity shall have committed a material uncured breach of the Reorganization Agreement;

    (vi) by SunGard, if: (a) the Infinity Board of Directors shall for any reason have withdrawn or shall have amended or modified in a manner adverse to SunGard its unanimous recommendation in favor of the adoption and approval of the Reorganization Agreement or the approval of the Merger; (b) Infinity shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal; or (c) a tender or exchange offer relating to securities of Infinity shall have been commenced and Infinity shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Infinity recommends rejection of such tender or exchange offer; or

    (vii) by either SunGard or Infinity if (a) the Infinity Special Meeting shall have been held and (b) the Reorganization Agreement and the Merger shall not have been adopted and approved at such meeting by the Required Vote.

EXPENSES AND TERMINATION FEE

  Pursuant to the Reorganization Agreement, all fees and expenses incurred in connection with the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that SunGard and Infinity shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the filing, printing and mailing of the Registration Statement and the Proxy Statement/Prospectus and any amendments or supplements thereto and the filing of the premerger notification and report forms relating to the Merger under the HSR Act.

  The Reorganization Agreement provides that if it is terminated by SunGard pursuant to the termination provisions described in clause (vi) under "Termination," then Infinity shall pay to SunGard, in cash, within one business day after the termination of the Reorganization Agreement, a nonrefundable fee in the amount of $9,500,000. The Reorganization Agreement further provides that if (a) it is terminated by SunGard or Infinity because the Infinity Special Meeting shall have been held and the Reorganization Agreement and the Merger shall not have been approved at such meeting by the Required Vote, (b) at or prior to the time of the termination of the Reorganization Agreement, an Acquisition Proposal shall have been submitted, announced or made, and (c) an Acquisition Transaction is consummated on or prior to the date that is 270 days following the date of such termination, then, contemporaneously with the consummation of such Acquisition Transaction (and regardless of whether such Acquisition Transaction involves the person or persons that submitted, announced or made the Acquisition Proposal referred to in clause "(b)" of this sentence), Infinity shall pay to SunGard, in cash, a nonrefundable fee in the amount of $9,500,000.

AMENDMENT; WAIVER

  The Reorganization Agreement provides that: (a) the Reorganization Agreement may be amended with the approval of the respective Boards of Directors of Infinity and SunGard at any time before or after adoption and approval of the Reorganization Agreement by the stockholders of Infinity; provided, however, that after any such adoption and approval of the Reorganization Agreement and the Merger by Infinity's stockholders, no amendment shall be made which by law requires further approval of the stockholders of Infinity without the further approval of such stockholders; (b) the Reorganization Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto; (c) no failure on the part of any party to the Reorganization Agreement to exercise any power, right, privilege or remedy under the Reorganization Agreement, and no delay on the part of any party to the Reorganization Agreement in exercising any power, right, privilege or remedy under the Reorganization Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy; and (c) no waiver under the Reorganization Agreement will be effective unless it is expressly set forth in a written instrument duly executed and delivered on behalf of the party against whom the enforcement of such waiver is being sought.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  SunGard expects that the Merger will be accounted for as a pooling of interests, which means that for accounting and financial reporting purposes SunGard will treat SunGard and Infinity as if they had always been combined. The pro forma information is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that SunGard and Infinity would have had if the companies actually had always been combined, or the results which may be obtained in the future.

  The Unaudited Pro Forma Combined Condensed Financial Data should be read along with the historical financial statements and the related notes of SunGard and Infinity, all of which are incorporated by reference in this Proxy Statement/Prospectus.

                           SUNGARD DATA SYSTEMS INC.
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                HISTORICAL   HISTORICAL  PRO FORMA    PRO FORMA
                                 SUNGARD      INFINITY  ADJUSTMENTS   COMBINED
                                ----------   ---------- -----------   ---------
Revenues......................   $395,072     $29,053        --       $424,125
Operating expenses, excluding
 purchased in-process research
 and development and merger
 costs........................    330,297      23,914        --        354,211
Purchased in-process research
 and development and merger
 costs........................      9,618         861        --         10,479
                                 --------     -------     ------      --------
Operating income..............     55,157       4,278        --         59,435
Net interest income
 (expense)....................       (344)        705        --            361
                                 --------     -------     ------      --------
Income before income taxes....     54,813       4,983        --         59,796(3)
Income taxes..................     22,604       1,794        --         24,398
                                 --------     -------     ------      --------
Net income....................   $ 32,209     $ 3,189        --       $ 35,398(3)
                                 ========     =======     ======      ========
Fully diluted net income per
 common share.................   $   0.36     $  0.15        --       $   0.35
                                 ========     =======     ======      ========
Shares used to compute fully
 diluted net income per common
 share........................     88,288(1)   21,016     (6,725)(2)   102,579
                                 ========     =======     ======      ========


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                HISTORICAL   HISTORICAL  PRO FORMA    PRO FORMA
                                 SUNGARD      INFINITY  ADJUSTMENTS   COMBINED
                                ----------   ---------- -----------   ---------
Revenues......................   $670,309     $41,548        --       $711,857
Operating expenses, excluding
 purchased in-process research
 and development and other
 costs........................    559,440      33,049        --        592,489
Purchased in-process research
 and development and merger
 costs........................     51,083         --         --         51,083
                                 --------     -------     ------      --------
Operating income..............     59,786       8,499        --         68,285
Net interest income...........      3,783         218        --          4,001
                                 --------     -------     ------      --------
Income before income taxes....     63,569       8,717        --         72,286(3)
Income taxes..................     28,668       3,312        --         31,980
                                 --------     -------     ------      --------
Net income....................   $ 34,901     $ 5,405        --       $ 40,306(3)
                                 ========     =======     ======      ========
Fully diluted net income per
 common share.................   $   0.41     $  0.28        --       $   0.41
                                 ========     =======     ======      ========
Shares used to compute fully
 diluted net income per common
 share........................     86,122(1)   19,243     (6,158)(2)    99,207
                                 ========     =======     ======      ========


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              HISTORICAL   HISTORICAL  PRO FORMA    PRO FORMA
                               SUNGARD      INFINITY  ADJUSTMENTS   COMBINED
                              ----------   ---------- -----------   ---------
Revenues....................   $532,628     $24,738        --       $557,366
Operating expenses,
 excluding merger costs.....    448,314      19,062        --        467,376
Merger costs................      4,238         --         --          4,238
                               --------     -------     ------      --------
Operating income............     80,076       5,676        --         85,752
Net interest income.........      5,036          31        --          5,067
                               --------     -------     ------      --------
Income before income taxes..     85,112       5,707        --         90,819(3)
Income taxes................     36,440       2,258        --         38,698
                               --------     -------     ------      --------
Net income..................     48,672       3,449        --         52,121(3)
Preferred stock redemption..        --       (1,276)       --         (1,276)
                               --------     -------     ------      --------
Net income attributable to
 common stockholders........   $ 48,672     $ 2,173        --       $ 50,845(3)
                               ========     =======     ======      ========
Fully diluted net income per
 common share...............   $   0.61     $  0.12        --       $   0.55
                               ========     =======     ======      ========
Shares used to compute fully
 diluted net income per
 share......................     79,336(1)   18,382     (5,882)(2)    91,836
                               ========     =======     ======      ========


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              HISTORICAL   HISTORICAL  PRO FORMA    PRO FORMA
                               SUNGARD      INFINITY  ADJUSTMENTS   COMBINED
                              ----------   ---------- -----------   ---------
Revenues....................   $437,190     $12,595        --       $449,785
Operating expenses..........    366,864      10,471        --        377,335
                               --------     -------     ------      --------
Operating income............     70,326       2,124        --         72,450
Net interest income.........      2,202          15        --          2,217
                               --------     -------     ------      --------
Income before income taxes..     72,528       2,139        --         74,667(3)
Income taxes................     29,441         498        --         29,939
                               --------     -------     ------      --------
Net income..................   $ 43,087     $ 1,641        --       $ 44,728(3)
                               ========     =======     ======      ========
Fully diluted net income per
 common share...............   $   0.56     $  0.09        --       $   0.50
                               ========     =======     ======      ========
Shares used to compute fully
 diluted net income per
 common share...............     77,004(1)   17,866     (5,717)(2)    89,153
                               ========     =======     ======      ========


   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 30, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                HISTORICAL HISTORICAL  PRO FORMA    PRO FORMA
                                 SUNGARD    INFINITY  ADJUSTMENTS   COMBINED
                                ---------- ---------- -----------   ---------
ASSETS:
Cash and equivalents..........   $ 31,184   $44,740         --      $ 75,924
Accounts receivable, net......    173,449    13,464                  186,913
Prepaid expenses and other
 current assets...............     20,140       717         --        20,857
Deferred income taxes.........     15,680       887         --        16,567
                                 --------   -------     -------     --------
  Total current assets........    240,453    59,808         --       300,261
Property and equipment, net...    116,545     3,474         --       120,019
Intangible assets.............    358,651       787         --       359,438
                                 --------   -------     -------     --------
  Total assets................   $715,649   $64,069         --      $779,718
                                 ========   =======     =======     ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Short-term and current portion
 of long-term debt............   $ 43,228   $   357         --      $ 43,585
Accounts payable..............      8,860     2,893         --        11,753
Accrued compensation and
 benefits.....................     35,404     3,787         --        39,191
Other accrued expenses........     30,316     2,817         --        33,133
Deferred revenues.............     92,130     8,926         --       101,056
                                 --------   -------     -------     --------
  Total current liabilities...    209,938    18,780         --       228,718
Long-term debt................      4,950       497         --         5,447
Stockholders' Equity:
  Preferred stock.............        --        --          --           --
  Common stock................        432    33,114     (32,984)(2)      562
  Capital in excess of par
   value......................    179,014       --       32,984 (2)  211,998
  Notes receivable from
   stockholders...............       (234)     (594)        --          (828)
  Restricted stock plans and
   deferred compensation......     (1,381)     (430)        --        (1,811)
  Retained earnings...........    327,357    12,762         --       340,119 (3)
  Foreign currency translation
   adjustment.................     (4,425)      (60)        --        (4,485)
                                 --------   -------     -------     --------
                                  500,763    44,792         --       545,555
Treasury stock................         (2)      --          --            (2)
                                 --------   -------     -------     --------
  Total stockholders' equity..    500,761    44,792         --       545,553
                                 --------   -------     -------     --------
  Total liabilities and stock-
   holders' equity............   $715,649   $64,069         --      $779,718
                                 ========   =======     =======     ========

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                               DECEMBER 31, 1996
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                HISTORICAL HISTORICAL  PRO FORMA    PRO FORMA
                                 SUNGARD    INFINITY  ADJUSTMENTS   COMBINED
                                ---------- ---------- -----------   ---------
ASSETS
Cash and equivalents..........   $ 46,072   $36,952         --      $ 83,024
Accounts receivable, net......    158,246    18,802         --       177,048
Prepaid expenses and other
 current assets...............     18,507       337         --        18,844
Deferred income taxes.........     13,632       887         --        14,519
                                 --------   -------     -------     --------
  Total current assets........    236,457    56,978         --       293,435
Property and equipment, net...    109,523     2,896         --       112,419
Intangible assets.............    333,338       430         --       333,768
                                 --------   -------     -------     --------
  Total assets................   $679,318   $60,304         --      $739,622
                                 ========   =======     =======     ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Short-term and current portion
 of long-term debt............   $ 34,932   $   368         --      $ 35,300
Accounts payable..............     13,531     1,739         --        15,270
Accrued compensation and
 benefits.....................     41,581     3,959         --        45,540
Other accrued expenses........     29,877     2,861         --        32,738
Deferred revenues.............     90,345    10,399         --       100,744
                                 --------   -------     -------     --------
  Total current liabilities...    210,266    19,326         --       229,592
Long-term debt................      4,414       553         --         4,967
Stockholders' Equity:
  Preferred stock.............        --        --          --           --
  Common stock................        423    32,207     (32,077)(2)      553
  Capital in excess of par
   value......................    175,937       --       32,077 (2)  208,014
  Notes receivable from
   stockholders...............       (559)     (826)        --        (1,385)
  Restricted stock plans and
   deferred compensation......     (1,535)     (508)        --        (2,043)
  Retained earnings...........    292,113     9,573         --       301,686 (3)
  Foreign currency translation
   adjustment.................       (266)      (21)        --          (287)
                                 --------   -------     -------     --------
                                  466,113    40,425         --       506,538
Treasury stock................     (1,475)      --          --        (1,475)
                                 --------   -------     -------     --------
  Total stockholders' equity..    464,638    40,425         --       505,063
                                 --------   -------     -------     --------
  Total liabilities and
   stockholders' equity.......   $679,318   $60,304         --      $739,622
                                 ========   =======     =======     ========

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                           SUNGARD DATA SYSTEMS INC.
     NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1--STOCK SPLIT

  The number of fully diluted shares used to calculate net income per common share has been adjusted retroactively to reflect two-for-one stock splits which occurred in July 1995 and September 1997.

NOTE 2--EXCHANGE RATIO

  Under the Reorganization Agreement, subject to the provisions contained therein relating to the payment of cash in lieu of fractional shares, each outstanding share of Infinity Common Stock will be converted into the right to receive 0.68 of a share of SunGard Common Stock (subject to adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction involving the SunGard Common Stock or the Infinity Common Stock between the date of the Reorganization Agreement and the effective time of the Merger). Also, all options to purchase shares of Infinity Common Stock will be converted into options to purchase shares of SunGard Common Stock (subject to appropriate adjustments to the exercise price and number of shares subject thereto based upon the foregoing exchange ratio). This exchange ratio was used in computing shares and per share amounts in the accompanying unaudited pro forma combined condensed financial statements.

NOTE 3--MERGER COSTS

  All pro forma information excludes merger costs, estimated to be approximately $4.0 million. These costs are principally comprised of investment advisory, legal, accounting and printing costs and will be charged to expense in the period the Merger is consummated.

                          COMPARISON OF CAPITAL STOCK

DESCRIPTION OF SUNGARD CAPITAL STOCK

  The authorized capital stock of SunGard consists of 120,000,000 shares of SunGard Common Stock, and 5,000,000 shares of Preferred Stock, $0.01 par value ("SunGard Preferred Stock").

  SunGard Common Stock. As of the Record Date, there were approximately shares of SunGard Common Stock outstanding held of record by approximately stockholders. SunGard Common Stock is listed on the NYSE under the symbol "SDS." Holders of SunGard Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The stockholders may not cumulate votes in connection with the election of directors. The holders of SunGard Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the SunGard Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of SunGard, the holders of SunGard Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The SunGard Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the SunGard Common Stock. All outstanding shares of SunGard Common Stock are fully paid and non-assessable, and the shares of SunGard Common Stock to be outstanding upon completion of the Merger will be fully paid and non-assessable.

  SunGard Preferred Stock. SunGard has 5,000,000 shares of SunGard Preferred Stock authorized and no shares are outstanding. The SunGard Board of Directors has the authority to issue up to 5,000,000 shares of SunGard Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of SunGard Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the SunGard Board of Directors, without stockholder approval, can issue SunGard Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of SunGard Common Stock. The issuance of SunGard Preferred Stock may have the effect of delaying, deferring or preventing a change in control of SunGard.

  SunGard Transfer Agent and Registrar. The Transfer Agent and Registrar for the SunGard Common Stock is Norwest Bank Minnesota, N.A., Shareholder Services Administration, 161 N. Concorde Exchange, P.O. Box 738, South St. Paul, MN 55075 and its telephone number is (612) 450-4064.

DESCRIPTION OF INFINITY CAPITAL STOCK

  The authorized capital stock of Infinity consists of 50,000,000 shares of Infinity Common Stock, and 5,000,000 shares of Preferred Stock, $0.001 par value ("Infinity Preferred Stock").

  Infinity Common Stock. As of the Record Date, there were approximately shares of Infinity Common Stock outstanding held of record by approximately stockholders. The holders of Infinity Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Infinity Common Stock are entitled to receive ratably such dividends if any, as may be declared from time to time by the Infinity Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Infinity, the holders of Infinity Common Stock are entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights of Infinity Preferred Stock, if any, then outstanding. The Infinity Common Stock has no preemptive or conversion rights or other subscription rights. All outstanding shares of Infinity Common Stock are fully paid and nonassessable.

  Infinity Preferred Stock. Infinity has 5,000,000 shares of Infinity Preferred Stock authorized, of which no shares are outstanding. The Infinity Board of Directors has the authority to issue up to 5,000,000 shares of Infinity Preferred Stock, in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued and undesignated shares of Infinity Preferred Stock and to fix the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders. Although it presently has no intention to do so, the Infinity Board of Directors, without stockholder approval, can issue Infinity Preferred Stock with voting and conversion rights which could adversely affect the voting power or other rights of the holders of Infinity Common Stock. The issuance of Infinity Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Infinity.

  Infinity Transfer Agent and Registrar. The Transfer Agent and Registrar for the Infinity Common Stock is Boston EquiServe and its telephone number is
(617) 575-3120.

                  COMPARISON OF RIGHTS OF HOLDERS OF SUNGARD
               COMMON STOCK AND HOLDERS OF INFINITY COMMON STOCK

  Upon consummation of the Merger, the holders of Infinity Common Stock will become holders of SunGard Common Stock. There are certain material differences between the rights and privileges of the holders of Infinity Common Stock and the holders of SunGard Common Stock.

  Percentage of Voting Stock; Influence Over Affairs. Upon completion of the Merger, the percentage ownership of SunGard by each former Infinity stockholder will be substantially less than such stockholder's current percentage ownership of Infinity. Accordingly, former Infinity stockholders will have a significantly smaller voting influence over the affairs of SunGard than they currently enjoy over the affairs of Infinity.

  Cumulative Voting. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to the number of votes equal to the number of directors to be elected. A stockholder may cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. Under Delaware law, cumulative voting in the election of directors is not available unless specifically provided for in the certificate of incorporation. The Certificate of Incorporation, as amended, of Infinity provides for cumulative voting, whereas the Restated Certificate of Incorporation of SunGard does not provide for cumulative voting and cumulative voting is therefore not available to the SunGard Stockholders.

  Power to Call Special Stockholders' Meetings. According to the Bylaws, as amended, of Infinity, a special meeting of the Infinity stockholders may be called only by the Chairman of the Board, the President or the Board of Directors of Infinity. The Amended and Restated Bylaws of SunGard also provide that special meetings of the SunGard stockholders may be called by the Chairman of the Board, the President or the SunGard Board of Directors, but further provide that such meetings shall be called by the Chairman of the Board, the President or the SunGard Board of Directors if so requested in writing by the SunGard stockholders holding of record at least 50% of the outstanding shares of stock entitled to vote at such a meeting.

  Stock Exchange Rules. The Infinity Common Stock is currently listed on the Nasdaq National Market and will cease to trade on the Nasdaq National Market upon consummation of the Merger. The SunGard Common Stock is traded on the NYSE. There are material differences between the corporate governance rules of the Nasdaq National Market and the NYSE.

                                    EXPERTS

  The consolidated balance sheets of SunGard and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, incorporated in this Proxy Statement/Prospectus and in the Registration Statement by reference to the Annual Report on Form 10-K of SunGard for the year ended December 31, 1996, have been so incorporated in reliance upon the report of Coopers & Lybrand LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated financial statements and schedule of Infinity and subsidiaries appearing in Infinity's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report, given the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for SunGard by SunGard's General Counsel. Certain legal matters in connection with the Merger will be passed upon for Infinity by Morrison & Foerster LLP, Palo Alto, California.

                    REPRESENTATIVES OF INDEPENDENT AUDITORS

  Representatives of Ernst & Young LLP expect to be present at the Infinity Special Meeting. While such representatives have stated that they do not plan to make a statement at such meeting, they will be available to respond to appropriate questions from stockholders in attendance.

                                                                      APPENDIX A

================================================================================

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

                                     among:

                           SUNGARD DATA SYSTEMS INC.,
                            a Delaware corporation;


                             INFORMATION DATA INC.,
                          a Delaware corporation; and


                      INFINITY FINANCIAL TECHNOLOGY, INC.,
                             a Delaware corporation

                          ___________________________

                          Dated as of October 17, 1997
                          ___________________________

================================================================================

                               TABLE OF CONTENTS

                                                                                   PAGE
SECTION 1.       DESCRIPTION OF TRANSACTION.......................................   2
      1.1        Merger of Merger Sub into the Company............................   2
      1.2        Effect of the Merger.............................................   2
      1.3        Closing; Effective Time..........................................   2
      1.4        Certificate of Incorporation and Bylaws; Directors and Officers..   2
      1.5        Conversion of Shares.............................................   3
      1.6        Closing of the Company's Transfer Books..........................   4
      1.7        Exchange of Certificates.........................................   4
      1.8        Tax Consequences.................................................   5
      1.9        Accounting Consequences..........................................   5
      1.10       Further Action...................................................   6

SECTION 2.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................   6
      2.1        Due Organization; Subsidiaries; Etc..............................   6
      2.2        Certificate of Incorporation and Bylaws..........................   6
      2.3        Capitalization, Etc..............................................   7
      2.4        SEC Filings; Financial Statements................................   8
      2.5        Absence of Changes...............................................   9
      2.6        Title to Assets..................................................   9
      2.7        Real Property; Leaseholds........................................  10
      2.8        Proprietary Assets...............................................  12
      2.9        Contracts........................................................  14
      2.10       Liabilities......................................................  15
      2.11       Compliance with Legal Requirements...............................  15
      2.12       Certain Business Practices.......................................  15
      2.13       Tax Matters......................................................  16
      2.14       Employee and Labor Matters; Benefit Plans........................  17
      2.15       Environmental Matters............................................  17
      2.16       Insurance........................................................  18
      2.17       Transactions with Affiliates.....................................  18
      2.18       Legal Proceedings; Orders........................................  18
      2.19       Authority; Binding Nature of Agreement...........................  18
      2.20       Section 203 of the DGCL Not Applicable...........................  18
      2.21       No Existing Discussions..........................................  19
      2.22       Accounting Matters...............................................  19
      2.23       Vote Required....................................................  19
      2.24       Non-Contravention; Consents......................................  19
      2.25       Fairness Opinion.................................................  20
      2.26       Financial Advisor................................................  21
      2.27       Absence of Dissenters' Rights....................................  21
      2.28       Full Disclosure..................................................  21

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                   PAGE
SECTION 3.       REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB..........  21
      3.1        Organization, Standing and Power.................................  22
      3.2        Capitalization...................................................  22
      3.3        SEC Filings; Financial Statements................................  22
      3.4        Disclosure.......................................................  23
      3.5        Absence of Certain Changes or Events.............................  23
      3.6        Authority; Binding Nature of Agreement...........................  23
      3.7        No Vote Required.................................................  24
      3.8        Non-Contravention; Consents......................................  24
      3.9        Valid Issuance...................................................  24
      3.10       Accounting Matters...............................................  24
      3.11       Full Disclosure..................................................  24

SECTION 4.       CERTAIN COVENANTS OF THE COMPANY.................................  25
      4.1        Access and Investigation.........................................  25
      4.2        Operation of the Company's Business..............................  25
      4.3        No Solicitation..................................................  27

SECTION 5.       ADDITIONAL COVENANTS OF THE PARTIES..............................  29
      5.1        Registration Statement; Prospectus/Proxy Statement...............  29
      5.2        Company Stockholders' Meeting....................................  30
      5.3        Regulatory Approvals.............................................  31
      5.4        Stock Options and Company Stock Option and Purchase Plans........  31
      5.5        Indemnification of Officers and Directors........................  32
      5.6        Pooling of Interests.............................................  33
      5.7        Additional Agreements............................................  33
      5.8        Disclosure.......................................................  33
      5.9        Affiliate Agreements.............................................  34
      5.10       Tax Matters......................................................  34
      5.11       Letter of the Company's Accountants..............................  34
      5.13       Resignation of Officers and Directors............................  34

SECTION 6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF
                 PARENT AND MERGER SUB TO CONSUMMATE TRANSACTIONS.................  34
      6.1        Accuracy of Representations......................................  34
      6.2        Performance of Covenants.........................................  35
      6.3        Effectiveness of Registration Statement..........................  36
      6.4        Stockholder Approval.............................................  36
      6.5        Consents.........................................................  36
      6.6        Agreements and Documents.........................................  36
      6.7        Absence of Material Adverse Effect...............................  37

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                   PAGE
      6.8        HSR Act..........................................................  37
      6.9        Listing..........................................................  37
      6.10       No Restraints....................................................  37
      6.11       No Governmental Litigation.......................................  37
      6.12       No Other Litigation..............................................  37

SECTION 7.       CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY TO
                 CONSUMMATE TRANSACTIONS..........................................  38
      7.1        Accuracy of Representations......................................  38
      7.2        Performance of Covenants.........................................  38
      7.3        Effectiveness of Registration Statement..........................  39
      7.4        Stockholder Approval.............................................  39
      7.5        Documents........................................................  39
      7.6        Absence of Material Adverse Effect...............................  39
      7.7        HSR Act..........................................................  39
      7.8        Listing..........................................................  39
      7.9        No Restraints....................................................  39

SECTION 8.       TERMINATION......................................................  39
      8.1        Termination......................................................  39
      8.2        Effect of Termination............................................  41
      8.3        Expenses; Termination Fee........................................  41

SECTION 9.       MISCELLANEOUS PROVISIONS.........................................  42
      9.1        Amendment........................................................  42
      9.2        Waiver...........................................................  42
      9.3        No Survival of Representations and Warranties....................  42
      9.4        Entire Agreement; Counterparts...................................  42
      9.5        Applicable Law...................................................  42
      9.6        Disclosure Schedule..............................................  43
      9.7        Attorneys' Fees..................................................  43
      9.8        Assignability....................................................  43
      9.9        Notices..........................................................  43
      9.10       Cooperation......................................................  44
      9.11       Construction.....................................................  44

                                    EXHIBITS

Exhibit A   -   Certain definitions

Exhibit B   -   Form of Certificate of Incorporation of Surviving Corporation

Exhibit C   -   Persons executing Voting Agreements

Exhibit D   -   Form of Affiliate Agreement

Exhibit E   -   Form of Continuity of Interest Certificate

Exhibit F   -   Form of Noncompetition Agreement

Exhibit G   -   Persons executing Noncompetition Agreements

                               AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION



     THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of October 17, 1997, by and among: SUNGARD DATA SYSTEMS INC., a Delaware corporation ("Parent"); INFORMATION DATA INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"); and INFINITY FINANCIAL TECHNOLOGY, INC., a Delaware corporation (the "Company"). Certain capitalized terms used in this Agreement are defined in Exhibit A.


                                    RECITALS

     A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub into the Company in accordance with this Agreement and the Delaware General Corporation Law (the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

     B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). For financial reporting purposes, it is intended that the Merger be accounted for as a "pooling of interests."

     C. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and approved the Merger.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, agree as follows:


SECTION 1.  DESCRIPTION OF TRANSACTION

      1.1 MERGER OF MERGER SUB INTO THE COMPANY. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation").

      1.2 EFFECT OF THE MERGER. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Delaware General Corporation Law (the "DGCL").

      1.3 CLOSING; EFFECTIVE TIME. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Cooley Godward llp at 10:00 a.m. on a date to be designated by Parent (the "Closing Date"), which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Sections 6 and 7. Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause a properly executed certificate of merger conforming to the requirements of the DGCL (the "Certificate of Merger") to be filed with the Secretary of State of the State of Delaware. The Merger shall take effect at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified in the Certificate of Merger (the "Effective Time").

      1.4 CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS AND OFFICERS. Unless otherwise determined by Parent prior to the Effective Time:

            (a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

            (b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

            (c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time.

     1.5  CONVERSION OF SHARES.

          (a) Subject to Section 1.5(c), at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

               (i) any shares of Company Common Stock then held by the Company or any subsidiary of the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

               (ii) any shares of Company Common Stock then held by Parent, Merger Sub or any other subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

               (iii) except as provided in clauses "(i)" and "(ii)" above and subject to Sections 1.5(b) and 1.5(c), each share of Company Common Stock then outstanding shall be converted into the right to receive sixty-eight hundredths (0.68) of a share of Parent Common Stock;

               (iv) the Company's 1989 Stock Option Plan, the Company's 1993 Stock Incentive Plan and the Company's 1996 Stock Incentive Plan (collectively, the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 5.4; and

               (v) each share of the common stock, $.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

          (b) The fraction of a share of Parent Common Stock specified in
Section 1.5(a)(iii) (as such fraction may be adjusted in accordance with this Section 1.5(b)) is referred to as the "Exchange Ratio." If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction, then the Exchange Ratio shall be appropriately adjusted.

          (c) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and, upon surrender of such holder's Company Stock Certificate(s) (as defined in Section 1.6), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the New York Stock Exchange ("NYSE") on the date the Merger becomes effective.

     1.6 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist as provided in Section 1.5(a), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Common Stock (a "Company Stock Certificate") is presented to the Exchange Agent (as defined in Section 1.7) or to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

     1.7  EXCHANGE OF CERTIFICATES.

          (a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as exchange agent in the Merger (the "Exchange Agent"). Promptly after the Effective Time, Parent shall deposit with the Exchange Agent (i) certificates representing the shares of Parent Common Stock issuable pursuant to this Section 1, and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the "Exchange Fund."

          (b) As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to the record holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (1) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5 (and cash in lieu of any fractional share of Parent Common Stock), and (2) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this
Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) as contemplated by Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate.

          (c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock which such holder has the right to receive upon surrender thereof until such holder surrenders such Company Stock Certificate in accordance with this Section 1.7 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

          (d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

          (e) Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          (f) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

     1.8 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     1.9 ACCOUNTING CONSEQUENCES. For financial reporting purposes, the Merger is intended to be accounted for as a "pooling of interests."

      1.10 FURTHER ACTION. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.


SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Company Disclosure Schedule:

      2.1  DUE ORGANIZATION; SUBSIDIARIES; ETC.

           (a) The Company has no Subsidiaries, except for the corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule; and neither the Company nor any of the other corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a)(ii) of the Company Disclosure Schedule. (The Company and each of its Subsidiaries are referred to collectively in this Agreement as the "Acquired Corporations".) None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future equity or similar investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of any general partnership, limited partnership or other Entity.

           (b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

           (c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on the Acquired Corporations.

      2.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The Company has delivered to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto.

      2.3  CAPITALIZATION, ETC.

          (a) The authorized capital stock of the Company consists of: (i) 50,000,000 shares of Company Common Stock, of which 19,217,880 shares have been issued and are outstanding and of which no shares are held by the Company in its treasury as of October 15, 1997; and (ii) 5,000,000 shares of Preferred Stock, $.001 par value per share, of which no shares are outstanding or are held by the Company in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. As of the date of this Agreement, there are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule and except in respect of the Company Options (as defined below): (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock.

          (b) As of October 15, 1997: (i) 2,707,244 shares of Company Common Stock are subject to issuance pursuant to outstanding options to purchase shares of Company Common Stock; and (ii) 1,084,534 shares of Company Common Stock are reserved for future issuance pursuant to the Company's 1996 Employee Stock Purchase Plan (the "ESPP") and the Company Stock Option Plans (exclusive of shares of Company Common Stock subject to options described in the preceding clause "(i)"). (Stock options granted by the Company pursuant to the Company's stock option plans are referred to in this Agreement as "Company Options.")
Part 2.3(b)(i) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular plan pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedules, and the extent to which such Company Option is vested and exercisable as of the date set forth in the Company Disclosure Schedule; and (vii) the date on which such Company Option expires. The Company has delivered to Parent accurate and complete copies of all stock option plans pursuant to which the Company has ever granted stock options, and the forms of all stock option agreements evidencing such options.

          (c) Except for the Company Options, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

          (d) All outstanding shares of Company Common Stock, all outstanding Company Options and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

          (e) All of the outstanding shares of capital stock of the corporations identified in Part 2.1(a)(i) of the Company Disclosure Schedule have been duly authorized and are validly issued, are fully paid and nonassessable and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

     2.4  SEC FILINGS; FINANCIAL STATEMENTS.

          (a) The Company has delivered to Parent accurate and complete copies of all registration statements, definitive proxy statements and other statements, reports, schedules, forms and other documents filed by the Company with the SEC since July 23, 1996 (the "Company SEC Documents"), including the Company's registration statement on Form S-1 filed with the SEC on July 23, 1996 (and all amendments thereto). All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The consolidated financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (iii) fairly present the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods covered thereby.

          (c) The Company has delivered to Parent an unaudited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1997 (the "Unaudited Interim Balance Sheet"), and the related unaudited consolidated statement of operations, statement of stockholders' equity and statement of cash flows of the Company and its subsidiaries for the nine months then ended. The financial statements referred to in this Section 2.4(c): (i) were prepared in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in
Section 2.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount), and (ii) fairly present the consolidated financial position of the Company and its subsidiaries as of September 30, 1997 and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods covered thereby.

     2.5  ABSENCE OF CHANGES.  Between September 30, 1997 and the date hereof:

          (a) there has not been any material adverse change in the business, operations, or financial condition of the Acquired Corporations taken as a whole, and no event has occurred that would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations;

          (b) there has not been any loss, damage or destruction to, or any interruption in the use of, any of the assets of any of the Acquired Corporations (whether or not covered by insurance) that has had or would reasonably be expected to have a Material Adverse Effect of the Acquired Corporations;

          (c) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

          (d) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of, (i) any capital stock or other security (except for Company Common Stock issued upon the exercise of outstanding Company Options), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options described in Part 2.3(b)(i) of the Company Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

          (e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company's stock option plans, (ii) any provision of any agreement evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

          (f) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of the Company, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (g) none of the Acquired Corporations has received any Acquisition Proposal;

          (h) none of the Acquired Corporations has acquired any equity interest in any other Entity for cash in excess of $100,000;

          (i) none of the Acquired Corporations has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Corporations since September 30, 1997 to the date hereof, exceeds $250,000 in the aggregate;

          (j) none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $50,000;

          (k) none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

          (l) none of the Acquired Corporations has (i) lent money to any Person, or (ii) incurred or guaranteed any indebtedness for borrowed money;

          (m) none of the Acquired Corporations has (i) established or adopted any Plan, (ii) caused or permitted any Plan to be amended in any material respect, or (iii) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

          (n) none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

          (o) none of the Acquired Corporations has made any material Tax election;

          (p) none of the Acquired Corporations has commenced or settled any Legal Proceeding;

          (q) none of the Acquired Corporations has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

          (r) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses "(c)" through "(q)" above.

     2.6 TITLE TO ASSETS. The Acquired Corporations own, and have good, valid and marketable title to, all assets reflected on the Unaudited Interim Balance Sheet (except for inventory sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited Interim Balance Sheet). All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable,
(2) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations, (3) liens described in Part 2.6 of the Company Disclosure Schedule, and (4) liabilities reflected in the liabilities column of the Unaudited Interim Balance Sheet.

     2.7 REAL PROPERTY; LEASEHOLDS. None of the Acquired Corporations own any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Company Disclosure Schedule.

     2.8  PROPRIETARY ASSETS.

          (a) The Acquired Corporations own, or are licensed or otherwise possess legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of the Acquired Corporations as currently conducted or as proposed to be conducted by the Acquired Corporations, except to the extent that the failure to have such rights has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

          (b) Part 2.8(b) of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, which the Company considers to be material to its business and included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements to which any of the Acquired Corporations is a party and pursuant to which any Person is authorized to use any Intellectual Property, and (iii) all material licenses, sublicenses and other agreements to which any of the Acquired Corporations is a party and pursuant to which any of the Acquired Corporations is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any product that is material to the Company's business.

          (c) There is no material unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Acquired Corporations, any trade secret material to the Acquired Corporations, or any Intellectual Property right of any third party to the extent licensed by or through the Acquired Corporations by any third party, including any employee or former employee of the Acquired Corporations. None of the Acquired Corporations has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders arising in the ordinary course of business.

          (d) None of the Acquired Corporations is, nor will be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to any Intellectual Property or Third Party Intellectual Property Rights, the breach of which would have a Material Adverse Effect on the Acquired Corporations.

          (e) All patents, registered trademarks, service marks and copyrights held by the Acquired Corporations are valid and subsisting. Except for actions which would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations, none of the Acquired Corporations (i) is being sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party and
(ii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party, which action is continuing. The manufacture, marketing, licensing or sale of the Company's products does not infringe any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, except where such infringement would not have a Material Adverse Effect on the Acquired Corporations.

          (f) The Acquired Corporations have secured valid written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that the Acquired Corporations do not already own by operation of law, except where the failure to do so would not have a Material Adverse Effect on the Acquired Corporations.

          (g) Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations: (i) the Acquired Corporations have taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, or patent applications or copyright ("Confidential Information"); (ii) all use, disclosure or appropriation of Confidential Information owned by the Acquired Corporations by or to any third party has been pursuant to the terms of a written agreement between the Acquired Corporations and such third party; and (iii) all use, disclosure or appropriation of Confidential Information not owned by the Acquired Corporations has been pursuant to the terms of a written agreement between the Acquired Corporations and the owner of such Confidential Information, or is otherwise lawful.

          (h) All software (and related Intellectual Property) that is licensed by any of the Acquired Corporations to any third party ("Products") are designed to be used prior to, during and after the year 2000 ("Year 2000"), and are Year 2000 Compliant (as defined below). For purposes of this Agreement, "Year 2000 Compliant" shall mean that the Products can, individually, and in combination and in conjunction with all other systems, products or processes with which they are required or designed to interface, continue to be used normally and to operate successfully (both in functionality and performance) over the transition into the twenty first century when used in accordance with the documentation related to the Products, including being able to, before, on and after January 1, 2000 substantially conform to the following (i) use logic pertaining to dates which allow users to identify and/or use the century portion of any date fields without special processing; and (ii) respond to all date elements and date input so as to resolve any ambiguity as to century in a disclosed defined and pre-determined manner and provide date information in ways which are unambiguous as to century, either by permitting or requiring the century to be specified or where the data element is represented without a century, the correct century is unambiguous for all manipulations involving that element.

     2.9  CONTRACTS.

          (a) Part 2.9 of the Company Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a "Material Contract" as of the date hereof. (For purposes of this Agreement, each of the following shall be deemed to constitute a "Material Contract":

               (i) any Contract relating to the employment of, or the performance of services by, any employee or consultant involving compensation in excess of $75,000 per annum (other than oral Contracts with employees who are terminable "at will"), and any Contract pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment (other than payments in respect of salary) in excess of $75,000, to any current or former employee or director;

               (ii) any Contract (A) that is of the type listed in Part 2.8 of the Company Disclosure Schedule; (B) with any customer of any of the Acquired Corporations involving payments in excess of $100,000; and (C) with respect to the distribution or marketing of any product of any of the Acquired Corporations;

               (iii) any Contract which provides for indemnification of any officer, director, employee or agent;

               (iv) any Contract not otherwise listed pursuant to Part 2.9 of the Company Disclosure Schedule imposing any restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person,
     (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology, except in each case where such restriction is not material to the business of the Acquired Corporations taken as a whole;

               (v) any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (C) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

               (vi) any Contract requiring that the Company give any notice or provide any information to any Person prior to accepting any Acquisition Proposal; and

               (vii) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $250,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $250,000 in the aggregate.

          (b) Each Acquired Corporation Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to

(i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and except where any invalidity or unenforceability would not have or would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

          (c) Except as set forth in Part 2.9 of the Company Disclosure
Schedule: (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract, except for defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and, to the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract, except for defaults that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations; and (ii) to the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

     2.10 LIABILITIES. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured that is material to the Acquired Corporations taken as a whole, except for: (a) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (b) liabilities that have been incurred by the Acquired Corporations since September 30, 1997 in the ordinary course of business and consistent with past practices; and (c) liabilities not required to be reflected in financial statements in accordance with generally accepted accounting principles.

     2.11 COMPLIANCE WITH LEGAL REQUIREMENTS. Each of the Acquired Corporations is, and has at all times since December 31, 1995 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

     2.12 CERTAIN BUSINESS PRACTICES. To the knowledge of the Company, none of the Acquired Corporations nor any director, officer, agent or employee of any of the Acquired Corporations has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

     2.13 TAX MATTERS.

          (a) All Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Acquired Corporation Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

          (b) To the knowledge of the Company, the Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. Each Acquired Corporation will establish, in the ordinary course of business and consistent with its past practices, reserves reasonably adequate for the payment of all Taxes for the period from September 30, 1997 through the Closing Date.

          (c) No claim or Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established). There are no liens for material Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

          (d) To the knowledge of the Company, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to
Section 280G or Section 162 of the Code. None of the Acquired Corporations is a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

     2.14 EMPLOYEE AND LABOR MATTERS; BENEFIT PLANS.

          (a) Part 2.14(a) of the Company Disclosure Schedule identifies each stock purchase, stock option, profit-sharing, pension or retirement plan, program or agreement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee of any of the Acquired Corporations (other than those plans, programs and agreements disclosed in the Company SEC Documents and other than the Company's 401(k) profit sharing plan).

          (b) Except as set forth in Part 2.14(a) of the Company Disclosure Schedule (and except for the Company's 401(k) profit sharing plan), none of the Acquired Corporations maintains, sponsors or contributes to, and none of the Acquired Corporations has at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of employees or former employees of any of the Acquired Corporations.

          (c) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked.

          (d) Except as disclosed in the Company SEC Documents, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of any of the Acquired Corporations (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

          (e) Each of the Acquired Corporations is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

     2.15 ENVIRONMENTAL MATTERS. To the knowledge of the Company, no current or prior owner of any property leased or controlled by any of the Acquired Corporations has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any of the Acquired
Corporations is not in compliance with any Environmental Law.   To the knowledge
of the Company, all property that is leased to, controlled by or used by the Company, and all surface water, groundwater and soil associated with or adjacent to such property is in clean and healthful condition and is free of any material environmental contamination of any nature. (For purposes of this Section 2.17:
(i) "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

     2.16 INSURANCE. The Company has delivered to Parent a copy of the Company's directors' and officers' liability insurance policy. The premium with respect to such policy for the period October 24, 1996 through April 24, 1998 is $175,000.

     2.17 TRANSACTIONS WITH AFFILIATES. Except as set forth in the Company SEC Reports, since the date of the Company's last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 2.17 of the Company Disclosure Schedule identifies each person who is an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

     2.18 LEGAL PROCEEDINGS; ORDERS. There is no pending Legal Proceeding, and (to the knowledge of the Company) no Person has threatened to commence any Legal Proceeding that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations. There is no material order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject.

     2.19 AUTHORITY; BINDING NATURE OF AGREEMENT. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement. The Board of Directors of the Company (at a meeting duly called and held) has (a) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement by the Company and unanimously approved the Merger, and (c) unanimously recommended the approval of this Agreement and the Merger by the holders of Company Common Stock and directed that this Agreement and the Merger be submitted for consideration by the Company's stockholders at the Company Stockholders' Meeting (as defined in Section 5.2). This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and
(ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     2.20 SECTION 203 OF THE DGCL NOT APPLICABLE. As of the date hereof and at all times on or prior to the Effective Time, the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other transactions contemplated by this Agreement. Prior to the execution of those certain Voting Agreements of even date herewith between Parent and each of the individuals identified on

Exhibit C, the Board of Directors of the Company approved said Voting Agreements and the transactions contemplated thereby.

     2.21 NO EXISTING DISCUSSIONS. On the date hereof, none of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal.

     2.22 ACCOUNTING MATTERS. To the knowledge of the Company, neither the Company nor any affiliate (as that term is used in Rule 145 under the Securities
Act) of any of the Acquired Corporations has taken or agreed to take, or plans to take, any action that could prevent Parent from accounting for the Merger as a "pooling of interests." Ernst & Young llp has confirmed in a letter the date of this Agreement and addressed to the Company, an executed copy of which has been delivered to Parent, that Ernst & Young llp concurs with the Company's management's conclusion that, as of the date of such letter, no condition exists that would preclude Parent from accounting for the Merger as a "pooling of interests."

     2.23 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders' Meeting (the "Required Company Stockholder Vote") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

     2.24 NON-CONTRAVENTION; CONSENTS. Subject to obtaining the Consents referred to in the last paragraph of this Section 2.24, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

          (a)  contravene, conflict with or result in a violation of (i) any of
     the provisions   of the certificate of incorporation, bylaws or other
     charter or organizational documents of any of the Acquired Corporations, or
     (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

          (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject, except for any contravention, conflict, violation, challenge, remedy or relief which would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

          (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the

     Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations, except for any contravention, conflict, violation, revocation, withdrawal, suspension, cancellation, termination or modification which would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

          (d)  contravene, conflict with or result in a violation or breach of,
     or result in   a default under, any provision of any Acquired Corporation
     Contract that is or would constitute a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Acquired Corporation Contract, (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Acquired Corporation Contract,
     (iii) accelerate the maturity or performance of any such Acquired Corporation Contract, or (iv) cancel, terminate or modify any term of such Acquired Corporation Contract, except for any contravention, conflict, violation, breach, default or other circumstance described in this paragraph (d) which would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations;

          (e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor liens and Encumbrances the imposition or creation of which would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations; or

          (f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person of the source code, or any portion or aspect of the source code, or any proprietary information or algorithm contained in or relating to any source code, of any material Intellectual Property, or the transfer of any material asset of any of the Acquired Corporations to any Person.

Except as may be required by the Exchange Act, the DGCL, the HSR Act and the NASD Bylaws (as they relate to the Form S-4 Registration Statement and the Prospectus/Proxy Statement) none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Merger, except for any notices or Consents the failure of which to give or obtain would not have, and would not reasonably be expected to have, a Material Adverse Effect on the Acquired Corporations.

     2.25 FAIRNESS OPINION. The Company's board of directors has received the written opinion of Deutsche Morgan Grenfell Inc., financial advisor to the Company, dated the date of this Agreement, to the effect that the consideration to be received by the stockholders of the Company in the Merger is fair to the stockholders of the Company from a financial point of view. The Company has furnished and accurate and complete copy of said written opinion to Parent.

     2.26 FINANCIAL ADVISOR. Except for Deutsche Morgan Grenfell Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable to, and all indemnification and other agreements related to the engagement of, Deutsche Morgan Grenfell Inc.

     2.27 ABSENCE OF DISSENTERS' RIGHTS. The average of the property factor, the payroll factor and the sales factor (within the meaning of Section 2115 of the California Corporations Code) with respect to the Company was less than 50 percent during the Company's latest full income year. The Company is not subject to Section 2115 of the California Corporations Code and no stockholder of the Company is entitled to dissenters' or appraisal rights in connection with the Merger.

     2.28 FULL DISCLOSURE.

          (a) Section 2 and the Company Disclosure Schedule do not, and the certificate referred to in Section 6.6(h) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information are being or will be made or provided) not false or misleading.

          (b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.


SECTION 3.  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub represent and warrant to the Company that, except as set forth in the Parent SEC Documents (as defined in Section 3.3(a)):

     3.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound. Each of Parent and Merger Sub is duly qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on Parent.

     3.2  CAPITALIZATION.

          (a) The authorized capital stock of Parent consists of: (a) 120,000,000 shares of Parent Common Stock, of which 87,780,332 shares (excluding shares of Parent Common Stock held in treasury) were outstanding as of October 16, 1997; and (b) 5,000,000 shares of Preferred Stock, $.01 par value per share, of which no shares are outstanding as of the date of this Agreement.

          (b) All of the capital stock of Merger Sub ("Merger Sub Stock") is held by Parent. All of the outstanding shares of Parent Common Stock and Merger Sub Stock have been duly authorized and validly issued, and are fully paid and nonassessable.

          (c) As of the date of this Agreement: (i) 6,083,917 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase shares of Parent Common Stock; and (ii) 1,840,319 shares of Parent Common Stock are reserved for future issuance pursuant to Parent's Employee Stock Purchase Plan. (Stock options granted by Parent pursuant to Parent's stock option plans are referred to in this Agreement as "Parent Options.")

          (d) Except for the Parent Options and Parent's Employee Stock Purchase Plan (and rights related thereto), as of the date of this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of capital stock or other securities of Parent; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of capital stock or other securities of Parent; (iii) stockholder rights plan (or similar plan commonly referred to as a "Poison Pill") or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

          (e) All outstanding shares of Parent Common Stock and all outstanding Parent Options have been, and all shares of Parent Common Stock to be issued in the Merger will be, issued and granted in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in applicable Contracts.

     3.3  SEC FILINGS; FINANCIAL STATEMENTS.

          (a) Parent has delivered to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form

S-8) and definitive proxy statement filed by Parent with the SEC since January 1, 1997 (the "Parent SEC Documents"). All statements, reports, schedules, forms and other documents required to have been filed with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing):
(i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          (b) The consolidated financial statements contained in the Parent SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

     3.4 DISCLOSURE. None of the information to be supplied by or on behalf of Parent for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information to be supplied by or on behalf of Parent for inclusion in the Prospectus/Proxy Statement will, at the time the Prospectus/Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Prospectus/Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Prospectus/Proxy Statement.

     3.5 ABSENCE OF CERTAIN CHANGES OR EVENTS. Between September 30, 1997 and the date of this Agreement: (i) there has not been any event that has had a Material Adverse Effect on Parent; and (ii) Parent has not declared, accrued, set aside or paid any dividend.

     3.6 AUTHORITY; BINDING NATURE OF AGREEMENT. Parent and Merger Sub have the absolute and unrestricted right, power and authority to perform their obligations under this

Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to
(i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

     3.7 NO VOTE REQUIRED. No vote of the holders of Parent Common Stock is required to authorize the Merger.

     3.8 NON-CONTRAVENTION; CONSENTS. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the Merger will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub, (b) result in a default by Parent or Merger Sub under any Contract to which Parent or Merger Sub is a party, except for any default which has not had and will not have a Material Adverse Effect on Parent, or (c) result in a violation by Parent or Merger Sub of any order, writ, injunction, judgment or decree to which Parent or Merger Sub is subject, except for any violation which has not had and will not have a Material Adverse Effect on Parent. Except as may be required by the Securities Act, the Exchange Act, state securities or "blue sky" laws, the DGCL, the HSR Act, the NASD Bylaws (as they relate to the S-4 Registration Statement and the Prospectus/Proxy Statement) and the rules and regulations of the NYSE (as they relate to the S-4 Registration Statement and the Prospectus/Proxy Statement), Parent is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with the execution, delivery or performance of this Agreement or the consummation of the Merger.

     3.9 VALID ISSUANCE. The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

     3.10 ACCOUNTING MATTERS. To the knowledge of Parent, neither Parent nor any of its affiliates has taken or agreed to, or plans to, take any action that could prevent Parent from accounting for the Merger as a "pooling of interests." Parent has received a letter dated the date of this Agreement, from Coopers & Lybrand llp, a copy of which has been delivered to the Company, regarding Coopers & Lybrand's belief (subject to the qualifications contained in such letter) that the Merger should be treated as a "pooling of interests" in conformity with generally accepted accounting principles, as described in Accounting Principles Board Opinion No. 16 and the applicable rules and regulations of the SEC.

     3.11 FULL DISCLOSURE. Section 3 does not, and the certificate referred to in Section 7.5(b) will not, (i) contain any representation or warranty that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations and warranties contained in Section 3 and to be contained in such certificate (in light of the circumstances under which such representations and warranties are being or will be made) not false or misleading.


SECTION 4.  CERTAIN COVENANTS OF THE COMPANY

     4.1 ACCESS AND INVESTIGATION. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent's Representatives with reasonable access to the Acquired Corporations' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request.

     4.2  OPERATION OF THE COMPANY'S BUSINESS.

          (a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance in all material respects with all applicable Legal Requirements and the requirements of all Acquired Corporation Contracts that constitute Material Contracts; (ii) the Company shall use reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies to which any of the Acquired Corporations is a party as of the date of this Agreement; (iv) the Company shall use reasonable efforts to provide all notices, assurances and support required by any Acquired Corporation Contract relating to any material Intellectual Property in order to ensure that no condition under such Acquired Corporation Contract occurs which could result in, or could increase the likelihood of, (A) any transfer or disclosure by any Acquired Corporation of any source code materials or other material Intellectual Property, or (B) a release from any escrow of any source code material or material Intellectual Property which has been deposited or is required to be deposited in escrow under the terms of such Acquired Corporation Contract; and (v) the Company shall (to the extent requested by Parent) cause its officers to report regularly to Parent concerning the status of the Company's business.

          (b) During the Pre-Closing Period and except as expressly permitted by this Agreement, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to:

          (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

          (ii) sell, issue, grant or authorize the issuance or grant of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that: (A) the Company may issue Company Common Stock upon the valid exercise of Company Options outstanding as of the date of this Agreement or pursuant to the ESPP (provided that such ESPP is operated consistent with past practices), and (B) the Company may, in the ordinary course of business and consistent with past practices, and after consultation with Ernst & Young LLP, grant options under its stock option plans, to purchase no more than a total of 50,000 shares of Company Common Stock to employees of the Company);

          (iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company's stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

          (iv) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

          (v) form any subsidiary or acquire any equity interest or other interest in any other Entity;

          (vi) make any capital expenditure (except that the Acquired Corporations may make capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Corporations during the Pre-Closing Period, do not exceed $250,000 in the aggregate);

          (vii) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business consistent with past practices;

          (viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for immaterial assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

          (ix) lend money to any Person, or incur or guarantee any indebtedness;

          (x) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (other than salary increases in connection with employee reviews or bonuses payable in accordance with existing bonus obligations or plans);

          (xi) change any of its methods of accounting or accounting practices in any respect;

          (xii)  make any Tax election;

          (xiii) commence any Legal Proceeding or settle any Legal Proceeding other than any Legal Proceeding arising from the claims disclosed in Part
     2.18 of the Company Disclosure Schedule);

          (xiv) take any other material action outside the ordinary course of business inconsistent with past practices; or

          (xv) agree or commit to take any of the actions described in clauses "(i)" through "(xiv)" of this Section 4.2(b).

          (c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 6 or Section 7 impossible or unlikely or that has had or could reasonably be expected to have a Material Adverse Effect on the Acquired Corporations. No notification given to Parent pursuant to this Section 4.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.


     4.3  NO SOLICITATION.

          (a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that: (A) nothing herein shall prohibit the Company's board of directors from disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act; and (B) prior to the adoption and approval of this Agreement by the Required Company Stockholder Vote, the Company shall not be prohibited by this Section 4.3(a) from (x) furnishing nonpublic information regarding the Acquired Corporations to any Person in response to an Acquisition Proposal that is submitted by such Person (and not withdrawn), or (y) entering into discussions with any Person in response to a Superior Offer that is submitted by such Person (and not withdrawn) if, in either such case: (1) neither the Company nor any Representative of any of the Acquired Corporations shall have violated any of the restrictions set forth in this Section 4.3, (2) the Board of Directors of the Company believes in good faith, based upon the advice of its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law, (3) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company's intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing limitations no less restrictive than the limitations imposed on Parent pursuant to the Confidentiality Agreement (as defined in Section 9.4), and (4) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of any of the restrictions set forth in the preceding sentence by any Representative of any of the Acquired Corporations, whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations, shall be deemed to constitute a breach of this Section 4.3 by the Company; provided, however, that this sentence shall not limit the rights of any Representative who is a stockholder of the Company to freely vote his stock and to exercise all of his rights as a stockholder of the Company, subject to any contractual restrictions that may apply.

          (b) The Company shall promptly advise Parent orally and in writing of any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal and the terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal and any modification or proposed modification thereto.

          (c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 5. ADDITIONAL COVENANTS OF THE PARTIES

      5.1  REGISTRATION STATEMENT; PROSPECTUS/PROXY STATEMENT.

          (a) As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Prospectus/Proxy Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement (in which the Prospectus/Proxy Statement will be included as a prospectus); provided, however, that notwithstanding anything to the contrary contained in this Section 5.1(a), if (and to the extent) Parent so elects: (i) the Prospectus/Proxy Statement shall initially be filed with the SEC on a confidential basis as a proxy statement of the Company under Section 14 of the Exchange Act (and not as a registration statement of Parent); (ii) until it is reasonably likely that the SEC will declare the Form S-4 Registration Statement (in which the Prospectus/Proxy Statement will be included as a prospectus) effective under the Securities Act, all amendments to the Prospectus/Proxy Statement shall be filed with the SEC on a confidential basis as amendments to the proxy statement of the Company under
Section 14 of the Exchange Act; and (iii) Parent shall not be obligated to file the Form S-4 Registration Statement (in which the Prospectus/Proxy Statement will be included as a prospectus) with the SEC until it is reasonably likely that the SEC will promptly declare the Form S-4 Registration Statement effective under the Securities Act. Each of Parent and the Company shall use all reasonable efforts to cause the Form S-4 Registration Statement and the Prospectus/Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company will use all reasonable efforts to cause the Prospectus/Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall promptly furnish to Parent all information concerning the Acquired Corporations and the Company's stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Prospectus/Proxy Statement, then the Company shall promptly inform Parent thereof and shall cooperate with Parent in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of the Company.

          (b) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote at the Company Stockholders' Meeting; provided, however, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

     5.2  COMPANY STOCKHOLDERS' MEETING.

          (a) The Company shall take all action necessary under all applicable Legal Requirements to call, give notice of, convene and hold a meeting of the holders of Company Common Stock to consider, act upon and vote upon the adoption and approval of this Agreement and the approval of the Merger (the "Company Stockholders' Meeting"). The Company Stockholders' Meeting will be held as promptly as practicable and in any event within 45 days after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall ensure that the Company Stockholders' Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders' Meeting are solicited, in compliance with all applicable Legal Requirements. The Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting in accordance with this
Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal, amendment or modification of the recommendation of the board of directors of the Company with respect to the Merger.

          (b) Subject to Section 5.2(c): (i) the board of directors of the Company shall unanimously recommend that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; (ii) the Prospectus/Proxy Statement shall include a statement to the effect that the board of directors of the Company has unanimously recommended that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders' Meeting; and (iii) neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Parent, the unanimous recommendation of the board of directors of the Company that the Company's stockholders vote in favor of and adopt and approve this Agreement and approve the Merger. For purposes of this Agreement, said recommendation of the board of directors of the Company shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

          (c) Nothing in Section 5.2(b) shall prevent the board of directors of the Company from withdrawing, amending or modifying its unanimous recommendation in favor of the Merger at any time prior to the adoption and approval of this Agreement by the Required Company Stockholder Vote if (i) a Superior Offer is made to the Company and is not withdrawn, (ii) neither the Company nor any of its Representatives shall have violated any of the restrictions set forth in
Section 4.3, and (iii) the board of directors of the Company concludes in good faith, based upon the advice of its outside counsel, that, in light of such Superior Offer, the withdrawal, amendment or modification of such recommendation is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company's stockholders under applicable law. Nothing contained in this Section 5.2 shall limit the Company's obligation to call, give notice of, convene and hold the Company Stockholders' Meeting (regardless of whether the unanimous recommendation of the board of directors of the Company shall have been withdrawn, amended or modified).

     5.3 REGULATORY APPROVALS. The Company and Parent shall use all reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act in connection with the Merger. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters. Each of the Company and Parent shall (1) give the other party prompt notice of the commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other transactions contemplated by this Agreement, (2) keep the other party informed as to the status of any such Legal Proceeding, and (3) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Body regarding the Merger. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law. In addition, except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any Legal Proceeding under or relating to the HSR Act or any other federal or state antitrust or fair trade law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such Legal Proceeding.

     5.4  STOCK OPTIONS AND COMPANY STOCK OPTION AND PURCHASE PLANS.

          (a) Subject to Section 5.4(b), at the Effective Time, all rights with respect to Company Common Stock under each Company Option then outstanding shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Stock Option Plan under which it was issued and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each such Company Option shall be equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounding down to the nearest whole share (with cash, less the applicable exercise price, being payable for any fraction of a share), (iii) the per share exercise price under each such Company Option shall be adjusted by dividing the per share exercise price under such Company Option by the Exchange Ratio and rounding up to the nearest cent and (iv) any restriction on the exercise of any such Company Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such

Company Option shall otherwise remain unchanged; provided, however, that each Company Option assumed by Parent in accordance with this Section 5.4(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction subsequent to the Effective Time. Parent shall file with the SEC, no later than 30 days after the date on which the Merger becomes effective, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with this Section 5.4(a).

          (b) The Company shall take all action that may be necessary (under the plans pursuant to which Company Options are outstanding and otherwise) to effectuate the provisions of this Section 5.4 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.4.

          (c) As of the Effective Time, the ESPP shall be terminated. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by treating the last business day prior to the Effective Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the reduced offering period but otherwise treating such offering period as a fully effective and completed offering period for all purposes of such Plan. Prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 5.4(c).

     5.5  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

          (a) All rights to indemnification existing in favor of the current directors and officers of the Company for acts and omissions occurring prior to the Effective Time, as provided in the Company's Bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said officers and directors (as in effect as of the date of this Agreement), shall survive the Merger, and Parent shall cause the Surviving Corporation to perform all of its obligations arising thereunder for a period of not less than six years from the Effective Time.

          (b) From the Effective Time until the third anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the current directors and officers of the Company with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by the Company as of the date of this Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay an annual premium for the Existing Policy (or for any substitute policies) in excess of $225,000. In the event any future annual premium for the Existing Policy (or any substitute policies) exceeds $225,000, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $225,000.

     5.6 POOLING OF INTERESTS. Each of the Company and Parent agrees (a) not to take any action during the Pre-Closing Period that would adversely affect the ability of Parent to account for the Merger as a "pooling of interests," and
(b) to use all reasonable efforts to attempt to ensure that none of its "affiliates" (as that term is used in Rule 145 under the Securities Act) takes any action that could adversely affect the ability of Parent to account for the
Merger as a "pooling of interests."   The Company agrees to provide to Ernst &
Young llp and Coopers & Lybrand llp such letters as shall be reasonably requested by Ernst & Young llp or Coopers & Lybrand llp with respect to the letters referred to in Sections 2.22, 3.10, 6.6(e) and 6.6(f).

     5.7  ADDITIONAL AGREEMENTS.

          (a) Subject to Section 5.7(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 5.7(b), each party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

          (b) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose or cause any of its subsidiaries to dispose of any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets; (ii) to discontinue or cause any of its subsidiaries to discontinue offering any product, or to commit to cause any of the Acquired Corporations to discontinue offering any product; (iii) to license or otherwise make available, or cause any of its subsidiaries to license or otherwise make available, to any Person, any technology, software or other Intellectual Property, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Intellectual Property to the extent reasonably practicable; (iv) to hold separate or cause any of its subsidiaries to hold separate any assets or operations (either before or after the Closing
Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; or (v) to make or cause any of its subsidiaries make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations.

     5.8  DISCLOSURE.    Parent and the Company shall consult with each other
before issuing any press release or otherwise making any public statement with respect to the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) Parent shall have approved such disclosure or (b) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

     5.9 AFFILIATE AGREEMENTS. The Company shall use all reasonable efforts to cause each Person identified in Part 2.17 of the Company Disclosure Schedule and each other Person who is or becomes an "affiliate" (as that term is used in Rule 145 under the Securities Act) of the Company to execute and deliver to Parent, prior to the date of the mailing of the Prospectus/Proxy Statement to the Company's stockholders, an Affiliate Agreement in the form of Exhibit D.

     5.10 TAX MATTERS. The Company shall use all reasonable efforts to obtain and deliver to Parent, as soon as practicable after the date of this Agreement, Continuity of Interest Certificates in the form of Exhibit E signed by Roger A. Lang, Jr., Till M. Guldimann and Sequoia Capital Growth Fund. At or prior to the Closing, the Company and Parent shall execute and deliver to outside counsel to Parent and to Morrison & Foerster llp tax representation letters in customary form. Parent and the Company shall use all reasonable efforts prior to the Effective Time to cause the Merger to qualify as a tax free reorganization under
Section 368(a)(1) of the Code.

     5.11 LETTER OF THE COMPANY'S ACCOUNTANTS. The Company shall use all reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young llp, dated no more than two business days before the date on which the Form S-4 Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4 Registration Statement.

     5.12 NYSE LISTING. Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the NYSE.

     5.13 RESIGNATION OF OFFICERS AND DIRECTORS. The Company shall use all reasonable efforts to obtain and deliver to Parent prior to the Closing the resignation of each officer and director of each of the Acquired Corporations.


SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB TO CONSUMMATE TRANSACTIONS

     The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

     6.1  ACCURACY OF REPRESENTATIONS.

          (a) Without limiting the effect or independence of the conditions set forth in Sections 6.1(b) and 6.1(c), the representations and warranties of the Company contained in Sections 2.3(a), 2.3(b), 2.3(c) and 2.27 shall have been accurate in all respects as of the date of this Agreement (it being understood that (i) the representations and warranties of the Company contained in Sections 2.3(a), 2.3(b) and 2.3(c) with respect the fully-diluted capitalization of the Company shall be deemed to have been accurate as long as the actual fully-diluted capitalization of the Company does not exceed the fully-diluted capitalization of the Company as represented in Sections 2.3(a), 2.3(b) and 2.3(c) by more than 15,000 shares of Company Common Stock, and (ii) for purposes of determining the accuracy of the representations and warranties of the Company contained in Sections 2.3(a), 2.3(b), 2.3(c) and 2.27: (A) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded; and (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

          (b) Without limiting the effect or independence of the conditions set forth in Sections 6.1(a) and 6.1(c), the representations and warranties of the Company contained in this Agreement (other than the representations and warranties contained in Sections 2.3(a), 2.3(b), 2.3(c) and 2.27) shall have been accurate in all respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on the Acquired Corporations shall be disregarded; (ii) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded; and (iii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

          (c) Without limiting the effect or independence of the conditions set forth in Sections 6.1(a) and 6.1(b), the representations and warranties of the Company contained in this Agreement (except for any representation or warranty that refers specifically to "the date of this Agreement" or to any specific date or period prior to the date of this Agreement) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on the Acquired Corporations shall be disregarded; (ii) any inaccuracy that results from general business, economic or industry conditions that do not affect the Company in a disproportionate manner shall be disregarded; (iii) any inaccuracy that results from the taking of any action required by this Agreement or the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded; (iv) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded; and (v) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

     6.2 PERFORMANCE OF COVENANTS. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     6.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

     6.4 STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted and approved, and the Merger shall have been duly approved, by the Required Company Stockholder Vote.

     6.5 CONSENTS. All Consents required to be obtained in connection with the Merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect (except where the failure to obtain such Consents has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent or the Company).

     6.6 AGREEMENTS AND DOCUMENTS. Parent and the Company shall have received the following agreements and documents, each of which shall be in full force and effect:

          (a) Affiliate Agreements in the form of Exhibit D, executed by each Person who could reasonably be deemed to be an "affiliate" of the Company (as that term is used in Rule 145 under the Securities Act);

          (b) Continuity of Interest Certificates in the form of Exhibit E, executed by Roger A. Lang, Jr., Till M. Guldimann and Sequoia Capital Growth Fund;

          (c) Noncompetition Agreements in the form of Exhibit F, executed by the individuals identified on Exhibit G;

          (d) a letter from Ernst & Young llp, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, updating the letter referred to in Section 5.11;

          (e) a letter from Ernst & Young llp, dated as of the Closing Date and addressed to the Company, reasonably satisfactory in form and substance to Parent and Coopers & Lybrand llp, to the effect that, Ernst & Young llp concurs with the Company's management's conclusion that no conditions exist related to the Company that would preclude Parent from accounting for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

          (f) a letter from Coopers & Lybrand llp, dated as of the Closing Date and addressed to Parent, reasonably satisfactory in form and substance to Parent, to the effect that Parent may account for the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, Accounting Principles Board Opinion No. 16 and all published rules, regulations and policies of the SEC;

          (g) a legal opinion of outside counsel to Parent, dated as of the Closing Date and addressed to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, such outside counsel may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.10);

          (h) a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.2, 6.4, 6.5 and 6.7 have been duly satisfied; and

          (i) the written resignations of all officers and directors of the Company, effective as of the Effective Time.

     6.7 ABSENCE OF MATERIAL ADVERSE EFFECT. There shall have been no change in the business, capitalization, operations or financial condition of any of the Acquired Corporations since the date of this Agreement which has had or would reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

     6.8 HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     6.9 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE.

     6.10 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

     6.11 No Governmental Litigation. There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is (or is threatened to become) a party: (a) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement; (b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would materially and adversely affect the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company.

     6.12 NO OTHER LITIGATION. There shall not be pending any Legal Proceeding in which there is a reasonable probability of an outcome that would have a Material Adverse Effect on the Acquired Corporations or on Parent: (a) challenging or seeking to restrain or prohibit the consummation of the Merger;
(b) relating to the Merger and seeking to obtain from Parent or any of its subsidiaries any damages that may be material to Parent; (c) seeking to prohibit or limit in any material respect Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; or (d) which would affect adversely the right of Parent, the Surviving Corporation or any subsidiary of Parent to own the assets or operate the business of the Company; provided, however, that to the extent that any damages payable in connection with any such Legal Proceeding will be fully reimbursed by insurance coverage pursuant to insurance policies held by the Company or Parent, such damages shall be disregarded in determining the Material Adverse Effect of such Legal Proceeding on the policy holder.


SECTION 7. CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY TO CONSUMMATE TRANSACTIONS

     The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

      7.1  ACCURACY OF REPRESENTATIONS.

          (a) Without limiting the effect or independence of the condition set forth in Section 7.1(b), the representations and warranties of Parent and Merger Sub contained in this Agreement shall have been accurate in all respects as of the date of this Agreement (it being understood that, for purposes of determining the accuracy of such representations and warranties: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on Parent shall be disregarded; and (ii) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

          (b) Without limiting the effect or independence of the condition set forth in Section 7.1(a), the representations and warranties of Parent and Merger Sub contained in this Agreement (except for any representation or warranty that refers specifically to "the date of this Agreement" or to any specific date or period prior to the date of this Agreement) shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the Closing Date: (i) any inaccuracies that, in the aggregate, do not have a Material Adverse Effect on Parent shall be disregarded; (ii) any inaccuracy that results from general business, economic or industry conditions that do not affect Parent in a disproportionate manner shall be disregarded; (iii) any inaccuracy that results from the taking of any action required by this Agreement or the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded; and (iv) all "Material Adverse Effect" qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded).

     7.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

     7.3 EFFECTIVENESS OF REGISTRATION STATEMENT. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC with respect to the Form S-4 Registration Statement.

     7.4 STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted and approved, and the Merger shall have been duly approved, by the Required Company Stockholder Vote.

     7.5  DOCUMENTS.  The Company shall have received the following documents:

          (a) a legal opinion of Morrison & Foerster llp, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (it being understood that, in rendering such opinion, Morrison & Foerster llp may rely upon the Continuity of Interest Certificates and tax representation letters referred to in Section 5.10); and

          (b) a certificate executed on behalf of Parent by an executive officer of Parent, confirming that conditions set forth in Sections 7.1(a), 7.1(b),
     7.2 and 7.6 have been duly satisfied.

     7.6 ABSENCE OF MATERIAL ADVERSE EFFECT. There shall have been no change in Parent's business, operations or financial condition since the date of this Agreement which has had or would reasonably be expected to have a Material Adverse Effect on Parent (it being understood that a decline in Parent's stock price shall not, in and of itself, constitute a change that has had or would reasonably be expected to have a Material Adverse Effect on Parent for purposes of this Section 7.6).

     7.7 HSR ACT. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

     7.8 LISTING. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing (subject to notice of issuance) on the NYSE.

     7.9 NO RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger by the Company illegal.


SECTION 8. TERMINATION

      8.1 TERMINATION. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger by the Required Company Stockholder Vote):

          (a) by mutual written consent of Parent and the Company;

          (b) by either Parent or the Company if the Merger shall not have been consummated by March 31, 1998 (unless the failure to consummate the Merger is attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

          (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

          (d) by Parent, following a breach of any covenant or agreement of the Company contained in this Agreement, or if any representation or warranty of the Company contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c) and 6.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (A) if such breach or inaccuracy is curable by the Company, then Parent may not terminate this Agreement under this Section 8.1(d) with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by Parent of written notice to the Company of such breach or inaccuracy, provided the Company continues to exercise reasonable efforts to cure such breach or inaccuracy; and (B) the right to terminate this Agreement under this Section 8.1(d) shall not be available to Parent if Parent shall have committed a material uncured breach of this Agreement;

          (e) by the Company, following a breach of any covenant or agreement of Parent contained in this Agreement, or if any representation or warranty of Parent contained in this Agreement shall be or shall have become inaccurate, in either case such that any of the conditions set forth in Sections 7.1(a), 7.1(b) and 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty was or shall have become inaccurate; provided, however, that: (A) if such breach or inaccuracy is curable by Parent, then the Company may not terminate this Agreement under this Section 8.1(e) with respect to a particular breach or inaccuracy prior to or during the 30-day period commencing upon delivery by the Company of written notice to Parent of such breach or inaccuracy, provided Parent continues to exercise reasonable efforts to cure such breach or inaccuracy; and (B) the right to terminate this Agreement under this Section 8.1(e) shall not be available to the Company if the Company shall have committed a material uncured breach of this Agreement;

          (f) by Parent, if: (i) the Board of Directors of the Company shall have failed to recommend, or shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Parent its unanimous recommendation in favor of, the adoption and approval of the Agreement or the approval of the Merger; (ii) the Company shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the board of directors of the Company in favor of the adoption and approval of the Agreement and the approval of the Merger; (iii) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal; or (iv) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or

          (g) by either Parent or the Company if (i) the Company Stockholders' Meeting shall have been held and (ii) this Agreement and the Merger shall not have been approved at such meeting by the Required Company Stockholder Vote.

     8.2 EFFECT OF TERMINATION. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and
Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any inaccuracy in or breach of any representation, warranty or covenant contained in this Agreement.

     8.3  EXPENSES; TERMINATION FEE.

          (a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with (i) the filing, printing and mailing of the Form S-4 Registration Statement and the Prospectus/Proxy Statement and any amendments or supplements thereto and (ii) the filing of the premerger notification and report forms relating to the Merger under the HSR Act.

          (b) If this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay to Parent, in cash, within one business day after the termination of this Agreement, a nonrefundable fee in the amount of $9,500,000.

          (c) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(g), (ii) at or prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been submitted, announced or made, and (iii) an Acquisition Transaction is consummated on or prior to the date that is 270 days following the date of such termination, then, contemporaneously with the consummation of such Acquisition Transaction (and regardless of whether such Acquisition Transaction involves the Person or Persons that submitted, announced or made the Acquisition Proposal referred to in clause "(ii)" of this sentence), the Company shall pay to Parent, in cash, a nonrefundable fee in the amount of $9,500,000.

SECTION 9. MISCELLANEOUS PROVISIONS

      9.1 AMENDMENT. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after the adoption and approval of this Agreement and the approval of the Merger by the stockholders of the Company); provided, however, that after any such adoption and approval of this Agreement and approval of the Merger by the Company's stockholders, no amendment shall be made which by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      9.2  WAIVER.

           (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

           (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

      9.3 NO SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger.

      9.4 ENTIRE AGREEMENT; COUNTERPARTS. This Agreement and the other agreements referred to herein and the confidentiality agreement between Parent and the Company dated as of October 15, 1997 (the "Confidentiality Agreement") constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument

      9.5 APPLICABLE LAW; JURISDICTION. Except and only to the extent that the corporate law aspects of the Merger are governed by the corporate laws of the State of Delaware, THIS AGREEMENT IS MADE UNDER, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW. In any action between or among any of the parties, whether arising out of this Agreement or otherwise: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the Commonwealth of Pennsylvania; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the Eastern District of the Commonwealth of Pennsylvania; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 9.9.

     9.6 DISCLOSURE SCHEDULE. The Company Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2; provided, however, that any disclosure in the Company Disclosure Schedule made as to any particular representation or warranty shall be deemed to be made as to all other representations and warranties as to which such disclosure would or might relate so long as the exception in the Company Disclosure Schedule is made with reasonable particularity adequate to identify such representations and warranties as to which it would or might relate.

     9.7 ATTORNEYS' FEES. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     9.8 ASSIGNABILITY. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company's rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Except as set forth in Section 5.5 with respect to the current directors and officers of the Company, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     9.9 NOTICES. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

          IF TO PARENT:

               SunGard Data Systems Inc.
               1285 Drummers Lane
               Wayne, PA  19087
               Attn:  Lawrence A. Gross
               Fax: (610) 341-8851

          IF TO MERGER SUB:

               Information Data Inc.
               c/o SunGard Data Systems Inc.
               1285 Drummers Lane
               Wayne, PA  19087
               Attn:  Lawrence A. Gross
               Fax: (610) 341-8851

          IF TO THE COMPANY:

               Infinity Financial Technology, Inc.
               640 Clyde Court
               Mountain View, CA  94043-2239
               Attn:  President
               Fax: (650) 964-9844

     9.10 COOPERATION.   The Company agrees to cooperate fully with Parent and
to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

     9.11 CONSTRUCTION.

          (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

          (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

          (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

          (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

          (e) For purposes of this Agreement, any reference to the "knowledge" of a party hereto shall mean the actual knowledge of any of its executive officers or members of its Board of Directors of: (i) an actual inaccuracy in any warranty or representation of such party that is subject to a "knowledge" qualification; or (ii) facts or circumstances that would reasonably be expected to constitute or to have given rise to an inaccuracy in any such warranty or representation.

          (f) Where this Agreement requires that a "Material Adverse Effect" qualification contained in a representation and warranty be disregarded: (i) any reference to "Material Adverse Effect on the Acquired Corporations" that is contained in such representation and warranty shall be deemed to be replaced with a reference to "adverse effect on the business, capitalization, operations or financial condition of any of the Acquired Corporations"; and (ii) any reference to "Material Adverse Effect on Parent" that is contained in such representation and warranty shall be deemed to be replaced with a reference to "adverse effect on the business, capitalization, operations or financial condition of Parent."

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.


                                    SUNGARD DATA SYSTEMS INC.



                                    By: /s/ Michael J. Ruane
                                        ------------------------------------
                                        Michael J. Ruane
                                        Chief Financial Officer


                                    INFORMATION DATA INC.


                                    By: /s/ Richard C. Tarbox
                                        ------------------------------------
                                        Richard C. Tarbox
                                        Vice President, Corporate Development


                                    INFINITY FINANCIAL TECHNOLOGY, INC.


                                    By: /s/ Roger A. Lang
                                        ------------------------------------
                                        Roger A. Lang, Jr.
                                        Chief Executive Officer

                                   EXHIBIT A

                              CERTAIN DEFINITIONS

     For purposes of the Agreement (including this Exhibit A):

     ACQUIRED CORPORATION CONTRACT. "Acquired Corporation Contract" shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

     ACQUISITION PROPOSAL. "Acquisition Proposal" shall mean any offer, proposal or inquiry (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction.

     ACQUISITION TRANSACTION. "Acquisition Transaction" shall mean any transaction or series of transactions involving:

          (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which any of the Acquired Corporations is a constituent corporation, (ii) in which a Person or "group" (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires the Company or more than 50% of the Company's business or directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) in which any of the Acquired Corporations issues securities representing more than 20% of the outstanding securities of any class of voting securities of the Company;

          (b) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 50% of the assets of the Company; or

          (c)  any liquidation or dissolution of the Company.

     AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, together with this Exhibit A, as such Agreement and Plan of Merger and Reorganization (including this Exhibit A) may be amended from time to time.

     COMPANY COMMON STOCK. "Company Common Stock" shall mean the Common Stock, $0.001 par value per share, of the Company.

     COMPANY DISCLOSURE SCHEDULE. "Company Disclosure Schedule" shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement and signed by the President of the Company.

     CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

     ENCUMBRANCE. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right or community property interest (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

     ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

     EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     FORM S-4 REGISTRATION STATEMENT. "Form S-4 Registration Statement" shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

     GOVERNMENTAL AUTHORIZATION.  "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

     GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

     HSR ACT. "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


     LEGAL PROCEEDING. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

     LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

     MATERIAL ADVERSE EFFECT. An event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on the Acquired Corporations if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in Section 2 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on (i) the business, capitalization, operations or financial condition of the Acquired Corporations taken as a whole, (ii) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Agreement or to perform any of its obligations under the Agreement, or
(iii) Parent's ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions that do not affect the Company in a disproportionate manner shall be disregarded in determining whether there has been a "Material Adverse Effect" on the Acquired Corporations; and (B) any material adverse effect that results from the taking of any action required by this Agreement or from the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on to the Acquired Corporations. An event, violation, change, failure, inaccuracy, circumstance or other matter will be deemed to have a "Material Adverse Effect" on Parent if such event, violation, change, failure, inaccuracy, circumstance or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in Section 3 of the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on the business, operations or financial condition of Parent and its subsidiaries taken as a whole; provided, however, that: (A) any material adverse effect that results from general economic, business or industry conditions that do not affect Parent in a disproportionate manner shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent; (B) any material adverse effect that results from the taking of any action required by this Agreement or from the announcement or pendency of the transactions contemplated by this Agreement shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent; and (C) a decline in Parent's stock price shall not, in and of itself, constitute a "Material Adverse Effect" on Parent and shall be disregarded in determining whether there has been a "Material Adverse Effect" on Parent.

     PARENT COMMON STOCK. "Parent Common Stock" shall mean the Common Stock, $.01 par value per share, of Parent.

     PERSON.  "Person" shall mean any individual, Entity or Governmental Body.

     PLAN. "Plan" shall mean any salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement.

     PROSPECTUS/PROXY STATEMENT. "Prospectus/Proxy Statement" shall mean the proxy statement to be sent to the Company's stockholders in connection with the Company Stockholders' Meeting.

     REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

     SEC.  "SEC" shall mean the United States Securities and Exchange
Commission.

     SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

     SUBSIDIARY. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns, beneficially or of record, an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at leased a majority of the members of such Entity's board of directors or other governing body.

     SUPERIOR OFFER. "Superior Offer" shall mean an unsolicited, bona fide written offer made by a third party to purchase more than 50% of the outstanding shares of Company Common Stock on terms that the board of directors of the Company determines, in its reasonable judgment, based upon the written advice of its financial advisor, to be more favorable from a financial point of view to the Company's stockholders than the terms of the Merger; provided, however, that any such offer shall not be deemed to be a "Superior Offer" if any financing required to consummate the transaction contemplated by such offer is not committed and is not likely to be obtained by such third party on a timely basis.

     TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

     TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                   EXHIBIT B

                      FORM OF CERTIFICATE OF INCORPORATION

                                   EXHIBIT C

                      PERSONS EXECUTING VOTING AGREEMENTS

     Terry H. Carlitz
     James Dorrian
     Till M. Guldimann
     Roger A. Lang, Jr.
     Michael A. Laven
     Douglas M. Leone
     John C. Lewis
     Sequoia Capital Growth Fund
     Sequoia Technology Partners III

                                   EXHIBIT D

                          FORM OF AFFILIATE AGREEMENT

                                   EXHIBIT E

                   FORM OF CONTINUITY OF INTEREST CERTIFICATE

                                   EXHIBIT F

                        FORM OF NONCOMPETITION AGREEMENT

                                   EXHIBIT G

                  PERSONS EXECUTING NONCOMPETITION AGREEMENTS

     Till M. Guldimann
     Roger A. Lang, Jr.
     Michael A. Laven

                                                                     Appendix B

October 17, 1997

Board of Directors
Infinity Financial Technology, Inc.
640 Clyde Court
Mountain View, CA 94043

Members of the Board:

  We understand that SunGard Data Systems Inc. ("SunGard"), Infinity Financial Technology, Inc. ("Infinity"), and Information Data Inc. ("Merger Sub"), a wholly-owned subsidiary of SunGard, have entered into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Infinity. Pursuant to the Merger, Infinity will become a wholly-owned subsidiary of SunGard and each issued and outstanding share of common stock, par value $0.001 per share, of Infinity (the "Infinity Common Stock"), other than shares held in treasury or held by SunGard or any subsidiary or affiliate of SunGard, shall be converted into the right to receive 0.680 (the "Exchange Ratio") of a share of common stock, par value $0.01 per share, of SunGard (the "SunGard Common Stock"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

  You have asked for our opinion, as of the date hereof, as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Infinity Common Stock.

  For purposes of the opinion set forth herein, we have:

  i. analyzed certain publicly available financial statements and other information of SunGard and Infinity, respectively;

  ii. analyzed certain internal financial statements and other financial and operating data concerning Infinity prepared by the management of Infinity;

  iii. analyzed certain financial projections relating to Infinity prepared by the managements of Infinity and SunGard;

  iv. discussed the past and current operations and financial condition and the prospects of Infinity with senior executives of Infinity;

  v. analyzed certain internal financial statements and other financial and operating data concerning SunGard prepared by the management of SunGard;

  vii. analyzed the pro forma impact of the Merger on the earnings per share and consolidated capitalization of SunGard;

  viii. reviewed the reported prices and trading activity for the Infinity Common Stock;

  ix. compared the financial performance of Infinity and the prices and trading activity of the Infinity Common Stock with that of certain other comparable publicly traded companies and their securities;

  x. reviewed the reported prices and trading activity for the SunGard Common Stock;

  xi. compared the financial performance of SunGard and the prices and trading activity of the SunGard Common Stock with that of certain other comparable publicly traded companies and their securities;

  xii. reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

  xiii. reviewed and discussed with the senior management of Infinity (i) the strategic rationale for the Merger and their assessment of the synergies and other benefits expected to be derived from the Merger and (ii) certain alternatives to the Merger;

  xiv. participated in discussions and negotiations among representatives of Infinity and SunGard and their respective legal advisors;

  xv.  reviewed the Merger Agreement, and certain related agreements; and

  xvi. performed such other analyses and considered such other factors as we have deemed appropriate.

  We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not been provided with, and therefore have not reviewed, any internal financial projections or forecasts relating to future operations or prospects of SunGard, and therefore, upon the advice of SunGard, we have assumed that the publicly available estimates of research analysts are a reasonable basis upon which to evaluate and analyze the future financial performance of SunGard. With respect to the financial projections for Infinity, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Infinity. We have not made any independent valuation or appraisal of the assets, liabilities or technology of SunGard or Infinity, respectively, nor have we been furnished with any such appraisals. We have assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. Generally Accepted Accounting Principles and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion in necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of Infinity in connection with this transaction and will receive a fee for our services. In the past, Deutsche Morgan Grenfell Inc. and its affiliates have provided financing services for Infinity and have received fees for the rendering of these services. In addition, in the ordinary course of our business, we may actively trade the securities and loans of SunGard and Infinity for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and loans.

  It is understood that this letter is for the information of the Board of Directors of Infinity only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Infinity with the Securities and Exchange Commission with respect to the transactions contemplated by the Merger Agreement. Our opinion does not address the underlying strategic decision by Infinity to engage in the Merger and does not constitute a recommendation or opinion as to how any holder of Infinity Common Stock should vote at the shareholders' meeting held in connection with the Merger. In rendering this opinion, we are not expressing any opinion as to the price at which the SunGard Common Stock or Infinity Common Stock will actually trade at any time.

  Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of Infinity Common Stock.

                                          Very truly yours,

                                          DEUTSCHE MORGAN GRENFELL INC.



                                               /s/ George F. Boutros
                                          By: _________________________________
                                               George F. Boutros
                                               Managing Director

                                               /s/ David A. Popowitz
                                          By: _________________________________
                                               David A. Popowitz
                                               Vice President

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by third parties and in connection with actions or suits by or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees and agents, against expenses (including attorney's fees) and, in the case of actions, suits or proceedings brought by third parties, against judgments, fines and amounts paid in settlement actually and reasonably incurred in any action, suit or proceeding.

  The Registrant's Bylaws provide for indemnifications to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, the Registrant has adopted an amendment to its Amended and Restated Certificate of Incorporation to eliminate the personal liability of its directors to the Registrant and its stockholders, in certain circumstances, for monetary damages arising from a breach of the director's duty of care. Additionally, the Registrant has entered into indemnification agreements (in the form approved by the Registrant's stockholders at its 1987 Annual Meeting) with each of its directors and officers. These agreements provide indemnification to the fullest extent permitted by law and, in certain respects, provide greater protection than that specifically provided by the Delaware General Corporation Law. The agreements do not provide indemnification for, among other things, conduct that is adjudged to be fraud, deliberate dishonesty or willful misconduct.

  The Registrant has obtained directors' and officers' liability insurance that covers certain liabilities, including liabilities to the Registrant and its stockholders, in the amount of $20 million.

  Pursuant to the Reorganization Agreement, all rights to indemnification existing in favor of the persons serving as directors or officers of Infinity as of the date of the Reorganization Agreement for acts and omissions occurring prior to the Effective Time, as provided in Infinity's Bylaws (as in effect as of the date of the Reorganization Agreement) and as provided in the indemnification agreements between Infinity and said directors and officers (as in effect as of the date of the Reorganization Agreement), shall survive the Merger and the Registrant shall cause the Surviving Corporation to perform all of its obligations arising thereunder for a period of not less than six years from the Effective Time. The Reorganization Agreement also provides that from the Effective Time until the third anniversary of the date on which the Effective Time occurs, the Registrant will cause the Surviving Corporation to maintain in effect, for the benefit of the persons serving as directors and officers of Infinity as of the date of the Reorganization Agreement with respect to acts or omissions occurring prior to the Effective Time, the existing policy of directors' and officers' liability insurance maintained by Infinity as of the date of the Reorganization Agreement (the "Existing Policy"); provided, however, that (i) the Surviving Corporation may substitute for the Existing Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay an annual premium for the Existing Policy (or for any substitute policies) in excess of $225,000. The Reorganization Agreement further provides that in the event any future annual premium for the Existing Policy (or any substitute policies) exceeds $225,000, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to $225,000.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

   EXHIBIT
   NUMBER                                EXHIBITS
   -------                               --------
    2.1    Agreement and Plan of Merger and Reorganization dated as of October
           17, 1997, among the Registrant, Infinity Financial Technology, Inc.
           ("Infinity") and Information Data Inc. ("Merger Sub"). (See Appendix
           A to the Proxy Statement/Prospectus.)
    5.1    Legal Opinion of the Registrant's General Counsel.
    8.1    Tax Opinion of Cooley Godward LLP.
    8.2    Tax Opinion of Morrison & Foerster LLP.
   23.1    Consent of Coopers & Lybrand LLP, independent accountants.
   23.2    Consent of Ernst & Young LLP, independent auditors.
   23.3    Consent of Deutsche Morgan Grenfell Inc.
   23.4    Consent of Morrison & Foerster (included in Exhibit 8.2).
   23.5    Consent of Cooley Godward LLP (included in Exhibit 8.1).
   24.1    Power of Attorney (see page II-4).
   99.1    Form of Voting Agreement and Irrevocable Proxy.
   99.2    Form of Affiliate Agreement.
   99.3    Form of Certificate of Merger between Infinity and Merger Sub.
   99.4    Infinity Form of Proxy.

  (b) Financial Statement Schedules

  The information required to be set forth herein with respect to Infinity is incorporated by reference from Infinity's Annual Report on Form 10-K for the fiscal year ended December 31, 1996. No financial data schedules are required for the Registrant.

  (c) Item 4(b) Reports

  See Appendix B to the Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS.

  (1) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (2) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") of the Registrant and the Delaware General Corporation Law, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (5) (A) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (B) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (A) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN WAYNE, PENNSYLVANIA, ON THE DATE INDICATED.

                                          SunGard Data Systems Inc.

                                                     /s/ James L. Mann
Date: November 12, 1997                   By: _________________________________
                                            JAMES L. MANN, CHAIRMAN, PRESIDENT
                                                AND CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED. EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY AUTHORIZES JAMES L. MANN AND MICHAEL J. RUANE AND EACH OF THEM, AS ATTORNEY-IN-FACT, TO SIGN ON HIS BEHALF INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, AND TO FILE, ANY AMENDMENTS, INCLUDING POST-EFFECTIVE AMENDMENTS, TO THIS REGISTRATION STATEMENT.

              SIGNATURE                      CAPACITY                DATE

          /s/ James L. Mann            Chief Executive           November 12,
-------------------------------------   Officer, President,          1997
            JAMES L. MANN               and Chairman of the
                                        Board of Directors
                                        (principal
                                        executive officer)

        /s/ Michael J. Ruane           Chief Financial           November 12,
-------------------------------------   Officer and Vice             1997
          MICHAEL J. RUANE              President--Finance
                                        (principal
                                        financial officer)

       /s/ Andrew P. Bronstein         Vice President and        November 12,
-------------------------------------   Controller                   1997
         ANDREW P. BRONSTEIN            (principal
                                        accounting officer)

       /s/ Gregory S. Bentley          Director                  November 12,
-------------------------------------                                1997
         GREGORY S. BENTLEY

        /s/ Michael C. Brooks          Director                  November 12,
-------------------------------------                                1997
          MICHAEL C. BROOKS

       /s/ Albert A. Eisenstat         Director                  November 12,
-------------------------------------                                1997
         ALBERT A. EISENSTAT

              SIGNATURE                       CAPACITY               DATE

         /s/ Bernard Goldstein          Director                 November 12,
-------------------------------------                                1997
          BERNARD GOLDSTEIN

           /s/ Michael Roth             Director                 November 12,
-------------------------------------                                1997
            MICHAEL ROTH

        /s/ Malcolm I. Ruddock          Director                 November 12,
-------------------------------------                                1997
         MALCOLM I. RUDDOCK

      /s/ Lawrence J. Schoenberg        Director                 November 12,
-------------------------------------                                1997
       LAWRENCE J. SCHOENBERG

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                 EXHIBITS
 -------                                --------
  2.1    Agreement and Plan of Merger and Reorganization dated as of October
         17, 1997, among the Registrant, Infinity Financial Technology, Inc.
         ("Infinity") and Information Data Inc. ("Merger Sub"). (See Appendix A
         to the Proxy Statement/Prospectus.)
  5.1    Legal Opinion of the Registrant's General Counsel.
  8.1    Tax Opinion of Cooley Godward LLP.
  8.2    Tax Opinion of Morrison & Foerster LLP.
 23.1    Consent of Coopers & Lybrand LLP, independent accountants.
 23.2    Consent of Ernst & Young LLP, independent auditors.
 23.3    Consent of Deutsche Morgan Grenfell Inc.
 23.4    Consent of Morrison & Foerster (included in Exhibit 8.2).
 23.5    Consent of Cooley Godward LLP (included in Exhibit 8.1).
 24.1    Power of Attorney (see page II-4).
 99.1    Form of Voting Agreement and Irrevocable Proxy.
 99.2    Form of Affiliate Agreement.
 99.3    Form of Certificate of Merger between Infinity and Merger Sub.
 99.4    Infinity Form of Proxy.